Mr. Minore,

As discussed, attached are the responses to the staff's comments on Pre-Effective Amendment No. 1 to the Registration Statement on Form N-1A for the NashvilleETF, which is a series of the LocalShares Investment Trust. A draft of Pre-Effective Amendment No. 2 is attached, along with a copy marked to show changes from Pre-Effective Amendment No. 1.   This draft is complete, other than resolution of any staff comments and availability of the audited seed financial statements. (Copies of the advisory and subadvisory agreements, along with a draft legal opinion, will be e-mailed to you separately.)

A copy of this e-mail and its attachments will be filed on EDGAR as correspondence.

I look forward to discussing with you on your return. Best regards.

Mary T. Payne
202.414.9483
mpayne@reedsmith.com

ReedSmith LLP
Washington, DC
202.414.9200
Fax 202.414.9299

As filed with the Securities and Exchange Commission on July __, 2013

Securities Act File No.	333-184163
Investment Company Act File No.	811-22755

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-1A
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 ☐
Pre-Effective Amendment No. 2 ☒
Post-Effective Amendment No.__ ☐
and/or

REGISTRATION STATEMENT
UNDER
THE INVESTMENT COMPANY ACT OF 1940 ☐
Amendment No. 2 ☒
(Check appropriate box or boxes.)

LOCALSHARES INVESTMENT TRUST
(Exact Name of Registrant as Specified in Charter)

618 Church Street, Suite 220
Nashville, Tennessee 37219
(Address of Principal Executive Offices) (Zip Code)

(Registrant's Telephone Number, including Area Code): (615) 327-4776

Elizabeth S. Courtney
LocalShares Investment Trust
618 Church Street, Suite 220
Nashville, Tennessee 37219
(Name and Address of Agent for Service)

Copy to:
Counsel for the Trust:
Mary Thornton Payne, Esq.
Reed Smith, LLP
1301 K Street, NW, Suite 1100
Washington, D.C. 20005

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the registration statement.

Registrant declares that an indefinite amount of its shares of beneficial interest is being registered by this registration statement pursuant to Section 24(f) under the Investment Company Act of 1940, as amended, and Rule 24f-2 thereunder.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.



LOCAL SHARES

LocalShares Investment Trust Prospectus

July __, 2013

NashvilleETF Fund

Listing Exchange: NYSE Arca, Inc.
Ticker: [NASH]

The Securities and Exchange Commission ("SEC") has not approved or disapproved these securities or passed upon the adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

LocalShares Investment Trust

Table of Contents

INVESTMENT PRODUCTS: ■ ARE NOT FDIC INSURED ■ MAY LOSE VALUE ■ ARE NOT BANK GUARANTEED

NashvilleETF

Investment Objective

NashvilleETF (the "Fund") seeks to replicate as closely as possible, before fees and expenses, the price and yield performance of the LocalShares Nashville Index.

Fees and Expenses of the Fund

The following table describes the fees and expenses you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	
Management Fees	0.65%
Distribution and/or Service (12b-1) Fees	None
Other Expenses[1]	0.00%
Total Annual Operating Expenses	0.65%
Fee Waiver[2]	0.16%
Total Annual Operating Expenses After Fee Waiver[2]	0.49%

[1] "Other Expenses" are based on estimated amounts for the current fiscal year.

[2] The Fund's investment adviser, LocalShares, Inc. ("LocalShares" or the "Adviser"), has agreed to waive fees and expenses so that the Fund's Total Annual Operating Expenses will not exceed 0.49%. This fee waiver will remain in effect until December 31, 2016, and may be extended thereafter by the Adviser in its sole discretion.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. You may pay brokerage expenses on the purchase and sale of shares of the Fund. These brokerage commissions are not reflected in the Example. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1 Year	3 Years
$50	$158

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund's performance.

Principal Investment Strategies of the Fund

The Fund normally invests at least 90% of its total assets (exclusive of collateral held from securities lending) in securities that comprise the LocalShares Nashville Index. The LocalShares Nashville Index is comprised of publicly traded U.S. companies that have corporate headquarters in the Nashville, Tennessee region and that meet certain requirements regarding capitalization, trading volume, and price levels. More specifically, the eligibility requirements for inclusion within the LocalShares Nashville Index are:

1. Listing on the NYSE, AMEX or NASDAQ Global Market;
2. Corporate headquarters based in the Nashville, Tennessee region, which is defined as Davidson county (the county where Nashville is located) and all counties contiguous to Davidson county (*i.e.*, Robertson, Sumner, Wilson, Rutherford, Williamson, and Cheatham counties);
3. Market capitalization of at least $100 million during the 25 days preceding the initial inclusion date (the "Screening Date"); and
4. Average daily volume of stock traded exceeding 50,000 shares for the preceding three months.

The LocalShares Nashville Index is weighted on several factors, including relative growth, liquidity, low volatility, momentum, return, valuation, and yield. Additional information about the LocalShares Nashville Index, including the components and weightings, as well as the rules that govern inclusion and weighting, is available at www.solactive.com/en/.

The Fund employs a "passive management" or indexing investment approach designed to approximate the investment performance of the LocalShares Nashville Index by investing in a portfolio of securities that generally replicates the LocalShares Nashville Index. The Fund attempts to invest all, or substantially all, of its assets in the stocks that make up the LocalShares Nashville Index in approximately the same proportions as the index, but it may also invest in cash deposits, money market instruments or treasuries as a temporary defensive position. The Fund will concentrate its investments (*i.e.,* invest more than 25% of the value of its net assets) in securities of issuers in any one industry or group of industries only to the extent that the LocalShares Nashville Index reflects a concentration in that industry or group of industries. The Fund will not otherwise concentrate its investments in securities of issuers in any one industry or group of industries.

LocalShares expects that, over time, the correlation between the Fund's performance and that of the LocalShares Nashville Index, before fees and expenses, will be 95% or better. A figure of 100% would indicate perfect correlation.

Principal Risks of Investing in the Fund

Investors can lose money on an investment in the Fund. The Fund is subject to the risks described below. Some or all of these risks may adversely affect the Fund's net asset value ("NAV"), trading price, yield, total return and/or ability to meet its objectives. For more information about the risks of investing in the Fund, see the section in this Prospectus, titled *"Additional Information about the Fund's Investment Strategies and Risks."*

- **New Fund Risk** – As a new fund, there can be no assurance that the Fund will grow to or maintain an economically viable size, in which case it may experience greater tracking error to the LocalShares Nashville Index than it otherwise would at higher asset levels, or it could ultimately liquidate, which could trigger tax consequences for investors.

- **Investment Risk** – Investors in the Fund could lose money, including the possible loss of the entire principal amount of an investment.

- **Passive Investment Risk** – The Fund is not actively managed and LocalShares does not attempt to outperform the LocalShares Nashville Index or take defensive positions under any market conditions, including declining markets.

- **Index Tracking Risk** – The Fund holds the same stocks, in approximately the same proportions, as the stocks of the LocalShares Nashville Index, and does not intend to use a sampling strategy in an attempt to manage the portfolio.

- **Lack of Diversification Risk** – The Fund may invest more of its assets in the securities of a single issuer or a smaller number of issuers than if it were classified as a diversified fund. As a result, the Fund may be more exposed to the risks associated with and developments affecting an individual issuer or a small number of issuers than a fund that invests more widely, which may have a greater impact on the Fund's volatility and performance.

- **Geographic Concentration Risk** – Because the Fund will invest substantially all of its assets in the securities of companies that have their headquarters or principal place of business located in the Nashville, Tennessee region, the Fund may be impacted by events or conditions affecting the region to a greater extent than a fund that did not focus its investments in that manner.

- **Healthcare Sector Risk** – Due to the concentration of the healthcare industry in middle Tennessee, the Fund is expected to invest a relatively large percentage of its assets in the healthcare sector, and therefore the performance of the Fund will be impacted by events affecting this sector.

- **Small-Capitalization Investing** – The Fund is expected to invest a relatively large percentage of its assets in the securities of small-capitalization companies. The securities of small-capitalization companies may be less mature compared to larger companies and the value of such securities may be more volatile than those of larger issuers.

- **Market Risk** –The Fund's NAV and market price will fluctuate within a wide range in response to a variety of factors. As a result, an investor could lose money over short or even long periods.

- **Shares of the Fund May Trade at Prices Other Than NAV** – There may be times when the market price of shares and the NAV of the Fund vary significantly. Thus, an investor may pay more than NAV for shares in the secondary market, and may sell for less than NAV.

- **Market Price Risk** – The Fund cannot predict, and does not control, whether or when the Fund's shares will trade at a premium or a discount to NAV, it is likely that in times of market disruption, including when there is a lack of liquidity in the Fund's shares, the bid-asked spread will increase significantly and the Fund shares would most likely be traded at a discount to the Fund's NAV.

- **Secondary Market Risk** – An active secondary market for the Fund's shares may not exist.

- **The Fund's Shares Are Not Individually Redeemable** – Fund shares can be redeemed with the Fund directly at NAV only in large lots of 50,000 shares known as "Creation Units."

- **Issuer-Specific Risk** – Changes in the financial condition of an issuer or counterparty, changes in specific economic or political conditions that affect a particular type of security or issuer, and changes in general economic or political conditions have a negative impact on the value of the Fund.

- **Lack of Governmental Insurance or Guarantee** – An investment in the Fund is not a bank deposit, and it is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

- **Non-Correlation Risk** – As with all index funds, the performance of the Fund and the LocalShares Nashville Index may vary due to the Fund's operating expenses and portfolio transaction costs and tracking error.

Management

LocalShares is the Fund's investment adviser.

The Fund's sub-adviser is Decker Wealth Management LLC ("DWM" or the "Sub-Adviser"). Mr. William S. Decker is the managing member of the Sub-Adviser and has been in that role since April 2009. He has been the Fund's portfolio manager since its inception.

Buying and Selling Fund Shares

The Fund is an "exchange traded fund" or "ETF," which means that shares of the Fund are not redeemable individually by the Fund. Instead, shares of the Fund are listed on the NYSE Arca, Inc. (the "Listing Exchange") and trade at market prices throughout the trading day. Individual shares of the Fund may only be purchased and sold on a national securities exchange through a broker-dealer. Because Fund shares trade at market prices rather than NAV, shares may trade at a price greater than NAV (premium) or less than NAV (discount).

The Fund issues and redeems shares at NAV only in large blocks of shares ("Creation Units"), which only institutions or large investors may purchase or redeem. Currently, Creation Units consist of 50,000 shares, though this may change from time to time. Creation Units are not expected to consist of less than 25,000 shares. The Fund generally issues and redeems Creation Units in exchange for a portfolio of securities closely approximating the holdings of the Fund and an amount of U.S. cash or cash equivalents.

Tax Information

The Fund intends to make distributions that may be taxed as ordinary income or capital gains.

Additional Information about the Fund

Investment Objective

The Fund seeks to replicate as closely as possible, before fees and expenses, the price and yield performance of the LocalShares Nashville Index.

Principal Investment Strategies

Under normal circumstances, the Fund expects to invest at least 90% of its total assets in the component securities of the LocalShares Nashville Index. The Fund generally invests in all of the securities composing the LocalShares Nashville Index in proportion to the weightings of the securities in the Index. However, the Fund may also invest in cash deposits, money market instruments, or treasuries as a temporary defensive position. Furthermore, under various circumstances, it may not be possible or practicable to purchase all of those securities in the same weightings as the LocalShares Nashville Index. In those circumstances, the Fund may purchase a sample of securities in the LocalShares Nashville Index as a whole. There also may be instances in which the Sub-Adviser may choose to (i) overweight another stock in the LocalShares Nashville Index, (ii) purchase securities not contained in the LocalShares Nashville Index that the Sub-Adviser believes are appropriate to substitute for certain securities in the LocalShares Nashville Index, or (iii) utilize various combinations of other available investment techniques, in seeking to track the LocalShares Nashville Index. The Fund may sell securities included in the LocalShares Nashville Index in anticipation of their removal from the Index, or purchase securities not included in the LocalShares Nashville Index in anticipation of their addition to the Index.

Under Investment Company Act of 1940, as amended ("1940 Act"), the Fund must invest at least 80% of its total assets in securities suggested by its name – in this case, securities of companies headquartered in the Nashville, Tennessee region (the "80% investment requirement"). The Fund will meet the 80% investment requirement because the Fund intends to invest at least 90% of its total assets in the securities of companies that are included in the LocalShares Nashville Index in accordance with its principal investment strategies. The Fund's 80% investment requirement constitutes a non-fundamental policy that the Board of Trustees (the "Board") of LocalShares Investment Trust (the "Trust") may change without shareholder approval, upon 60 days' prior written notice to shareholders. The fundamental and non-fundamental policies of the Fund are set forth in the Fund's Statement of Additional Information ("SAI").

Principal Risks of Investing in the Fund

Investors can lose money on an investment in the Fund. The Fund is subject to the risks described below. Some or all of these risks may adversely affect the Fund's NAV, trading price, yield, total return and/or ability to meet its objectives.

- **New Fund Risk** – The Fund is a new fund. While the Shares are listed on the Listing Exchange, there can be no assurance that an active trading market for the Shares will be maintained. As a new fund, there can be no assurance that it will grow to or maintain an economically viable size, in which case it may experience greater tracking error to the LocalShares Nashville Index than it otherwise would at higher asset levels, or it could ultimately liquidate. The Fund may be liquidated at any time without shareholder approval and at a time that is not favorable for all of its shareholders. Any liquidation will trigger income tax consequences to the Fund's shareholders. The Fund's distributor does not maintain a secondary market in the Shares. In addition, the Fund's Adviser has never operated an investment company such as the Fund.

- **Investment Risk** – As with all investments, an investment in the Fund is subject to investment risk. Investors in the Fund could lose money, including the possible loss of the entire principal amount of an investment, over short or even long periods of time.

- **Passive Investment Risk** – The Fund invests in the securities included across large-, mid- and small capitalization companies depending upon the composition of the LocalShares Nashville Index. The Fund is not actively managed and may be affected by a general decline in market segments related to the LocalShares Nashville Index. The Fund invests in securities included in, or representative of, the LocalShares Nashville Index, regardless of their investment merits. LocalShares does not attempt to outperform the LocalShares Nashville Index or take defensive positions under any market conditions, including declining markets. As a result, the Fund's performance may be adversely affected by a general decline in the market segments relating to the LocalShares Nashville Index.

- **Index Tracking Risk** – The Fund employs a "passive management" or indexing investment approach by tracking the investment of the LocalShares Nashville Index. The Fund uses this replication method as its primary strategy, meaning that it holds the same stocks, in approximately the same proportions, as the stocks of the LocalShares Nashville Index. The Adviser does not intend to use a sampling strategy in an attempt to manage the portfolio, but will do so only when required by regulatory, legal, or market considerations. In these circumstances, the Fund will employ a strategy whereby the Fund will invest in securities that, in the aggregate, are deemed by the Adviser to approximate the LocalShares Nashville Index in terms of key characteristics.

- **Lack of Diversification Risk** – The Fund is considered to be "non-diversified." A "non-diversified" classification means that the Fund is not limited by the 1940 Act with regard to the percentage of its assets that may be invested in the securities of a single issuer. As a result, the Fund may invest more of its assets in the securities of a single issuer or a smaller number of issuers than if it were classified as a diversified fund. Thus, the Fund may be more exposed to the risks associated with and developments affecting an individual issuer or a small number of issuers than a fund that invests more widely, which may have a greater impact on the Fund's volatility and performance. However, there are limits on the percentage of any one security the Fund can hold because the LocalShares Nashville Index does not weight the securities of any single issuer at more than twice or less than one-fourth its equal weighting. For example, if there are 20 stocks in the

LocalShares Nashville Index (which is currently the minimum number of stocks the index is permitted to have), an equal weighting would be 5% each (100%/20 = 5%). Accordingly, the maximum percentage of the securities of any single issuer is twice its equal weighting or 10% (2 x 5%). If the LocalShares Nashville Index has more than 20 component securities, the maximum percentage of the securities of any single issuer will decline below 10%. As of the date of this prospectus, the three largest component securities of the LocalShares Nashville Index and their weightings are: Cracker Barrel (CBRL) at 7.37%, Louisiana Pacific (LPX) at 6.76%, and Community Health Systems (CYH) at 6.41%.

- **Geographic Concentration Risk** – Because the Fund will invest substantially all of its assets in the securities of companies that have their headquarters or principal place of business located in the Nashville, Tennessee region, the Fund may be impacted by events or conditions affecting the region to a greater extent than a fund that did not focus its investments in that manner. For example, political and economic conditions and changes in regulatory, tax, or economic policy in Tennessee could significantly affect Nashville's market. Furthermore, a natural or other disaster could occur in the Nashville, Tennessee region, which could affect the economy or particular business operations of companies in that region.

- **Healthcare Sector Risk** – Due to the concentration of the healthcare industry in middle Tennessee, the Fund is expected to invest a relatively large percentage of its assets in the healthcare sector, and therefore the performance of the Fund will be impacted by events affecting this sector. As of the date of this prospectus, [36%] of the LocalShares Nashville Index was comprised of securities of companies in the healthcare sector. This sector can be significantly affected by changes in government regulation including federal healthcare policy, reimbursement, price competition, the availability and cost of capital funds and escalating cost of care. In particular, this sector is subject to risk and uncertainty related to the enactment and implementation of the Budget Control Act of 2011 and the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (collectively, the "Health Reform Law"), the possible enactment of additional federal or state healthcare reforms and possible changes to the Health Reform Law and other federal, state or local laws or regulations affecting the healthcare industry.

- **Small-Capitalization Investing** – The Fund is expected to invest a relatively large percentage of its assets in the securities of small-capitalization companies. The securities of small-capitalization companies may be less mature compared to larger companies and the value of such securities may be more volatile than those of larger issuers.

- **Market Risk** – The trading prices of equity securities and other instruments fluctuate in response to a variety of factors. These factors include events impacting the entire market or specific market segments, such as political, market and economic developments, as well as events that impact specific issuers. The Fund's NAV and market price will fluctuate within a wide range in response to these and other factors. As a result, an investor could lose money over short or even long periods.

- **Shares of the Fund May Trade at Prices Other Than NAV** – As with all ETFs, Fund shares may be bought and sold in the secondary market at market prices. Although it is expected that the market price of the shares of the Fund will approximate the Fund's NAV, there may be times when the market price and the NAV vary significantly. Thus, an investor may pay more (or less) than NAV when the investor buys shares of the Fund in the secondary market, and may receive more (or less) than NAV when selling those shares in the secondary market.

- **Market Price Risk** – The market price of the Fund's shares, like the price of any exchange-traded security, includes a "bid-asked spread" charged by the exchange market maker and other market-makers that cover the particular security. While the Fund cannot predict, and does not control, whether or when the Fund's shares will trade at a premium or a discount to NAV, it is likely that in times of market disruption, including when there is a lack of liquidity in the Fund's shares, the bid-asked spread will increase significantly and the Fund shares would most likely be traded at a discount to the Fund's NAV. The Fund's NAV is equal to its total assets, less its liabilities, divided by the number of Fund shares outstanding.

- **Secondary Market Risk** – An active secondary market for the Fund's shares may not exist. Although the Fund's shares will be listed on an exchange, subject to notice of issuance, it is possible that an active trading market may not develop or be maintained.

- **The Fund's Shares Are Not Individually Redeemable** – Fund shares can be redeemed with the Fund directly at NAV only in large lots of 50,000 shares known as "Creation Units."

- **Issuer-Specific Risk** – Changes in the financial condition of an issuer or counterparty, changes in specific economic or political conditions that affect a particular type of security or issuer, and changes in general economic or political conditions can affect a security or instrument's value. The value of securities of smaller, less well-known issuers can be more volatile than that of larger issuers. Issuer-specific events can have a negative impact on the value of the Fund.

- **Lack of Governmental Insurance or Guarantee** – An investment in the Fund is not a bank deposit, and it is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

- **Non-Correlation Risk** – As with all index funds, the performance of the Fund and the LocalShares Nashville Index may vary somewhat for a variety of reasons. For example, the Fund incurs operating expenses and portfolio transaction costs not incurred by the LocalShares Nashville Index. In addition, the Fund will incur "tracking error" as it may not be fully invested in the securities of the LocalShares Nashville Index at all times, may lag changes in LocalShares Nashville Index, or may hold securities not included in the LocalShares Nashville Index. This risk may be heightened during times of increased market volatility or other unusual market conditions.

Portfolio Holdings Information

Information about the Fund's daily portfolio holdings is available at www.localshares.com. A summarized description of the Fund's policies and procedures with respect to the disclosure of its portfolio holdings is available in the Trust's SAI.

Investment Adviser

As investment adviser, LocalShares has overall responsibility for the general management and administration of the Trust and its separate investment portfolio, the Fund. LocalShares will also arrange for sub-advisory, transfer agency, custody, fund administration, and all other non-distribution related services necessary for the Fund. LocalShares is governed by a board of directors that consists of the following individuals: Michael D. Shmerling, Chairman, Elizabeth S. Courtney, William S. Decker, Cameron Newton, and James C. Phillips.

Under the Investment Advisory Agreement between LocalShares and the Trust, LocalShares is responsible for all expenses of the Fund, the costs of sub-advisory, transfer agency, custody, fund administration, legal, audit and other services, except for brokerage expenses, taxes, interest, litigation expenses, and other extraordinary expenses. For the Adviser's services, the Fund has agreed to pay an annual unitary management fee equal to 0.65% of its average daily net assets (the "Advisory Fee"). A discussion regarding the basis for the Board of Trustees' approval of the Investment Advisory Agreement between the LocalShares and the Trust with respect to the Fund will be available in the Fund's semi-annual report to shareholders for the period from commencement of operations until October 31, 2013, which will be sent to shareholders in late December, 2013.

LocalShares is a registered investment adviser with offices located at 618 Church Street, Suite 220, Nashville, Tennessee 37219.

Sub-Adviser

As sub-adviser, DWM is responsible for the day-to-day management of the Fund. DWM is a registered investment adviser and manages investment strategies for institutional and private investors. Its principal office is located at 4535 Harding Pike, Suite 300, Nashville, Tennessee 37205. As of July 1, 2012, DWM had assets under management totaling approximately $90 million. DWM selects the investments for the Fund and places orders to buy and sell the investments.

For providing sub-advisory services to the Fund, LocalShares pays DWM an annual fee of $62,500 plus 3 basis points (0.03%) of the daily net assets of the Fund.

A discussion regarding the basis for the Board of Trustees' approval of the Sub-Advisory Agreement between the LocalShares and DWM with respect to the Fund will be available in the Fund's semi-annual report to shareholders for the period from commencement of operations until October 31, 2013, which will be sent to shareholders in late December, 2013.

Portfolio Managers

The Fund is managed by the Sub-Adviser. The individual member of the team responsible for the day-to-day management of the Fund's portfolios is listed below.

> **Mr. William S. Decker.** As the founder and managing member of Decker Wealth Management LLC, Mr. Decker's primary responsibilities include the development and application of investment strategy for the firm's clients. Mr. Decker's career experience includes over eleven years with Morgan Stanley where he served as Senior Vice President – Investments and over five years with US Trust/Bank of America where he served as Senior Vice President & Private Client Advisor. At both firms, he focused on wealth management for high net worth individuals and families. Mr. Decker completed his undergraduate studies at Baylor University, earning a bachelor's degree with a public administration major, and earned an MBA from Pepperdine University.
>
> The Trust's SAI provides additional information about the portfolio manager's compensation, other accounts managed by the portfolio manager, and the portfolio manager's ownership of shares in the Fund.

Continuous Offering

The method by which Creation Units of shares are created and traded may raise certain issues under applicable securities laws. Because new Creation Units of shares are issued and sold by the Fund on an ongoing basis, at any point a "distribution," as such term is used in the Securities Act of 1933, as amended (the "Securities Act"), may occur. Broker-dealers and other persons are cautioned that some activities on their part may, depending on the circumstances, result in their being deemed participants in a distribution in a manner which could render them statutory underwriters and subject them to the prospectus delivery requirement and liability provisions of the Securities Act.

For example, a broker-dealer firm or its client may be deemed a statutory underwriter if it takes Creation Units after placing an order with the Fund's distributor, breaks them down into constituent shares, and sells such shares directly to customers, or if it chooses to couple the creation of a supply of new shares with an active selling effort involving solicitation of secondary market demand for shares. The determination of whether one is an underwriter for purposes of the Securities Act must take into account all the facts and circumstances pertaining to the activities of the broker-dealer or its client in the particular case, and the examples mentioned above should not be considered a complete description of all the activities that could lead to a categorization as an underwriter.

Broker-dealer firms should also note that dealers who are not "underwriters" but are effecting transactions in shares, whether or not participating in the distribution of shares, generally are required to deliver a prospectus. This is because the prospectus delivery exemption in Section 4(3) of the Securities Act is not available in respect of such transactions as a result of Section 24(d) of the 1940 Act. Firms that incur a prospectus delivery obligation with respect to shares of the Fund are reminded that, pursuant to Rule 153 under the Securities Act, a prospectus delivery obligation under Section 5(b)(2) of the Securities Act owed to an exchange member in connection with the sale on the Listing Exchange is satisfied by the fact that the prospectus is available at the Listing Exchange upon request. The prospectus delivery mechanism provided in Rule 153 is only available with respect to transactions on an exchange.

Additional Information on Buying and Selling Fund Shares

Most investors will buy and sell shares of the Fund through brokers. Shares of the Fund are expected to trade on the NYSE Arca, Inc. during the trading day and can be bought and sold throughout the trading day like other shares of publicly traded securities. When buying or selling shares through a broker, most investors will incur customary brokerage commissions and charges. Shares of the Fund are expected to trade under the trading symbol: [NASH].

Share Trading Prices

Transactions in Fund shares will be priced at net asset value ("NAV") only if you purchase shares directly from the Fund in Creation Units. If not purchased directly from the Fund, the price of Fund shares will be based on the market price in the secondary market. As with other types of securities, the trading prices of shares in the secondary market can be affected by market forces such as supply and demand, economic conditions and other factors. The price you pay or receive when you buy or sell your shares in the secondary market may be more or less than the NAV of such shares.

The approximate value of shares of the Fund is disseminated every 15 seconds throughout the trading day by the Listing Exchange or by other information providers. This approximate value should not be viewed as a "real-time" update of the NAV because the approximate value may not be calculated in the same manner as the NAV, which is computed once per day. The approximate value generally is determined by using current market quotations, price quotations obtained from broker-dealers that may trade in the portfolio securities and instruments held by the Fund, and/or amortized cost for securities with remaining maturities of 60 days or less. The Fund is not involved in, or responsible for, the calculation or dissemination of the approximate value and makes no warranty as to its accuracy.

Determination of Net Asset Value

The NAV of the Fund's shares is calculated each day the national securities exchanges are open for trading as of the close of regular trading on the New York Stock Exchange ("NYSE"), normally 4:00 p.m. Eastern time (the "NAV Calculation Time"). NAV per share is calculated by dividing the Fund's net assets by the number of Fund shares outstanding.

In calculating its NAV, the Fund generally values its assets on the basis of market quotations, last sale prices, or estimates of value furnished by a pricing service or brokers who make markets in such instruments. Debt obligations with maturities of 60 days or less are valued at amortized cost.

Fair value pricing is used by the Fund when reliable market valuations are not readily available or are not deemed to reflect current market values. Securities that may be valued using "fair value" pricing may include, but are not limited to, securities for which there are no current market quotations or whose issuer is in default or bankruptcy, securities subject to corporate actions (such as mergers or reorganizations), securities subject to non-U.S. investment limits or currency controls, and securities affected by "significant events." An example of a significant event is an event occurring after the close of the market in which a security trades but before the Fund's next NAV Calculation Time that may materially affect the value of the Fund's investment (*e.g.*, government action, natural disaster, or significant market fluctuation). When fair-value pricing is employed, the prices of securities used by the Fund to calculate its NAV may differ from quoted or published prices for the same securities.

Dividends and Distributions

The Fund intends to pay out dividends, if any, to investors at least annually. The Fund intends to distribute its net realized capital gains, if any, to investors annually. The Fund may occasionally be required to make supplemental distributions at some other time during the year. Distributions in cash may be reinvested automatically in additional whole shares only if the broker through whom you purchased shares makes such option available. Your broker is responsible for distributing the income and capital gain distributions to you. Distributions are taxable to you whether or not you reinvest these amounts in additional shares. Accordingly, investors who choose to receive distributions in the form of additional shares of the Fund will nonetheless be required to pay applicable federal, state or local taxes on the reinvested dividends, but will not receive a corresponding cash distribution with which to pay any applicable tax. Reinvested dividends increase the Fund's assets on which a management fee is payable to the Adviser and the Sub-Adviser.

Book Entry

Shares of the Fund are held in book-entry form, which means that no stock certificates are issued. The Depository Trust Company ("DTC") or its nominee is the record owner of all outstanding shares of the Fund.

Investors owning shares of the Fund are beneficial owners as shown on the records of DTC or its participants. DTC serves as the securities depository for all shares of the Fund. Participants include DTC, securities brokers and dealers, banks, trust companies, clearing corporations, and other institutions that directly or indirectly maintain a custodial relationship with DTC. As a beneficial owner of shares, you are not entitled to receive physical delivery of stock certificates or to have shares registered in your name, and you are not considered a registered owner of shares. Therefore, to exercise any right as an owner of shares, you must rely upon the procedures of DTC and its participants. These procedures are the same as those that apply to any securities that you hold in book-entry or "street name" form. Your broker will provide you with account statements, confirmations of your purchases and sales, and tax information.

Delivery of Shareholder Documents – Householding

"Householding" is an option available to certain investors of the Fund. Householding is a method of delivery for shareholder documents, based on the preference of the individual investor, in which a single copy of certain shareholder documents can be delivered to investors who share the same address, even if their accounts are registered under different names. Householding for the Fund is available through certain broker-dealers. If you are interested in enrolling in householding and receiving a single copy of the Fund's prospectus and other shareholder documents, please contact your broker-dealer. If you are currently enrolled in householding and wish to change your householding status, please contact your broker-dealer.

Frequent Purchases and Redemptions of Fund Shares

The Fund has adopted policies and procedures with respect to frequent purchases and redemptions of Creation Units of Fund shares. Since the Fund is an ETF, only a few institutional investors (known as "Authorized Participants") are authorized to purchase and redeem shares directly with the Fund. Because purchase and redemption transactions with Authorized Participants are an essential part of the ETF process and help keep ETF trading prices in line with NAV, the Fund accommodates frequent purchases and redemptions by Authorized Participants. Frequent purchases and redemptions for cash may increase index tracking error and portfolio transaction costs and may lead to realization of capital gains. Frequent in-kind creations and redemptions do not give rise to these concerns. The Fund reserves the right to reject any purchase order at any time. The Fund reserves the right to impose restrictions on disruptive, excessive, or short-term trading and may reject purchase or redemption orders in such instances.

Investments by Registered Investment Companies

Section 12(d)(1) of the 1940 Act restricts investments by registered investment companies in the securities of other investment companies, including shares of the Fund. Registered investment companies are permitted to invest in the Fund beyond the limits set forth in Section 12(d)(1) subject to certain terms and conditions set forth in an exemptive order issued by the Securities and Exchange Commission (the "SEC") to the Trust, including that such investment companies enter into an agreement with the Fund.

Additional Tax Information

The following discussion is a summary of some important U.S. federal income tax considerations generally applicable to investments in the Fund. Your investment in the Fund may have other tax implications. Please consult your tax adviser about the tax consequences of an investment in Fund shares, including the possible application of foreign, state, and local tax laws.

The Fund intends to qualify each year as a regulated investment company. A regulated investment company is not subject to tax at the fund level on income and gains from investments that are timely distributed to shareholders. However, the Fund's failure to qualify as a regulated investment company would result (if certain relief provisions were not available) in fund-level taxation and consequently a reduction in income available for distribution to shareholders.

Unless your investment in Fund shares is made through a tax-exempt entity or tax-deferred retirement account, such as an individual retirement account, you need to be aware of the possible tax consequences when:

- The Fund makes distributions,

- You sell shares, and

- You purchase or redeem Creation Units (for institutional investors only).

Taxes on Distributions

For federal income tax purposes, distributions of investment income are generally taxable as ordinary income. Taxes on distributions of capital gains (if any) are determined by how long the Fund owned the investments that generated them, rather than how long you have owned your Fund shares. Distributions of net capital gains (the excess of net long-term capital gains from the sale of investments that the Fund owned for more than one year over net short-term capital losses) that are properly designated by the Fund as capital gain dividends ("Capital Gain Dividends") will be taxable as long-term capital gains. Long-term capital gain rates applicable to individuals are generally 15%, with a higher rate of 20% applying to individuals with income exceeding $400,000 ($450,000 if married and filing jointly) and a rate of 0% applying to taxpayers in the 10% and 15% rate brackets. Distributions of gains from the sale of investments that the Fund owned for one year or less will be taxable as ordinary income to investors taxed at taxpayer's applicable ordinary income tax rate.

U.S. individuals with income exceeding $200,000 ($250,000 if married and filing jointly) are subject to a 3.8% Medicare contribution tax on their "net investment income," which includes interest, dividends, and capital gains (including capital gains realized on the sale or exchange of Fund shares).

In general, your distributions are subject to federal income tax for the year in which they are paid. Certain distributions paid in January, however, may be treated as paid on December 31 of the prior year. Distributions are taxable even if they are paid from income or gains earned by the Fund before your investment (and thus were included in the price you paid for your shares).

If you are neither a resident nor a citizen of the United States or if you are a foreign entity, dividends (other than capital gain dividends) paid to you by the Fund will generally be subject to a 30% U.S. federal withholding tax, unless a lower treaty rate applies. In addition, a 30% U.S. federal withholding tax will be imposed on dividends and proceeds of sales paid to foreign shareholders if certain disclosure requirements are not satisfied.

The Fund (or financial intermediaries, such as brokers, through which a shareholder owns Fund shares) generally is required to withhold and remit to the U.S. Treasury a percentage of the taxable distributions and sale or redemption proceeds paid to any shareholder who fails to properly furnish a correct taxpayer identification number, who has under-reported dividend or interest income, or who fails to certify that he, she or it is not subject to such withholding.

Taxes on Sales of Fund Shares

Any capital gain or loss realized upon a sale of Fund shares is generally treated as a long-term gain or loss if the shares have been held for more than one year. Any capital gain or loss realized upon a sale of Fund shares held for one year or less is generally treated as a short-term gain or loss, except that any capital loss on a sale of shares held for six months or less is treated as a long-term capital loss to the extent that capital gain dividends were paid with respect to such shares. The ability to deduct capital losses may be limited.

Taxes on Creation and Redemption of Creation Units

An Authorized Participant who exchanges securities for Creation Units generally will recognize a gain or a loss equal to the difference between the market value of the Creation Units at the time of the exchange and the sum of the exchanger's aggregate basis in the securities surrendered and the cash component paid. A person who redeems Creation Units will generally recognize a gain or loss equal to the difference between the exchanger's basis in the Creation Units and the sum of the aggregate market value of the securities and the amount of cash received for such Creation Units. The Internal Revenue Service, however, may assert that a loss realized upon an exchange of securities for Creation Units cannot be deducted currently under the rules governing "wash sales," or on the basis that there has been no significant change in economic position. Persons exchanging securities for Creation Units should consult a tax adviser with respect to whether the wash sale rules apply and when a loss might be deductible.

Any capital gain or loss realized upon a redemption (or creation) of Creation Units is generally treated as long-term capital gain or loss if the Fund shares (or securities surrendered) have been held for more than one year, and as short-term capital gain or loss if the shares (or securities surrendered) have been held for one year or less.

If you purchase or redeem Creation Units, you will be sent a confirmation statement showing how many shares you purchased or sold and at what price. Persons purchasing or redeeming Creation Units should consult their own tax advisers with respect to the tax treatment of any creation or redemption transaction.

Distribution

SEI Investments Distribution Co. (the "Distributor") serves as the distributor of Creation Units for the Fund on an agency basis. The Distributor does not maintain a secondary market in shares of the Fund. The Distributor's principal address is One Freedom Valley Drive, Oaks, Pennsylvania 19456.

The Distributor has no role in determining the policies of the Fund or the securities that are purchased or sold by the Fund.

Premium/Discount Information

Information regarding how often shares of the Fund traded on the Listing Exchange at a price above (*i.e.*, at a premium) or below (*i.e.*, at a discount) the NAV of the Fund during the past calendar year can be found at www.nashvilleetf.com or www.LocalShares.com.

Additional Notices

Shares of the Trust are not sponsored, endorsed, or promoted by the Listing Exchange. The Listing Exchange makes no representation or warranty, express or implied, to the owners of the shares of the Fund or any member of the public regarding the ability of the Fund to track the total return performance of the LocalShares Nashville Index or the ability of the LocalShares Nashville Index identified herein to track stock market performance. The Listing Exchange is not responsible for, nor has it participated in, the determination of the timing of, prices of, or quantities of the shares of the Fund to be issued, nor in the determination or calculation of the equation by which the shares are redeemable. The Listing Exchange has no obligation or liability to owners of the shares of the Fund in connection with the administration, marketing, or trading of the shares of the Fund.

The Listing Exchange makes no warranty, express or implied, as to results to be obtained by the Trust on behalf of the Fund, owners of the shares, or any other person or entity from the use of the LocalShares Nashville Index or any data included therein. The Listing Exchange makes no express or implied warranties, and hereby expressly disclaims all warranties of merchantability or fitness for a particular purpose with respect to the LocalShares Nashville Index or any data included therein. Without limiting any of the foregoing, in no event shall the Listing Exchange have any liability for any lost profits or indirect, punitive, special, or consequential damages even if notified of the possibility thereof.

The Trust, the Adviser, and/or the Fund make no representation or warranty, express or implied, to the owners of shares of the Fund or any member of the public regarding the advisability of investing in securities generally or in the Fund particularly or the ability of the Fund to track the performance of the companies comprising the LocalShares Nashville Index. The Adviser is the licensor of certain trademarks, service marks and trade names of the Fund. The Trust, the Adviser and/or the Fund do not guarantee the accuracy, completeness, or performance of the LocalShares Nashville Index or the data included therein and shall have no liability in connection with the LocalShares Nashville Index or the LocalShares Nashville Index calculation.

Solactive AG is the index provider for the Fund (the "Index Provider"). The Index Provider is not affiliated with the Trust, the Adviser, the Distributor, or the Administrator. The Adviser will enter into a license agreement with the Index Provider to use the LocalShares Nashville Index. The Fund will be entitled to use the LocalShares Nashville Index pursuant to a sub-licensing arrangement with the Adviser.

Performance Information

No performance information is presented for the Fund because it has been in operation for less than one full calendar year. After the first full calendar year, a risk/return chart and table will be provided. Any past performance of the Fund that will be shown will not be an indication of future results.

Financial Highlights

Similarly, financial highlights are not presented for the Fund since it has no operating history.

[OUTSIDE BACK COVER]

The Trust's current SAI dated July __, 2013 provides additional detailed information about the Fund. The Trust has electronically filed the SAI with the SEC. It is incorporated by reference in this Prospectus.

To make inquiries, to request more detailed information on the Fund, or to request the SAI free of charge, please:

Call:	1-855-480-6274 (toll free) Monday through Friday 8:30 a.m. – 6:30 p.m. (Eastern time)
Write:	LocalShares Investment Trust 618 Church Street Suite 220 Nashville, TN 37219
Visit:	www.LocalShares.com

Information about the Fund (including the SAI) can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C., and information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-551-8090. Reports and other information about the Fund are available on the EDGAR Database on the SEC's Internet site at www.sec.gov, and copies of this information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC's Public Reference Section, Washington, D.C. 20549-0102.

No person is authorized to give any information or to make any representations about the Fund and its shares not contained in this Prospectus and you should not rely on any other information. Read and keep this Prospectus for future reference.

©2012 LocalShares Investment Trust
LocalShares® is a registered mark of LocalShares, Inc.

Investment Company Act File No. 811-22755

Statement of Additional Information
LocalShares Investment Trust

This Statement of Additional Information ("SAI") is not a Prospectus. It should be read in conjunction with the current Prospectus ("Prospectus") for NashvilleETF, a separate investment portfolio (the "Fund") of LocalShares Investment Trust (the "Trust"), as such Prospectus may be revised from time to time.

Principal U.S. Listing Exchange: NYSE Arca, Inc.

The current Prospectus for the Trust is dated July __, 2013. Capitalized terms used herein that are not defined have the same meaning as in the Prospectus, unless otherwise noted.

A copy of the Prospectus may be obtained, without charge, by calling toll free 1-855-480-6274 or visiting www.nashvilleetf.com, or writing to LocalShares Investment Trust, 618 Church Street, Suite 220, Nashville, Tennessee 37219.

The Securities and Exchange Commission ("SEC") has not approved or disapproved these securities or passed upon the adequacy of this SAI. Any representation to the contrary is a criminal offense.

Statement of Additional Information, dated July __, 2013

Table of Contents

GENERAL DESCRIPTION OF THE TRUST AND THE FUND

The Trust was organized as a Delaware statutory trust on August 23, 2012 and is authorized to have multiple series or portfolios. The Trust is an open-end, non-diversified management investment company, registered under the Investment Company Act of 1940, as amended (the "1940 Act"). The offering of the Trust's shares is registered under the Securities Act of 1933, as amended (the "Securities Act"). This SAI relates to the Fund.

The Fund described in this SAI will invest in a portfolio of securities that represent a benchmark index of publicly traded companies based in the Nashville, Tennessee region. The index will be called the LocalShares Nashville Index. The LocalShares Nashville Index is created using proprietary methodology developed by LocalShares, Inc. LocalShares, Inc. is the investment adviser to the Fund (the "Adviser"). Decker Wealth Management LLC is the investment sub-adviser ("Sub-Adviser") to the Fund.

The Fund issues and redeems shares at net asset value per share ("NAV") only in blocks of 50,000 shares or multiples thereof ("Creation Units"). These transactions are usually in exchange for a basket of securities and an amount of cash. As a practical matter, only institutions or large investors purchase or redeem Creation Units. Except when aggregated in Creation Units, shares of the Fund are not redeemable securities.

Shares of the Fund are listed on the NYSE Arca, Inc. ("Listing Exchange") and trade throughout the day on the Listing Exchange and other secondary markets at market prices that may differ from NAV. As in the case of other publicly-traded securities, brokers' commissions on transactions will be based on negotiated commission rates at customary levels.

The Trust reserves the right to adjust the share prices of shares in the future to maintain convenient trading ranges for investors. Any adjustments would be accomplished through stock splits or reverse stock splits, which would have no effect on the net assets of the Fund.

"LocalShares" and "NashvilleETF" are service marks of LocalShares, Inc. and have been licensed for use by the Trust. LocalShares, Inc. has patent applications pending on the methodology and operation of the LocalShares Nashville Index.

INVESTMENT STRATEGIES AND RISKS

The Fund seeks to replicate as closely as possible, before fees and expenses, the price and yield performance of the LocalShares Nashville Index. The Fund does not try to beat the LocalShares Nashville Index and does not seek temporary defensive positions when equity markets decline or appear to be overvalued.

This investment strategy, known as "indexing," may eliminate some of the risks of active portfolio management, such as poor security selection. In addition, indexing may also help increase after-tax investment performance by keeping portfolio turnover low in comparison to actively managed investment companies.

The Fund normally invests at least 90% of its total assets (exclusive of collateral held from securities lending) in securities that comprise the LocalShares Nashville Index. The LocalShares Nashville Index is comprised of publicly traded U.S. companies that have corporate headquarters in the Nashville, Tennessee region and that meet certain requirements regarding capitalization, trading volume, and price levels. More specifically, the eligibility requirements for inclusion within the LocalShares Nashville Index are:

1. Listing on the NYSE, AMEX or NASDAQ Global Market;
2. Corporate headquarters based in the Nashville, Tennessee region, which is defined as Davidson county (the county where Nashville is located) and all counties contiguous to Davidson county (*i.e.*, Robertson, Sumner, Wilson, Rutherford, Williamson, and Cheatham counties);

3. Market capitalization of at least $100 million during the 25 days preceding the initial inclusion date (the "Screening Date"); and

4. Average daily volume of stock traded exceeding 50,000 shares for the preceding three months.

The LocalShares Nashville Index is weighted on several factors, including relative growth, liquidity, low volatility, momentum, return, valuation, and yield.

The Fund employs a "passive management" or indexing investment approach designed to approximate the investment performance of the LocalShares Nashville Index by investing in a portfolio of securities that generally replicates the LocalShares Nashville Index. The Fund attempts to invest all, or substantially all, of its assets in the stocks that make up the LocalShares Nashville Index in approximately the same proportions as the index, but it may also invest in cash deposits, money market instruments, or treasuries. The Fund may concentrate its investments in a particular industry or group of industries to the extent that the LocalShares Nashville Index concentrates in an industry or group of industries.

The Adviser expects that, over time, the correlation between the Fund's performance and that of the LocalShares Nashville Index, before fees and expenses, will be 95% or better. A figure of 100% would indicate perfect correlation.

GENERAL RISK

An investment in the Fund should be made with an understanding that the value of the Fund's portfolio securities may fluctuate in accordance with changes in the financial condition of an issuer or counterparty, changes in specific economic or political conditions that affect a particular security or issuer and changes in general economic or political conditions. An investor in the Fund could lose money over short or even long periods of time.

An investment in the Fund should also be made with an understanding of the risks inherent in an investment in equity securities, including the risk that the financial condition of issuers may become impaired or that the general condition of the stock market may deteriorate (either of which may cause a decrease in the value of the portfolio securities and thus in the value of shares of the Fund). Common stocks are susceptible to general stock market fluctuations and to volatile increases and decreases in value as market confidence and perceptions of their issuers change. These investor perceptions are based on various and unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises.

Holders of common stocks incur more risk than holders of preferred stocks and debt obligations because common stockholders, as owners of the issuer generally have inferior rights to receive payments from the issuer in comparison with the rights of creditors, or holders of debt obligations or preferred stocks. Further, unlike debt securities, which typically have a stated principal amount payable at maturity (whose value, however, is subject to market fluctuations prior thereto), or preferred stocks, which typically have a liquidation preference and which may have stated optional or mandatory redemption provisions, common stocks have neither a fixed principal amount nor a maturity. Common stock values are subject to market fluctuations as long as the common stock remains outstanding.

Although all of the securities in the LocalShares Nashville Index are listed on major U.S. stock exchanges, there can be no guarantees that a liquid market for such securities will be maintained. The existence of a liquid trading market for certain securities may depend on whether dealers will make a market in such securities. There can be no assurance that a market will be made or maintained or that any such market will be or remain liquid. The price at which securities may be sold and the value of the Fund's shares will be adversely affected if trading markets for the Fund's portfolio securities are limited or absent, or if bid/ask spreads are wide.

Events in the financial sector have resulted, and may continue to result, in an unusually high degree of volatility in the financial markets. Domestic equity markets experienced extreme volatility and turmoil during 2008 and 2009 and have remained challenging in 2010, 2011 and 2012. Issuers that have exposure to the real estate, mortgage and credit markets have been particularly affected, and well-known financial institutions have experienced significant liquidity and other problems. Some of these institutions have declared bankruptcy or defaulted on their debt. It is uncertain whether or for how long these conditions will continue. These events and possible continuing market turbulence may have an adverse effect on Fund performance.

LACK OF DIVERSIFICATION. The Fund is considered to be "non-diversified." A "non-diversified" classification means that the Fund is not limited by the 1940 Act with regard to the percentage of its assets that may be invested in the securities of a single issuer. As a result, the Fund may invest more of its assets in the securities of a single issuer or a smaller number of issuers than if it were classified as a diversified fund. As a result, the Fund may be more exposed to the risks associated with and developments affecting an individual issuer or a small number of issuers than a fund that invests more widely, which may have a greater impact on the Fund's volatility and performance.

The Fund intends to qualify each year as a regulated investment company ("RIC") under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"), so that it will not be subject to federal income tax on income and gains that are timely distributed to Fund shareholders. The Fund will invest its assets, and otherwise conduct its operations, in a manner that is intended to satisfy the qualifying income, diversification and distribution requirements necessary to establish and maintain RIC qualification under Subchapter M.

A discussion of some of the other risks associated with an investment in the Fund is contained in the Prospectus.

PROXY VOTING POLICY

The Trust has adopted as its proxy voting policies for the Fund the proxy voting guidelines of the Sub-Adviser. The Trust has delegated to the Sub-Adviser the authority and responsibility for voting proxies on the portfolio securities held by the Fund. The remainder of this section discusses the Fund's proxy voting guidelines and the Sub-Adviser's role in implementing such guidelines.

The Sub-Adviser understands that proxy voting is an integral aspect of investment management. Accordingly, proxy voting must be conducted with the same degree of prudence and loyalty accorded any fiduciary or other obligation of an investment manager.

Information regarding how the Fund voted proxies during each 12-month period ended on June 30 will be available (i) without charge, upon request, by calling toll free 1-855-480-6274 or through the Fund's website at www.nashvilleetf.com; and (ii) on the SEC's website at www.sec.gov.

PORTFOLIO HOLDING DISCLOSURE POLICIES AND PROCEDURES

The Trust has adopted a Portfolio Holdings Policy (the "Policy") designed to govern the disclosure of Fund portfolio holdings and the use of material non-public information about Fund holdings. The Policy applies to all officers, employees, and agents of the Fund, including the Adviser and Sub-Adviser. The Policy is designed to ensure that the disclosure of information about the Fund's portfolio holdings is consistent with applicable legal requirements and otherwise in the best interest of the Fund.

As an exchange-traded fund, information about the Fund's portfolio holdings will be made available on a daily basis in accordance with the provisions of any Order of the Securities and Exchange Commission ("SEC") applicable to the Fund, regulations of the Fund's Listing Exchange and other applicable SEC regulations, orders and no-action relief. Such information typically reflects all or a portion of the Fund's anticipated portfolio holdings as of the next Business Day. A "Business Day" with respect to the Fund is any day on which its Listing Exchange is open for business. As of the date of this SAI, each Listing Exchange observes the following holidays: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day (observed), Independence Day, Labor Day, Thanksgiving Day, and Christmas Day. This information is used in connection with the creation and redemption process and is disseminated on a daily basis through the facilities of the Listing Exchange, the National Securities Clearing Corporation ("NSCC") and/or third-party service providers.

The Fund may disclose on the Fund's website at the start of each Business Day the identities and quantities of the securities and other assets held by the Fund that will form the basis of the Fund's calculation of its NAV on that Business Day. The portfolio holdings so disclosed will be based on information as of the close of business on the prior Business Day and/or trades that have been completed prior to the opening of business on that Business Day and that are expected to settle on that Business Day.

Daily access to the Fund's portfolio holdings is permitted to personnel of the Advisers, the Fund's distributor and the Fund's administrator, custodian and accountant and other agents or service providers of the Trust who have need of such information in connection with the ordinary course of their respective duties to the Fund. The Fund's Chief Compliance Officer ("CCO") may authorize disclosure of portfolio holdings.

The Fund may disclose its complete portfolio holdings or a portion of its portfolio holdings online at www.nashvilleetf.com. Online disclosure of such holdings is publicly available at no charge.

The Fund will disclose its complete portfolio holdings schedule in public filings with the SEC on a quarterly basis, based on the Fund's fiscal year, within sixty (60) days of the end of the quarter, and will provide that information to shareholders, as required by federal securities laws and regulations thereunder.

No person is authorized to disclose the Fund's portfolio holdings or other investment positions except in accordance with the Policy. The Board will review the implementation of the Policy on a periodic basis.

DESCRIPTION OF THE LOCALSHARES NASHVILLE INDEX

A brief description of the LocalShares Nashville Index on which the Fund is based and the equity markets in which the Fund invests is provided below. Additional information about the LocalShares Nashville Index, including the components and weightings of the LocalShares Nashville Index, as well as the rules that govern inclusion and weighting in the LocalShares Nashville Index is available at www.solactive.com/en/.

Component Selection Criteria. The eligibility requirements for inclusion within the initial LocalShares Nashville Index, as well as on each quarterly rebalancing, are:

1. Listing on the NYSE, AMEX or NASDAQ Global Market;
2. Corporate headquarters based in the Nashville, Tennessee region, which is defined as Davidson county (the county where Nashville is located) and all counties contiguous to Davidson county (*i.e.*, Robertson, Sumner, Wilson, Rutherford, Williamson, and Cheatham counties);
3. Market capitalization of at least $100 million during the 25 days preceding the Screening Date; and
4. Average daily volume of stock traded exceeding 50,000 shares for the preceding three months.

Certain types of securities (such as preferred stock, business development companies, and investment companies) will be excluded. Companies not in compliance with applicable regulatory filings will also be excluded.

Index Weighting. The initial weighting of the LocalShares Nashville Index will be equal among all component securities. These initial weightings will be adjusted based on the following factors: relative growth, liquidity, low volatility, momentum, return, valuation, and yield. Additional adjustments will be made in order to determine the final weightings. The maximum weight of any component will be twice the initial equal weighting and the minimum weighting will be one-fourth the initial equal weighting.

For example, assume that the LocalShares Nashville Index consists of 25 component securities on a quarterly rebalancing date (*i.e.*, 25 securities meet the eligibility requirements for inclusion in the LocalShares Nashville Index described above). First, each security would be assigned an equal weighting of 4% (100%/25). Scores are then assigned to each component security relative to the other component securities with respect to each of the

4

factors noted above. Each component's weighting is then adjusted higher or lower based on how it scores overall relative to the other component securities. The weighting of any component security, however, will not be adjusted above 8% (4% x 2) or below 1% (4% x ¼). Finally, if the adjusted weightings add up to a number greater than or less than 100%, the weighting are adjusted equally to ensure that the total is 100%.

Quarterly Index Reconstitution. The LocalShares Nashville Index is "rebalanced" on a quarterly basis. The quarterly rebalancing of the LocalShares Nashville Index takes place at the close of business on March 15, June 15, September 15 and December 15 of each year.

During the quarterly rebalancing, securities are screened to determine whether they comply with LocalShares' proprietary index methodology and are eligible to be included in the LocalShares Nashville Index. This date is sometimes referred to as the "Index Measurement Date" or the "Screening Date." Based on this screening, securities that meet the LocalShares Nashville Index requirements are added to the LocalShares Nashville Index, and securities that do not meet such requirements are dropped from the LocalShares Nashville Index. A "Preliminary Index" is made publicly available based on this information. The "Weighting Date" is the date when the final weights of each component security of the LocalShares Nashville Index is established. The weighting process for quarterly rebalancings are identical to those described above for the initial weighting. The final LocalShares Nashville Index constituents and their respective weightings are made publicly available at this time.

Index Maintenance. Index maintenance occurs throughout the year and includes monitoring and implementing the adjustments for company additions and deletions, stock splits, corporate restructurings and other corporate actions. Corporate actions are generally implemented after the close of trading on the day prior to the ex-date of such corporate actions. To the extent reasonably practicable, such changes will be announced at least two days prior to their implementation.

Index Availability. The LocalShares Nashville Index is calculated and disseminated throughout each day the NYSE is open for trading.

Index Provider. Solactive AG is the index provider for the Fund (the "Index Provider"). The Index Provider is not affiliated with the Trust, the Adviser, the Distributor, or the Administrator. The Adviser has entered into a license agreement with the Index Provider to use the LocalShares Nashville Index. The Fund will be entitled to use the LocalShares Nashville Index pursuant to a sub-licensing arrangement with the Adviser.

The Index Provider develops, calculates, and maintains its own proprietary indices and serves as the calculation agent for third-party indices.

Changes to the Index Methodology. The LocalShares Nashville Index is governed by a published, rules-based methodology. Changes to the methodology may be made only by the Index Provider and will be publicly disclosed at www.solactive.com/en/ prior to implementation. Sixty (60) days' notice will be given prior to the implementation of any such change.

Daily Index Calculation. The Index Provider, using the rules-based methodology, will calculate, maintain and disseminate the LocalShares Nashville Index on a daily basis. In addition, the Index Provider has established policies and procedures designed to prevent non-public information about pending changes to the LocalShares Nashville Index from being used or disseminated in an improper manner.

FUNDAMENTAL INVESTMENT POLICIES AND LIMITATIONS

The following fundamental investment policies and limitations supplement those set forth in the Fund's Prospectus. Unless otherwise noted, whenever an investment policy or limitation states a maximum percentage of the Fund's assets that may be invested in any security or other asset, or sets forth a policy regarding quality standards, such standard or percentage limitation will be determined immediately after and as a result of the Fund's acquisition of such security or other asset. Accordingly, other than the Fund's limitations or borrowings, any subsequent change in values, net assets, or other circumstances will not be considered when determining whether the investment complies with the Fund's investment policies and limitations. In the event that the Fund's lending or borrowings at any time exceed percentage limitations, due to subsequent changes in the value of the Fund's assets or otherwise, within three days (excluding Sundays and holidays), the Fund will take corrective action to reduce the percentage below the maximum permitted.

The Fund's fundamental investment policies cannot be changed without approval of the holders of a majority of the Fund's shares. For these purposes, a "majority" of shares means shares representing the lesser of (1) 67% or more of the Fund's net assets voted, so long as shares representing more than 50% of the Fund's net assets are present or represented by proxy; or (2) more than 50% of the Fund's net assets. The Fund's non-fundamental investment policies can be changed without a shareholder vote provided that it obtains Board approval and provides its shareholders with at least sixty (60) days' prior written notice of any change.

The Fund, as a fundamental investment policy, may not:

Senior Securities

Issue senior securities, except as permitted under the 1940 Act. See, *e.g., "Investment Strategies and Non-Fundamental Policies" – "Borrowing"* below for a discussion of senior security issuances permitted under the 1940 Act.

Borrowing

Borrow money, except that the Fund may (i) borrow money from banks for temporary or emergency purposes (but not for leverage or the purchase of investments) up to 10% of its total assets and (ii) make other investments or engage in other transactions permissible under the 1940 Act that may involve a borrowing, provided that the combination of (i) and (ii) shall not exceed $33^1/_3$% of the value of the Fund's total assets (including the amount borrowed), less the Fund's liabilities (other than borrowings).

Underwriting

Act as an underwriter of another issuer's securities, except to the extent that the Fund may be considered an underwriter within the meaning of the Securities Act in the disposition of portfolio securities.

Real Estate

Purchase or sell real estate unless acquired as a result of ownership of securities or other instruments (but this shall not prevent the Fund from investing in securities or other instruments backed by real estate, real estate investment trusts or securities of companies engaged in the real estate business).

Commodities

Purchase or sell physical commodities unless acquired as a result of ownership of securities or other instruments (but this shall not prevent the Fund from investing in securities or other instruments backed by physical commodities).

Loans

Lend any security or make any other loan to other persons, except through (i) the purchase of debt securities permissible under the Fund's investment policies or (iii) the lending of portfolio securities, provided that no such loan of portfolio securities may be made by the Fund if, as a result, the aggregate of such loans would exceed $33^1/_3$% of the value of the Fund's total assets. See *"Investment Strategies and Non-Fundamental Policies" – "Securities Lending"* below.

Concentration

> Invest more than 25% of the value of its net assets in securities of issuers in any one industry or group of industries, except to the extent that the LocalShares Nashville Index that the Fund replicates concentrates in an industry or group of industries. This restriction does not apply to obligations issued or guaranteed by the U.S. Government, its agencies, or instrumentalities.

NON-FUNDAMENTAL POLICIES

In addition to the investment restrictions adopted as fundamental policies set forth above, the Fund has adopted a non-fundamental policy not to invest in the securities of a company for the purpose of exercising management or control or purchase or otherwise acquire any illiquid security, except as permitted under the 1940 Act, which currently permits up to 15% of each Fund's net assets to be invested in illiquid securities (calculated at the time of investment). Investments in illiquid securities are discussed in more detail in "Investment Strategies and Risks" below.

The Fund has adopted a non-fundamental investment policy in accordance with Rule 35d-1 under the 1940 Act to invest, under normal circumstances, at least 80% of the value of its net assets, plus the amount of any borrowings for investment purposes, in securities of the LocalShares Nashville Index. The Fund also has adopted a policy to provide its shareholders with at least 60 days' prior written notice of any change in such policy. If, subsequent to an investment, the 80% requirement is no longer met, each Fund's future investments will be made in a manner that will bring the Fund into compliance with this policy.

The Fund has adopted a non-fundamental limitation such that, under normal market conditions, any borrowings by the Fund will not exceed 10% of the Fund's net assets. Borrowing by the Fund is discussed in more detail in "Investment Strategies and Risks" below.

INVESTMENT STRATEGIES AND RISKS

The following investment strategies and related risks supplement the Fund's investment strategies and policies set forth in the Prospectus. With respect to the different investments discussed as follows, the Fund may acquire such investments to the extent consistent with its investment strategies and policies.

ILLIQUID SECURITIES. As noted under Non-Fundamental Policies above, the Fund may invest up to an aggregate amount of 15% of its net assets in illiquid securities. Illiquid securities include securities subject to contractual or other restrictions on resale and other instruments that lack readily available markets. The inability of the Fund to dispose of illiquid or not readily marketable investments readily or at a reasonable price could impair the Fund's ability to raise cash for redemptions or other purposes. The liquidity of securities purchased by the Fund which are eligible for resale pursuant to Rule 144A of the Securities Act will be monitored by the Fund on an ongoing basis. In the event that such a security is deemed to be no longer liquid, the Fund's holdings will be reviewed to determine what action, if any, is required to ensure that the retention of such security does not result in the Fund having more than 15% of its assets invested in illiquid or not readily marketable securities.

MONEY MARKET INSTRUMENTS. The Fund may invest a portion of its assets in high-quality money market instruments on an ongoing basis to provide liquidity or for other reasons. The instruments in which the Fund may invest include: (i) short-term obligations issued by the U.S. government; (ii) negotiable certificates of deposit ("CDs"), fixed time deposits and bankers' acceptances of U.S. and foreign banks and similar institutions; and (iii) commercial paper rated at the date of purchase "Prime-1" by Moody's or "A-1+" or "A-1" by Standard & Poor's ("S&P") or, if unrated, of comparable quality as determined by the Fund. CDs are short-term negotiable obligations of commercial banks. Time deposits are non-negotiable deposits maintained in banking institutions for specified periods of time at stated interest rates. Banker's acceptances are time drafts drawn on commercial banks by borrowers, usually in connection with international transactions.

U.S. GOVERNMENT OBLIGATIONS. The Fund may invest in various types of U.S. government obligations. U.S. government obligations are a type of bond and include securities issued or guaranteed as to principal and interest by the U.S. government, its agencies or instrumentalities. Payment of principal and interest on U.S.

government obligations (i) may be backed by the full faith and credit of the United States (as with U.S. Treasury obligations and Government National Mortgage Association, certificates) or (ii) may be backed solely by the issuing or guaranteeing agency or instrumentality itself (as with Federal National Mortgage Association ("Fannie Mae"), Federal Home Loan Mortgage Corporation ("Freddie Mac") and Federal Home Loan Bank notes). In the latter case, the investor must look principally to the agency or instrumentality issuing or guaranteeing the obligation for ultimate repayment, which agency or instrumentality may be privately owned. On September 7, 2008, the Federal Housing Finance Agency placed Fannie Mae and Freddie Mac into conservatorship. The U.S. Treasury has put in place a set of financing agreements to help ensure that these entities continue to meet their obligations to holders of bonds they have issued or guaranteed. There can be no assurance that the U.S. government will provide financial support to its agencies or instrumentalities where it is not obligated to do so.

INVESTMENT COMPANY SECURITIES. The Fund may invest in the securities of other investment companies (including money market funds and business development companies). Under the 1940 Act, the Fund's investment in investment companies, subject to certain exceptions, is limited to: (i) 3% of the total outstanding voting stock of any one investment company, (ii) 5% of the Fund's total assets with respect to any one investment company and (iii) 10% of the Fund's total assets of investment companies in the aggregate. Shareholders indirectly bear a proportionate share of the Fund's investments in the securities of other investment companies.

REAL ESTATE INVESTMENT TRUSTS ("REITs"). The Fund may invest in the securities of REITs, which pool investors' funds for investments primarily in real estate properties, to the extent allowed by law. Investment in REITs may be the most practical available means for the Fund to invest in the real estate industry. As a shareholder in a REIT, the Fund would bear its ratable share of the REIT's expenses, including its advisory and administration fees. At the same time, the Fund would continue to pay its own investment advisory fees and other expenses, as a result of which the Fund and its shareholders in effect will be absorbing duplicate levels of fees with respect to investments in REITs. A REIT may focus on particular projects, such as apartment complexes, or geographic regions, such as the southeastern United States, or both.

REITs generally can be classified as equity REITs, mortgage REITs and hybrid REITs. Equity REITs generally invest a majority of their assets in income-producing real estate properties to generate cash flow from rental income and a gradual asset appreciation. The income-producing real estate properties in which equity REITs invest typically include properties such as office, retail industrial, hotel and apartment buildings, self storage, specialty and diversified and healthcare facilities. Equity REITs can realize capital gains by selling properties that have appreciated in value. Mortgage REITs invest the majority of their assets in real estate mortgages and derive their income primarily from interest payments on the mortgages. Hybrid REITs combine the characteristics of both equity REITs and mortgage REITs.

REITs can be listed and traded on national securities exchanges or can be traded privately between individual owners. The Fund may invest in both publicly and privately traded REITs.

The Fund conceivably could own real estate directly as a result of a default on the securities it owns. The Fund, therefore, may be subject to certain risks associated with the direct ownership of real estate, including difficulties in valuing and trading real estate, declines in the values of real estate, risks related to general and local economic conditions, adverse changes in the climate for real estate, environmental liability risks, increases in property taxes, capital expenditures and operating expenses, changes in zoning laws, casualty or condemnation losses, limitations on rents, changes in neighborhood values, the appeal of properties to tenants and increases in interest rates.

In addition to the risks described above, equity REITs may be affected by any changes in the value of the underlying property owned by the trusts, while mortgage REITs may be affected by the quality of any credit extended. Equity and mortgage REITs depend upon management skill, are not diversified, and are therefore subject to the risk of financing single or a limited number of projects. Such REITs also are subject to heavy cash flow dependency, defaults by borrowers, self-liquidation and the possibility of failing to maintain an exemption from the 1940 Act. Changes in interest rates also may affect the value of debt securities held by the Fund. By investing in REITs indirectly through the Fund, a shareholder will bear not only his/her proportionate share of the expenses of the Fund, but also, indirectly, similar expenses of the REITs.

BORROWING. The Fund may borrow as a temporary measure for extraordinary or emergency purposes, including to meet redemptions or to facilitate the settlement of securities or other transactions. The Fund's ability to borrow money is limited by its non-fundamental investment policies, by the 1940 Act, and by applicable exemptions, no-action letters, interpretations, and other pronouncements issued from time to time by the SEC and its staff or any other regulatory authority with jurisdiction. Under the 1940 Act, a fund is required to maintain continuous asset coverage (that is, total assets including borrowings, less liabilities exclusive of borrowings) of 300% of the amount borrowed, with an exception for borrowings not in excess of 5% of the fund's total assets made for temporary or emergency purposes. Any borrowings for temporary purposes in excess of 5% of the fund's total assets must maintain continuous asset coverage. If the 300% asset coverage should decline as a result of market fluctuations or for other reasons, a fund may be required to sell some of its portfolio holdings within three days (excluding Sundays and holidays) to reduce the debt and restore the 300% asset coverage, even though it may be disadvantageous from an investment standpoint to sell securities at that time. To the extent that the Fund's borrowings exceed 5%, the Fund will not make any purchases of securities. Further, the maximum percentage of the Fund's assets that would be mortgaged, pledged, hypothecated, or in any manner constitute security for indebtedness is 10%.

To the extent that the Fund has outstanding borrowings, it will be leveraged. Leveraging generally exaggerates the effect on NAV of any increase or decrease in the market value of the Fund's portfolio securities. Money borrowed will be subject to interest costs that may or may not be recovered by earnings on the securities purchased. A fund also may be required to maintain minimum average balances in connection with a borrowing or to pay a commitment or other fee to maintain a line of credit; either of these requirements would increase the cost of borrowing over the stated interest rate.

The SEC takes the position that transactions that have a leveraging effect on the capital structure of a fund or are economically equivalent to borrowing can be viewed as constituting a form of borrowing by the fund for purposes of the 1940 Act. These transactions can include entering into reverse repurchase agreements; engaging in mortgage-dollar-roll transactions; selling securities short (other than short sales "against-the-box"); buying and selling certain derivatives (such as futures contracts); selling (or writing) put and call options; engaging in sale-buybacks; entering into firm-commitment and standby-commitment agreements; engaging in when-issued, delayed-delivery, or forward-commitment transactions; and other similar trading practices. (The Fund does not intend to engage in any of the aforementioned transactions.) A borrowing transaction will not be considered to constitute the issuance, by a fund, of a "senior security," as that term is defined in Section 18(g) of the 1940 Act, and therefore such transaction will not be subject to the 300% asset coverage requirement otherwise applicable to borrowings by a fund, if the fund maintains an offsetting financial position; segregates liquid assets (with such liquidity determined by the advisor in accordance with procedures established by the board of trustees) equal (as determined on a daily mark-to-market basis) in value to the fund's potential economic exposure under the borrowing transaction; or otherwise "covers" the transaction in accordance with applicable SEC guidance (collectively, "covers" the transaction). A fund may have to buy or sell a security at a disadvantageous time or price in order to cover a borrowing transaction. In addition, segregated assets may not be available to satisfy redemptions or for other purposes.

SECURITIES LENDING. The Fund may lend its portfolio securities to qualified institutional investors (typically brokers, dealers, banks, or other financial institutions, including the Fund's securities lending agent) who may need to borrow securities in order to complete certain transactions, such as covering short sales, avoiding failures to deliver securities, or completing arbitrage operations. By lending its portfolio securities, the Fund attempts to increase its net investment income through the receipt of interest on the securities lent. All securities loans will be made pursuant to agreements requiring the loans to be continuously secured by collateral in cash or money market instruments at least equal at all times to the market value of the loaned securities. The borrower pays to the Fund an amount equal to any dividends or interest received on loaned securities. Any gain or loss in the market price of the securities lent that might occur during the term of the loan would be for the account of the Fund.
If the borrower defaults on its obligation to return the securities lent because of insolvency or other reasons, the Fund could experience delays and costs in recovering the securities lent or in gaining access to the collateral. If the Fund is not able to recover the securities lent, a fund may sell the collateral and purchase a replacement investment in the market. The value of the collateral could decrease below the value of the replacement investment by the time the replacement investment is purchased. Cash received as collateral through loan transactions may be invested in other eligible securities. Investing this cash subjects that investment to market appreciation or depreciation, and the

Fund bears all losses related to the investment of the collateral. The costs of securities lending do not appear in the Fund's fee table.

The terms and the structure of the loan arrangements, as well as the aggregate amount of securities loans, must be consistent with the 1940 Act and the rules or interpretations of the SEC thereunder. These provisions limit the amount of securities a fund may lend to 33 1/3% of the fund's total assets. The Fund, however, does not intend to loan more than 10% of its total assets, computed at the time of a loan. The SEC further requires that (1) the borrower pledge and maintain with the fund collateral consisting of cash, an irrevocable letter of credit, or securities issued or guaranteed by the U.S. government having at all times not less than 100% of the value of the securities lent; (2) the borrower add to such collateral whenever the price of the securities lent rises (*i.e.,* the borrower "marks-to-market" on a daily basis); (3) the loan be made subject to termination by the fund at any time; and (4) the fund receive reasonable interest on the loan (which may include the fund's investing any cash collateral in interest-bearing short-term investments), any distribution on the lent securities, and any increase in their market value. The Adviser will consider the creditworthiness of the borrower, among other things, in making decisions with respect to the lending of securities, subject to oversight by the board of trustees. At the present time, the SEC does not object if an investment company pays reasonable negotiated fees in connection with lent securities, so long as such fees are set forth in a written contract and approved by the investment company's trustees. In addition, voting rights pass with the lent securities, but if the Fund has knowledge that a material event will occur affecting securities on loan, and in respect of which the holder of the securities will be entitled to vote or consent, the Board has a fiduciary duty to call the loaned securities in time to vote or consent. The Fund bears the risk that there may be a delay in the return of the securities, which may impair the Fund's ability to vote on such a matter.

TRACKING STOCKS. The Fund may invest in tracking stocks. A tracking stock is a separate class of common stock whose value is linked to a specific business unit or operating division within a larger company and which is designed to "track" the performance of such business unit or division. The tracking stock may pay dividends to shareholders independent of the parent company. The parent company, rather than the business unit or division, generally is the issuer of tracking stock. However, holders of the tracking stock may not have the same rights as holders of the company's common stock.

FUTURE DEVELOPMENTS. The Board may, in the future, authorize the Fund to invest in securities contracts and investments other than those listed in this SAI and in the Fund's Prospectus, provided they are consistent with the Fund's investment objective and do not violate any investment restrictions or policies.

CONTINUOUS OFFERING

The method by which Creation Units of shares are created and traded may raise certain issues under applicable securities laws. Because new Creation Units of shares are issued and sold by the Fund on an ongoing basis, at any point a "distribution," as such term is used in the Securities Act, may occur. Broker-dealers and other persons are cautioned that some activities on their part may, depending on the circumstances, result in their being deemed participants in a distribution in a manner which could render them statutory underwriters and subject them to the prospectus delivery requirement and liability provisions of the Securities Act.

For example, a broker-dealer firm or its client may be deemed a statutory underwriter if it takes Creation Units after placing an order with the Fund's distributor, breaks them down into constituent shares, and sells such shares directly to customers, or if it chooses to couple the creation of a supply of new shares with an active selling effort involving solicitation of secondary market strikes demand for shares. A determination of whether one is an "underwriter" for purposes of the Securities Act must take into account all the facts and circumstances pertaining to the activities of the broker-dealer or its client in the particular case, and the examples mentioned above should not be considered a complete description of all the activities that could lead to a categorization as an underwriter.

Broker-dealer firms should also note that dealers who are not "underwriters" but are effecting transactions in shares, whether or not participating in the distribution of shares, generally are required to deliver a prospectus. This is because the prospectus delivery exemption in Section 4(3) of the Securities Act is not available in respect of such transactions as a result of Section 24(d) of the 1940 Act. Firms that incur a prospectus delivery obligation with respect to shares of the Fund are reminded that, pursuant to Rule 153 under the Securities Act ("Rule 153"), a prospectus delivery obligation under Section 5(b)(2) of the Securities Act owed to an exchange member in connection with the sale on the Listing Exchange is satisfied by the fact that the prospectus is available at the Listing Exchange upon request. The prospectus delivery mechanism provided in Rule 153 is only available with respect to transactions on an exchange.

MANAGEMENT OF THE TRUST

Board Responsibilities. The Board is responsible for overseeing the management and affairs of the Fund and the Trust. The Board has considered and approved contracts, as described herein, under which certain companies provide essential management and administrative services to the Trust. Like most exchange-traded funds ("ETFs"), the day-to-day business of the Trust, including the day-to-day management of risk, is performed by third-party service providers, such as the Adviser, Sub-Adviser, Distributor and Administrator. The Board is responsible for overseeing the Trust's service providers and, thus, has oversight responsibility with respect to the risk management performed by those service providers. Risk management seeks to identify and eliminate or mitigate the potential effects of risks, *i.e.*, events or circumstances that could have material adverse effects on the business, operations, shareholder services, investment performance, or reputation of the Trust or the Fund. Under the overall supervision of the Board and the Audit Committee (discussed in more detail below), the service providers to the Fund employ a variety of processes, procedures, and controls to identify risks relevant to the operations of the Trust and the Fund to lessen the probability of their occurrence and/or to mitigate the effects of such events or circumstances if they do occur. Each service provider is responsible for one or more discrete aspects of the Trust's business (*e.g.*, the Sub-Adviser is responsible for the day-to-day management of the Fund's portfolio investments) and, consequently, for managing the risks associated with that activity.

The Board's role in risk management oversight begins before the inception of the Fund, at which time the Fund's Adviser presents the Board with information concerning the investment objectives, strategies, and risks of the Fund. Additionally, the Fund's Adviser and Sub-Adviser provide the Board with an overview of, among other things, its investment philosophy, brokerage practices, and compliance infrastructure. Thereafter, the Board oversees the risk management of the Fund's operations, in part, by requesting periodic reports from and otherwise communicating with various personnel of the Fund and its service providers, including the Trust's CCO and the Fund's independent accountants. The Board and, with respect to identified risks that relate to its scope of expertise, the Audit Committee, oversee efforts by management and service providers to manage risks to which the Fund may be exposed.

The Board is responsible for overseeing the nature, extent, and quality of the services provided to the Fund by the Adviser and will receive information about those services at its regular meetings. In addition, on at least an annual basis, in connection with its consideration of whether to renew any Advisory Agreements and Sub-Advisory Agreements with the Adviser and Sub-Adviser, respectively, the Board will meet with the Adviser and Sub-Adviser to review such services. Among other things, the Board regularly will consider the Adviser's and Sub-Adviser's adherence to the Fund's investment restrictions and compliance with various Fund policies and procedures and with applicable securities regulations. The Board also will review information about the Fund's performance and investments.

The Trust's CCO will meet regularly with the Board to review and discuss compliance and other issues. At least annually, the Trust's CCO will provide the Board with a report reviewing the adequacy and effectiveness of the Trust's policies and procedures and those of its service providers, including the Adviser and Sub-Adviser. The report will address the operation of the policies and procedures of the Trust and each service provider since the date of the last report; material changes to the policies and procedures since the date of the last report; any recommendations for material changes to the policies and procedures; and material compliance matters since the date of the last report.

The Board will receive reports from the Trust's service providers regarding operational risks, portfolio valuation, and other matters. Annually, the independent registered public accounting firm will review with the Audit Committee its audit of the Trust's financial statements, focusing on major areas of risk encountered by the Trust and noting any significant deficiencies or material weaknesses in the Trust's internal controls.

The Board recognizes that not all risks that may affect the Fund can be identified, that it may not be practical or cost-effective to eliminate or mitigate certain risks, that it may be necessary to bear certain risks (such as investment-related risks) to achieve the Fund's goals, and that the processes, procedures, and controls employed to address certain risks may be limited in their effectiveness. Moreover, despite the periodic reports the Board will receive and the Board's discussions with the service providers to the Fund, it may not be made aware of all of the relevant information of a particular risk. Most of the Trust's investment management and business affairs are carried out by or through the Fund's Adviser, Sub-Adviser, and other service providers, each of which has an independent interest in risk management, but whose policies and the methods by which one or more risk management functions are carried out may differ from the Trust's and each other's in the setting of priorities, the resources available, or the effectiveness of relevant controls. As a result of the foregoing and other factors, the Board's risk management oversight is subject to substantial limitations.

Members of the Board and Officers of the Trust. Set forth below are the names, age, positions with the Trust, term of office, and the principal occupations and other directorships for a minimum of the last five years of each of the persons currently serving as members of the Board and as officers of the Trust. The members of the Board serve as Trustees for the life of the Trust or until retirement, removal, or their office is terminated pursuant to the Trust's Declaration of Trust. There is only one fund currently in the fund complex as that term is defined in the 1940 Act; thus, each Trustee oversees only that one fund.

The Chairman of the Board, Elizabeth S. Courtney, is an interested person of the Fund as that term is defined in the 1940 Act. The Board is composed of a super-majority (75 percent) of Trustees who are not interested persons of the Fund (*i.e.*, "Independent Trustees"). There is an Audit Committee and Governance and Nominating Committee of the Board, each of which is chaired by an Independent Trustee and comprised solely of Independent Trustees. The chairman for each committee is responsible for running that committee's meeting, formulating agendas for those meetings, and coordinating with management to serve as a liaison between the Independent Trustees and management on matters within the scope of the responsibilities of the committee as set forth in its respective Board-approved charter. The Fund has determined that this leadership structure is appropriate given the specific characteristics and circumstances of the Fund. The Fund made this determination in consideration of, among other things, the fact that the Independent Trustees of the Fund constitute a super-majority of the Board, the anticipated assets under management of the Fund, the number of funds overseen by the Board, and the total number of Trustees on the Board.

Name, Address, and Age[1]	Position(s) Held with Fund	Term of Office[2] and Length of Service	Principal Occupation(s) During Past 5 Years	Other Directorships Held by Trustee
Elizabeth S. Courtney[4] **(49)**	Trustee, Chairman of the Board, President, & Treasurer	Since 2013	Chief Executive Officer ("CEO") and Director of LocalShares, Inc. (since 2012); President (since 1997) and CEO (since 2004) of Seigenthaler Public Relations, Inc.; CEO, Director, and Member of LocalShares LLC (since 2012).	None
Craven Crowell (69)	Independent Trustee	Since 2013	Chairman of Craven Crowell Strategies, LLC (a management consulting firm) (since 2011); Partner in Oliver Wyman (a management consulting firm) (2004 to 2011).	None
Douglas Cruickshanks (66)	Independent Trustee	Since 2013	Vice Chairman of the Board of FirstBank (since 2012); President and CEO of FirstBank (2002-2012).	None
Rebecca R. Stilwell (52)	Independent Trustee	Since 2013	Managing Director at Morgan Stanley Smith Barney (2004 to 2013).	None

Name, Address, and Age[1]	Position(s) Held with Fund	Term of Office[2] and Length of Service	Principal Occupation(s) During Past 5 Years	Other Directorships Held by Trustee
Carter Todd (55)	Chief Compliance Officer	Since 2013	Executive VP and General Counsel of XMi Holdings, Inc. (a management and investment holding company) (since 2013); Special Counsel at Adams and Reese LLP (since 2013); Executive VP and General Counsel of Ryman Hospitality Properties (2012-2013); Executive VP and General Counsel of Gaylord Entertainment (2001 – 2012).	N/A
James C. Phillips (45)	Secretary	Since 2013	Managing Member of XMi High Growth Development Fund, LLC (a venture capital investment fund) (since 2009); President and Chief Executive Officer of XMi Holdings, Inc. (a management and investment holding company) (since 2012); Vice President and Chief Financial Officer of XMi Holdings, Inc. (2004-2012).	N/A
Michael Lawson One Freedom Valley Drive Oaks, PA 19456 (52)	Assistant Treasurer	Since 2013	Director, SEI Investments Company, Fund Accounting (since 2005).	N/A[5]
Lisa Whittaker One Freedom Valley Drive Oaks, PA 19456 (34)	Assistant Secretary	Since 2013	Counsel, SEI Investments Company (since 2012); Associate Counsel/Compliance Officer, The Glenmede Trust Company (2011-2012); Associate, Drinker Biddle & Reath LLP (a law firm) (2006-2011).	N/A[5]

[1] Unless otherwise noted, the address of each Trustee and officer is c/o LocalShares, Inc., 618 Church Street, Suite 220, Nashville, Tennessee 37219.
[2] Each Trustee holds office for an indefinite term until the earlier of (i) the election of his successor or (ii) the date the Trustee dies, resigns, or is removed. Each officer serves until removed by the Board or the principal executive officer of the Trust, or until such officer resigns.
[3] Directorships of companies required to report to the Securities and Exchange Commission under the Securities Exchange Act of 1934 or other investment companies registered under the 1940 Act.
[4] Elizabeth S. Courtney is deemed to be an "interested person" (as defined in the 1940 Act) of the Trust due to her affiliation with LocalShares, Inc.
[5] Certain officers of the Trust also serve as officers of one or more mutual funds for which SEI Investments Company or its affiliates act as investment manager, administrator, or distributor.

Individual Trustee Qualifications. The Trust has concluded that each of the Trustees should serve on the Board because of their ability to review and understand information about the Trust and the Fund provided to them by management, to identify and request other information they may deem relevant to the performance of their duties, to question management and other service providers regarding material factors bearing on the management and administration of the Fund, and to exercise their business judgment in a manner that serves the best interests of the Fund's shareholders. The Trust has concluded that each of the Trustees should serve as a Trustee based on his/her own experience, qualifications, attributes, and skills as described below.

Elizabeth Seigenthaler Courtney, a founder of LocalShares, Inc. brings extensive corporate communications and entrepreneurial experience to the board of the Trust. Ms. Courtney, also the Chairman/CEO of Seigenthaler Public Relations, Inc., is a communications strategist with deep marketing expertise serving corporations including many in the financial services industry. Ms. Courtney has led Seigenthaler Public Relations to record growth and profitability since being named its CEO in 2004. Recognized for her leadership, Ms. Courtney was named one of Nashville,

Tennessee's "Most Admired CEOs" by Nashville Business Journal in 2012 and "Woman of Achievement" by the Nashville YWCA in 2010. In 2003, Ms. Courtney was selected as a Leadership Foundation Fellow by the International Women's Forum.

Craven Crowell provides extensive corporate and government service experience to the board of the Trust. Mr. Crowell served for eight years as Chairman of the Tennessee Valley Authority ("TVA") an independent, federally-owned corporation with over $11 billion in revenue. Mr. Crowell was appointed to the three-member TVA Board of Directors by President Clinton, who designated him as Chairman following his confirmation by the U.S. Senate in 1993. During his service as Chairman of TVA, the agency recorded many significant and historic achievements. In 2002, Governor Niu Maosheng appointed Mr. Crowell to the position of International Economic Advisor to the People's Government of the Hebei Province, China. Following his government service, Mr. Crowell served as a partner with Oliver Wyman, an international management consulting firm with offices in 16 countries. In 2012, he joined the board of the Electric Reliability Council of Texas as an unaffiliated director and Chairman. Mr. Crowell is a former Chairman of the Electric Power Research Institute of Palo Alto, California.

Douglas Cruickshanks, Jr. is a veteran banking executive and recognized corporate and community leader. Mr. Cruickshanks has been Vice Chairman of FirstBank since 2012 after serving for 10 years as its President and CEO. While in this position, FirstBank enjoyed substantial growth in assets, locations, and the number of associates serving the bank's customers across the state of Tennessee. In his current role as Vice Chairman, Mr. Cruickshanks provides leadership of the executive management team in strategic and advisory roles across all of FirstBank's operating divisions and is involved in corporate governance and regulatory relationships. Mr. Cruickshanks joined FirstBank in 2002 after retiring as Tennessee president of Bank of America following a career that spanned more than 30 years. In 1995, he was named President of NationsBank Virginia and consumer executive for the mid-Atlantic region, overseeing 600 branches in Virginia, Maryland, and the District of Columbia.

Rebecca R. Stilwell brings over 25 years of senior investment and financial services management experience to the Trust board. Ms. Stilwell's career includes more than two decades with Morgan Stanley Smith Barney, including having served as Regional Director of the Midwest Region, the largest of Morgan Stanley's eight regions with 2,500 advisors and 10 states. Ms. Stilwell also held management positions in the company's offices in Dallas, Seattle, San Francisco, and Pittsburgh. Ms. Stilwell served as a Managing Director in Morgan Stanley's retail group before retiring from the company in 2013. She is a graduate of Texas A&M University.

Audit Committee. Each Independent Trustee is a member of the Trust's Audit Committee (the "Audit Committee"). The principal responsibilities of the Audit Committee are the appointment, compensation, and oversight of the Trust's independent auditors, including the resolution of disagreements regarding financial reporting between Trust management and such independent auditors. The Audit Committee's responsibilities include, without limitation, to (i) oversee the accounting and financial reporting processes of the Trust and its internal control over financial reporting and, as the Audit Committee deems appropriate, to inquire into the internal control over financial reporting of certain third-party service providers; (ii) oversee the quality and integrity of the Fund's financial statements and the independent audits thereof; (iii) oversee, or, as appropriate, assist Board oversight of, the Trust's compliance with legal and regulatory requirements that relate to the Trust's accounting and financial reporting, internal control over financial reporting and independent audits; (iv) approve prior to appointment the engagement of the Trust's independent auditors and, in connection therewith, to review and evaluate the qualifications, independence, and performance of the Trust's independent auditors; and (v) act as a liaison between the Trust's independent auditors and the full Board. The Board of the Trust has adopted a written charter for the Audit Committee.

Nominating Committee. Each Independent Trustee is also a member of the Trust's Nominating Committee. The principal responsibilities of the Nominating Committee are to identify individuals qualified to serve as Independent Trustees of the Trust and to recommend its nominees for consideration by the full Board. While the Nominating Committee is solely responsible for the selection and nomination of the Trust's Independent Trustees, the Nominating Committee may consider nominations for the office of Trustee made by Trust stockholders as it deems appropriate. The Nominating Committee considers nominees recommended by shareholders if such nominees are submitted in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the "1934 Act"), in conjunction with a shareholder meeting to consider the election of Trustees. Trust stockholders who wish to recommend a nominee should send nominations to the Secretary of the Trust that include biographical information and set forth the qualifications of the proposed nominee.

Fund Shares Owned by Board Members. No Trustee had "beneficial ownership" of any shares of the Fund as of the date of this SAI. "Beneficial ownership" is determined in accordance with Rule 16a-1(a)(2) under the 1934 Act.

Initial Approval of Investment Advisory Agreement and Sub-Advisory Agreement. The Board of Trustees of the Trust, including a majority of the Independent Trustees, has the responsibility under the 1940 Act to approve the Trust's proposed Investment Advisory Agreement and Sub-Advisory Agreement (collectively, the "Investment Advisory Agreements") for an initial two-year term and for one-year renewal terms thereafter at meetings of the Board called for the purpose of voting on such initial approvals or renewals. In addition, the Trust's Board of Trustees will receive, review, and evaluate information concerning the services and personnel of the Adviser and the Sub-Adviser at each quarterly meeting of the Board of Trustees and the Audit Committee. While particular emphasis will be placed on information concerning profitability, comparability of fees and total expenses, and the Trust's investment performance at any future meeting at which a renewal of the Investment Advisory Agreements is considered, the process of evaluating the Adviser and the Sub-Adviser and the Trust's investment administrative arrangements is an ongoing one. In this regard, the Board's consideration of the nature, extent, and quality of the services to be provided by the Adviser and the Sub-Adviser under the Investment Advisory Agreements will include deliberations at future quarterly meetings. A discussion regarding the basis for the Board of Trustees' approval of the Investment Advisory Agreements will be available in the Fund's semi-annual report to shareholders for the period from commencement of operations until October 31, 2013, which will be sent to shareholders in late December, 2013.

Remuneration of Trustees. Pursuant to its Advisory Agreement with the Trust, the Adviser pays all compensation of officers and employees of the Trust, but not Independent Trustee fees. Each Independent Trustee receives an annual fee of $8,000 for meetings of the Board attended by the Trustee. The Trust also reimburses each Independent Trustee for travel and other out-of-pocket expenses incurred by him/her in connection with attending such meetings. Interested trustees do not receive any trustee fees or expenses reimbursements. The Trust estimates that the compensation to be paid by the Trust to the Independent Trustees through the end of the Trust's first full fiscal year is $8,000 per Trustee.

Control Persons and Principal Holders of Securities

As of the date of the prospectus (and prior to the commencement of sales of the Funds' Creation Units), the XMi Holdings, Inc., an affiliate of the Adviser, owned of record and beneficially 100% of the outstanding shares of the Fund.

Investment Adviser. LocalShares serves as investment adviser to the Fund pursuant to an Advisory Agreement between the Trust and LocalShares, Inc. (the "Advisory Agreement"). LocalShares is a Delaware corporation and will be registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act"), and has offices located at 618 Church Street, Suite 220, Nashville, Tennessee 37219. LocalShares is a wholly-owned subsidiary of LocalShares, LLC. LocalShares is governed by a board of directors that consists of the following individuals: Michael D. Shmerling, Chairman, Elizabeth S. Courtney, William S. Decker, Cameron Newton and James C. Phillips.

Under the Advisory Agreement, LocalShares has overall responsibility for the general management and administration of the Trust. LocalShares provides an investment program for the Fund. LocalShares also arranges for sub-advisory, transfer agency, custody, fund administration, and all other non-distribution related services necessary for the Fund to operate.

The Fund pays the Adviser the following Management Fee:

Name of Fund		Management Fee
NashvilleETF		0.65%

In exchange, the Adviser has agreed to pay all expenses of the Trust, except for: (i) brokerage expenses and other expenses (such as stamp taxes) connected with the execution of portfolio transactions or in connection with creation and redemption transactions; (ii) legal fees or expenses in connection with any arbitration, litigation or pending or threatened arbitration or litigation, including any settlements in connection therewith; (iii) interest; (iv) taxes; (v) independent trustee fees and expenses; and (vi) extraordinary expenses. The Adviser has agreed to waive fees and expenses so that the Fund's Total Annual Operating Expenses will not exceed 0.49%. This fee waiver will remain in effect until December 31, 2016, and may be extended thereafter by the Adviser in its sole discretion.

The Advisory Agreement with respect to the Fund continues in effect for two years from its effective date, and thereafter for successive periods of one year, subject to the provisions for termination and all of the other terms and conditions hereof if: (a) such continuation shall be specifically approved at least annually by the vote of a majority of the Trustees of the Trust, including a majority of the Independent Trustees cast in person at a meeting called for that purpose; and (b) the Adviser shall not have notified a Fund in writing at least sixty (60) days prior to the anniversary date of this Contract in any year thereafter that it does not desire such continuation with respect to that Fund.

The Advisory Agreement with respect to the Fund is terminable without any penalty, by vote of the Board of Trustees of the Trust or by vote of a majority of the outstanding voting securities (as defined in the 1940 Act) of the Fund, in each case on sixty (60) days' prior written notice to the other party. The Advisory Agreement will terminate automatically and immediately in the event of its "assignment" (as defined in the 1940 Act).

Under the Advisory Agreement, the Adviser will not be liable for any error of judgment or mistake of law or for any loss suffered by the Fund in connection with the performance of the Advisory Agreement, except a loss resulting from willful misfeasance, bad faith, or gross negligence on the part of the Adviser in the performance of its duties or from reckless disregard of its duties and obligations thereunder.

Sub-Adviser. Decker Wealth Management LLC, a registered investment adviser with offices located at 4535 Harding Pike, Suite 300, Nashville, Tennessee 37205, serves as the Sub-Adviser for, and is responsible for the day-to-day management of, the Fund. The Sub-Adviser chooses the Fund's portfolio investments and places orders to buy and sell the Fund's portfolio investments. For providing sub-advisory services to the Fund, the Adviser pays the Sub-Adviser an annual fee of $62,500 plus 3 basis points (0.03%) of the daily net assets of the Fund.

Portfolio Managers. The Fund is managed by the Sub-Adviser's management team. The individual member of the team responsible for the day-to-day management of the Fund's portfolios is listed below.

Mr. William S. Decker. As the founder and managing member of Decker Wealth Management LLC, Mr. Decker's primary responsibilities include the development and application of investment strategy for the firm's clients. Mr. Decker's career experience includes over eleven years with Morgan Stanley where he served as Senior Vice President – Investments and over five years with US Trust/Bank of America where he served as Senior Vice President & Private Client Advisor. At both firms, he focused on wealth management for high net worth individuals and families. Mr. Decker completed his undergraduate studies at Baylor University, earning a bachelor's degree with a public administration major, and earned an MBA from Pepperdine University.

Portfolio Manager Fund Ownership

As of the date of this SAI, no shares of the Trust are beneficially owned by the portfolio manager, William S. Decker.

Portfolio Manager Compensation

As the managing member of DWM, William S. Decker does not receive any separate compensation for this role as portfolio manager. His compensation is determined by his ownership interest in and the profitability of DWM. Accordingly, Mr. Decker benefits indirectly from favorable Fund performance and growth in Fund assets. In addition, Mr. Decker is also likely to benefit indirectly from favorable Fund performance and growth in Fund assets as a member of LocalShares, LLC, the Adviser's parent company.

Code of Ethics. The Trust, the Adviser, the Sub-Adviser, and the Distributor have adopted Codes of Ethics pursuant to Rule 17j-1 under the 1940 Act. Employees subject to the Codes of Ethics may invest in securities for their personal investment accounts, including securities that may be purchased or held by the Fund. The Codes of Ethics are on public file with, and are available from, the SEC.

Administrator, Custodian, and Transfer Agent. SEI Investments Global Funds Services serves as administrator (the "Administrator") and Brown Brothers Harriman & Co. serves as custodian and transfer agent (the "Custodian") for the Fund. The Administrator's principal address is One Freedom Valley Drive, Oaks, Pennsylvania 19456 and the Custodian's principal address is 140 Broadway, New York, New York, 10005.

Under the Administration Agreement with the Trust, the Administrator provides necessary administrative and accounting services, and financial reporting for the maintenance and operations of the Trust and the Fund. In addition, the Administrator makes available the office space, equipment, personnel, and facilities required to provide such services. As compensation for the foregoing services, the Administrator receives asset-based fees which are accrued daily and paid monthly by the Trust.

Under the Custodian and Transfer Agency Agreement with the Trust, the Custodian maintains in separate accounts cash, securities, and other assets of the Trust and the Fund, keeps all necessary accounts and records, and provides other services. The Custodian is required, upon the order of the Trust, to deliver securities held by it and to make payments for securities purchased by the Trust for the Fund. The Custodian also acts as transfer agent for the Fund's authorized and issued shares of beneficial interest, and as dividend disbursing agent of the Trust. As compensation for the foregoing services, the Custodian receives certain out of pocket costs, transaction fees, and asset-based fees which are accrued daily and paid monthly by the Trust.

Distributor. SEI Investments Distribution Co. ("Distributor"), a wholly owned subsidiary of SEI Investments Company and an affiliate of the Administrator, is the distributor of shares of the Trust. Its principal address is One Freedom Valley Drive, Oaks, Pennsylvania 19456. The Distributor has entered into a Distribution Agreement with the Trust pursuant to which it distributes shares of the Fund. The Distribution Agreement will continue for two years from its effective date and is renewable annually thereafter, provided that such annual continuance is approved by either (i) the vote of a majority of the Trustees of the Trust, or the vote of a majority of the outstanding voting securities of the shareholders and (ii) the vote of a majority of the Independent Trustees, cast in person at a meeting called for the purpose of voting on the approval. Shares are continuously offered for sale by the Fund through the Distributor only in Creation Units, as described in the applicable Prospectus and below in the Creation and Redemption of Creation Units section. Shares in less than Creation Units are not distributed by the Distributor. The Distributor will deliver the applicable Prospectus and, upon request, this SAI to persons purchasing Creation Units and will maintain records of both orders placed with it and confirmations of acceptance furnished by it. The Distributor is a broker-dealer registered under the 1934 Act and a member of the Financial Industry Regulatory Authority ("FINRA"). The Distributor is not affiliated with either LocalShares or any stock exchange.

The Distribution Agreement for the Fund will provide that it may be terminated at any time, without the payment of any penalty, on at least sixty (60) days prior written notice to the other party (i) by vote of a majority of the trustees or (ii) by vote of a majority of the outstanding voting securities (as defined in the 1940 Act) of the Fund. The Distribution Agreement will terminate automatically in the event of its "assignment" (as defined in the 1940 Act).

The Distributor may also enter into agreements with securities dealers ("Soliciting Dealers") who will solicit purchases of Creation Units of shares. Such Soliciting Dealers may also be Authorized Participants (as defined below) or DTC Participants (as defined below).

Intermediary Compensation. LocalShares or its affiliates, out of their own resources and not out of Fund assets (*i.e.,* without additional cost to the Fund or its shareholders), may pay certain broker dealers, banks and other financial intermediaries ("Intermediaries") for certain activities related to the Fund, including marketing and education support and the sale of Fund shares. These arrangements are sometimes referred to as "revenue sharing" arrangements. Revenue sharing arrangements are not financed by the Fund, and thus, do not result in increased Fund expenses. They are not reflected in the fees and expenses listed in the fees and expenses sections of the Fund's Prospectus and they do not change the price paid by investors for the purchase of the Fund's shares or the amount received by a shareholder as proceeds from the redemption of Fund shares.

Such compensation may be paid to Intermediaries that provide services to the Fund, including marketing and education support (such as through conferences, webinars, and printed communications). Such compensation may also be paid to Intermediaries for inclusion of the Fund on a sales list, including a preferred or select sales list, in other sales programs. LocalShares periodically assesses the advisability of continuing to make these payments.

Payments to an Intermediary may be significant to the Intermediary, and amounts that Intermediaries pay to your adviser, broker or other investment professional, if any, may also be significant to such adviser, broker or investment professional. Because an Intermediary may make decisions about what investment options it will make available or recommend, and what services to provide in connection with various products, based on payments it receives or is eligible to receive, such payments create conflicts of interest between the Intermediary and its clients. For example, these financial incentives may cause the Intermediary to recommend the Fund over other investments. The same conflict of interest exists with respect to your financial adviser, broker or investment professionals if he or she receives similar payments from his or her Intermediary firm.

BROKERAGE TRANSACTIONS

The Sub-Adviser assumes general supervision over placing orders on behalf of the Fund for the purchase and sale of portfolio securities. In selecting the brokers or dealers for any transaction in portfolio securities, the Sub-Adviser's policy is to make such selection based on factors deemed relevant, including but not limited to, the breadth of the market in the security, the price of the security, the reasonableness of the commission or mark-up or mark-down, if any, execution capability, settlement capability, back office efficiency and the financial condition of the broker or dealer, both for the specific transaction and on a continuing basis. The overall reasonableness of brokerage commissions paid is evaluated by the Sub-Adviser based upon its knowledge of available information as to the general level of commissions paid by other institutional investors for comparable services. Brokers may also be selected because of their ability to handle special or difficult executions, such as may be involved in large block trades, less liquid securities, broad distributions, or other circumstances. The Sub-Adviser does not consider the provision or value of research, products or services a broker or dealer may provide, if any, as a factor in the selection of a broker or dealer or the determination of the reasonableness of commissions paid in connection with portfolio transactions. The Trust has adopted policies and procedures that prohibit the consideration of sales of the Fund's shares as a factor in the selection of a broker or a dealer to execute its portfolio transactions.

ADDITIONAL INFORMATION CONCERNING THE TRUST

Shares. The Trust was established as a Delaware statutory trust on August 23, 2012. The Trust currently is comprised of one fund. The Fund issues shares of beneficial interest, with no par value. The Board may add additional portfolios to the Trust in the future. The Trust is registered with the SEC as an open-end management investment company.

Each share issued by the Fund has a pro rata interest in the assets of the Fund. Shares have no preemptive, exchange, subscription or conversion rights and are freely transferable. Each share is entitled to participate equally in dividends and distributions declared by the Board of Trustees with respect to the Fund, and in the net distributable assets of the Fund on liquidation.

Each share has one vote with respect to matters upon which a shareholder vote is required consistent with the requirements of the 1940 Act and the rules promulgated thereunder.

Under Delaware law, the Trust is not required to hold an annual meeting of shareholders unless required to do so under the 1940 Act. The policy of the Trust is not to hold an annual meeting of shareholders unless required to do so under the 1940 Act. All shares of the Fund have noncumulative voting rights for the Board. Under Delaware law, Trustees of the Trust may be removed by vote of the shareholders.

Following the creation of the initial Creation Unit(s) of shares of the Fund and immediately prior to the commencement of trading in the Fund's shares, a holder of shares may be a "control person" of the Fund, as defined in the 1940 Act. The Fund cannot predict the length of time for which one or more shareholders may remain a control person of the Fund.

Shareholders may make inquiries by writing to the Trust, c/o LocalShares, Inc. at 618 Church Street, Suite 220, Nashville, Tennessee 37219.

Absent an applicable exemption or other relief from the SEC or its staff, beneficial owners of more than 5% of the shares of the Fund may be subject to the reporting provisions of Section 13 of the 1934 Act and the SEC's rules promulgated thereunder. In addition, absent an applicable exemption or other relief from the SEC staff, officers and Trustees of the Fund and beneficial owners of 10% of the shares of the Fund ("Insiders") may be subject to the insider reporting, short-swing profit and short sale provisions of Section 16 of the 1934 Act and the SEC's rules promulgated thereunder. Beneficial owners and Insiders should consult with their own legal counsel concerning their obligations under Sections 13 and 16 of the 1934 Act.

Termination of the Trust or the Fund. The Trust or the Fund may be terminated by a majority vote of the Board of Trustees or the affirmative vote of a super majority of the holders of the Trust or the Fund entitled to vote on termination. Although the shares are not automatically redeemable upon the occurrence of any specific event, the Trust's organizational documents provide that the Board will have the unrestricted power to alter the number of shares in a Creation Unit. In the event of a termination of the Trust or the Fund, the Board, in its sole discretion, could determine to permit the shares to be redeemable in aggregations smaller than Creation Units or to be individually redeemable. In such circumstance, the Trust may make redemptions in-kind, for cash, or for a combination of cash or securities.

Role of DTC. DTC acts as Securities Depository for the Shares of the Trust. Shares of the Fund are represented by securities registered in the name of DTC or its nominee and deposited with, or on behalf of, DTC.

DTC, a limited-purpose trust company, was created to hold securities of its participants ("DTC Participants") and to facilitate the clearance and settlement of securities transactions among the DTC Participants in such securities through electronic book-entry changes in accounts of the DTC Participants, thereby eliminating the need for physical movement of securities' certificates. DTC Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own DTC. More specifically, DTC is owned by a number of its DTC Participants and by the NYSE, AMEX and FINRA. Access to the DTC system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a DTC Participant, either directly or indirectly ("Indirect Participants").

Beneficial ownership of shares is limited to DTC Participants, Indirect Participants and persons holding interests through DTC Participants and Indirect Participants. Ownership of beneficial interests in shares (owners of such beneficial interests are referred to herein as "Beneficial Owners") is shown on, and the transfer of ownership is effected only through, records maintained by DTC (with respect to DTC Participants) and on the records of DTC Participants (with respect to Indirect Participants and Beneficial Owners that are not DTC Participants). Beneficial Owners will receive from or through the DTC Participant a written confirmation relating to their purchase of shares. No Beneficial Owner shall have the right to receive a certificate representing such shares.

Conveyance of all notices, statements and other communications to Beneficial Owners is effected as follows. Pursuant to the Depositary Agreement between the Trust and DTC, DTC is required to make available to the Trust upon request and for a fee to be charged to the Trust a listing of the shares of the Fund held by each DTC Participant. The Trust shall inquire of each such DTC Participant as to the number of Beneficial Owners holding shares, directly or indirectly, through such DTC Participant. The Trust shall provide each such DTC Participant with copies of such notice, statement or other communication, in such form, number and at such place as such DTC Participant may reasonably request, in order that such notice, statement or communication may be transmitted by such DTC Participant, directly or indirectly, to such Beneficial Owners. In addition, the Trust shall pay to each such DTC Participant a fair and reasonable amount as reimbursement for the expenses attendant to such transmittal, all subject to applicable statutory and regulatory requirements.

Share distributions shall be made to DTC or its nominee, Cede & Co., as the registered holder of all shares of the Trust. DTC or its nominee, upon receipt of any such distributions, shall credit immediately DTC Participants' accounts with payments in amounts proportionate to their respective beneficial interests in shares of the Fund as shown on the records of DTC or its nominee. Payments by DTC Participants to Indirect Participants and Beneficial Owners of shares held through such DTC Participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in a "street name", and will be the responsibility of such DTC Participants.

The Trust has no responsibility or liability for any aspect of the records relating to or notices to Beneficial Owners, or payments made on account of beneficial ownership interests in such shares, or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests, or for any other aspect of the relationship between DTC and the DTC Participants or the relationship between such DTC Participants and the Indirect Participants and Beneficial Owners owning through such DTC Participants. DTC may decide to discontinue providing its service with respect to shares of the Trust at any time by giving reasonable notice to the Trust and discharging its responsibilities with respect thereto under applicable law. Under such circumstances, the Trust shall take action to find a replacement for DTC to perform its functions at a comparable cost.

CREATION & REDEMPTION OF CREATION UNITS

Creation. The Trust issues and sells shares of the Fund only in Creation Units on a continuous basis through the Distributor, without a sales load, at the NAV next determined after receipt, on any Business Day (as defined below), of an order in proper form.

Fund Deposit. The consideration for purchase of Creation Units of the Fund generally consists of the in-kind deposit of a designated portfolio of equity securities (the "Deposit Securities") and an amount of cash (the "Cash Component") computed as described below. The Deposit Securities generally consist of a representative sample of the securities in the LocalShares Nashville Index. Together, the Deposit Securities and the Cash Component constitute the "Fund Deposit," which represents the minimum initial and subsequent investment amount for a Creation Unit of the Fund.

The Cash Component is sometimes also referred to as the "Balancing Amount." The Cash Component is an amount equal to the difference between the NAV of the shares (per Creation Unit) and the value of Deposit Securities. If the Cash Component is a positive number, the Authorized Participant will deliver the Cash Component. If the Cash Component is a negative number, the Authorized Participant will receive the Cash Component. The Cash Component does not include any stamp duty tax or other similar fees and expenses payable upon transfer of beneficial ownership of the Deposit Securities. These are the sole responsibility of the Authorized Participant.

The Fund, through the NSCC, makes available on each Business Day, prior to the opening of business on the applicable Listing Exchange (currently 9:30 a.m., Eastern time), the list of the names and the required number of shares of each Deposit Security to be included in the current Fund Deposit (based on information at the end of the previous Business Day) for the Fund.

Such Deposit Securities are applicable, subject to any adjustments as described below, in order to effect creations of Creation Units of the Fund until such time as the next-announced composition of the Deposit Securities is made available.

The identity and number of shares of the Deposit Securities required for a Fund Deposit for the Fund changes from time to time based on changes to the Index and other factors.

In addition, the Trust reserves the right to permit or require the substitution of an amount of cash (i.e., a "cash in lieu" amount) to be added to the Cash Component at its discretion. For example, cash may be substituted to replace any Deposit Security that may not be available in sufficient quantity for delivery or that may not be eligible for transfer through the systems of DTC or the Clearing Process (discussed below). The Trust also reserves the right to permit or require a "cash in lieu" amount where the delivery of the Deposit Security by the Authorized Participant (as described below) would be restricted under the securities laws or where the delivery of the Deposit Security to the Authorized Participant would result in the disposition of the Deposit Security by the Authorized Participant becoming restricted under the securities laws, or in other situations deemed appropriate by the Trust.

Procedures for Creation of Creation Units. To be eligible to place orders with the Distributor and to create a Creation Unit of the Fund, an entity must be: (i) a "Participating Party," i.e., a broker-dealer or other participant in the clearing process through the Continuous Net Settlement System of the NSCC (the "Clearing Process"), a clearing agency that is registered with the SEC; or (ii) a DTC Participant, and, in each case, must have executed an agreement with the Distributor with respect to creations and redemptions of Creation Units ("Participant Agreement"). A Participating Party and DTC Participant are collectively referred to as an "Authorized Participant." Investors should contact the Distributor for the names of Authorized Participants that have signed a Participant Agreement. All shares of the Fund, however created, will be entered on the records of DTC in the name of Cede & Co. for the account of a DTC Participant.

All orders to create shares must be placed for one or more Creation Units. Except as described herein, all orders to create Creation Units must be received by the Distributor no later than the closing time of the regular trading session on the applicable Listing Exchange ("Closing Time") (ordinarily 4:00 p.m., Eastern time) on the date such orders are placed in order for creation of Creation Units to be effected based on the NAV of shares of the Fund as next determined on such date after receipt of the order in proper form. The date on which an order to create Creation Units is placed is referred to as the "Transmittal Date." Orders must be transmitted by an Authorized Participant by telephone or other transmission method acceptable to the Distributor pursuant to procedures set forth in the Participant Agreement, as described below, which procedures may change from time to time without notice at the discretion of the Trust. Economic or market disruptions or changes, or telephone or other communication failure, may impede the ability to reach the Distributor or an Authorized Participant.

All orders to create Creation Units through an Authorized Participant shall be placed with an Authorized Participant, in the form required by such Authorized Participant. In addition, the Authorized Participant may request the investor to make certain representations or enter into agreements with respect to the order, e.g., to provide for payments of cash, when required. Investors should be aware that their particular broker may not have executed a Participant Agreement and, therefore, orders to create Creation Units of the Fund have to be placed by each investor's broker through an Authorized Participant that has executed a Participant Agreement. In such cases, there may be additional charges to such investor. At any given time, there may be only a limited number of broker-dealers that have executed a Participant Agreement and only a small number of such Authorized Participants may have international capabilities.

Those placing orders for Creation Units of the Fund through the Clearing Process should afford sufficient time to permit proper submission of the order to the Distributor prior to the Closing Time on the Transmittal Date. Orders for Creation Units of the Fund that are effected outside the Clearing Process are likely to require transmittal by the DTC Participant earlier on the Transmittal Date than orders effected using the Clearing Process. Those persons placing orders outside the Clearing Process should ascertain the deadlines applicable to DTC and the Federal Reserve Bank wire system by contacting the operations department of the broker or depository institution effectuating such transfer of Deposit Securities and the Cash Component.

Placement of Creation Orders for the Fund Using the Clearing Process. The Clearing Process is a process commonly used to create or redeem Creation Units of the Fund. Fund Deposits made through the Clearing Process must be delivered through a Participating Party that has executed a Participant Agreement. The Participant Agreement authorizes the Distributor to transmit through the Custodian to NSCC, on behalf of the Participating Party, such trade instructions as are necessary to effect the Participating Party's creation order. Pursuant to such trade instructions to NSCC, the Participating Party agrees to deliver the requisite Deposit Securities and the Cash Component to the Trust, together with such additional information as may be required by the Distributor. An order to create Creation Units through the Clearing Process is deemed received by the Distributor on the Transmittal Date if: (i) such order is received by the Distributor not later than the Closing Time on such Transmittal Date; and (ii) all other procedures set forth in the Participant Agreement are properly followed.

Placement of Creation Orders for the Fund Outside the Clearing Process. Fund Deposits made outside the Clearing Process must be delivered through a DTC Participant that has executed a Participant Agreement. A DTC Participant who wishes to place an order creating Creation Units to be effected outside the Clearing Process does not need to be a Participating Party, but such orders must state that the DTC Participant is not using the Clearing Process and that the creation of Creation Units will instead be effected through a transfer of securities and cash directly through DTC. The Fund Deposit transfer must be ordered by the DTC Participant on the Transmittal Date in a timely fashion so as to ensure the delivery of the requisite number of Deposit Securities through DTC to the account of the Fund by no later than 2:00 p.m., Eastern time, on the "Settlement Date." The Settlement Date is typically the third Business Day following the Transmittal Date. The Fund reserves the right to settle transactions on a basis other than "T" plus three Business Days (i.e., days on which the NYSE is open) ("T+3"). In certain cases Authorized Participants will create and redeem Creation Units of the Fund on the same trade date. In these instances, the Trust reserves the right to settle these transactions on a net basis.

All questions as to the number of Deposit Securities to be delivered, and the validity, form and eligibility (including time of receipt) for the deposit of any tendered securities, will be determined by the Trust, whose determination shall be final and binding. The amount of cash equal to the Cash Component must be transferred directly to the Custodian through the Federal Reserve Bank wire transfer system in a timely manner so as to be received by the Custodian no later than 2:00 p.m., Eastern time, on the Settlement Date. An order to create Creation Units outside the Clearing Process is deemed received by the Distributor on the Transmittal Date if: (i) such order is received by the Distributor not later than the Closing Time on such Transmittal Date; and (ii) all other procedures set forth in the Participant Agreement are properly followed. However, if the Custodian does not receive both the required Deposit Securities and the Cash Component by 2:00 p.m. on the Settlement Date, such order may be canceled. Upon written notice to the Distributor, such canceled order may be resubmitted the following Business Day using a Fund Deposit as newly constituted to reflect the then-current NAV of the Fund. The delivery of Creation Units so created generally will occur no later than the Settlement Date.

Creation Units of the Fund may be created in advance of receipt by the Trust of all or a portion of the applicable Deposit Securities as described below. In these circumstances, the initial deposit will have a value greater than the NAV of the shares on the date the order is placed in proper form since, in addition to available Deposit Securities, cash must be deposited in an amount equal to the sum of (i) the Cash Component, plus (ii) at least 102%, which the Trust may change from time to time, of the market value of the undelivered Deposit Securities (the "Additional Cash Deposit") with the Fund pending delivery of any missing Deposit Securities.

If an Authorized Participant determines to post an additional cash deposit as collateral for any undelivered Deposit Securities, such Authorized Participant must deposit with the Custodian the appropriate amount of federal funds by 2:00 p.m., Eastern time, on the date of requested settlement. If the Authorized Participant does not place its purchase order by the closing time or the Custodian does not receive federal funds in the appropriate amount by such time, then the order may be deemed to be rejected and the Authorized Participant shall be liable to the Fund for losses, if any, resulting therefrom. An additional amount of cash shall be required to be deposited with the Custodian, pending delivery of the missing Deposit Securities to the extent necessary to maintain the Additional Cash Deposit with the Trust in an amount at least equal to 102%, which the Trust may change from time to time, of the daily marked-to-market value of the missing Deposit Securities. To the extent that missing Deposit Securities are not received by 2:00 p.m., Eastern time, on the Settlement Date or in the event a marked-to-market payment is not made within one Business Day following notification by the Distributor that such a payment is required, the Trust may use the cash on deposit to purchase the missing Deposit Securities.

Authorized Participants will be liable to the Trust for the costs incurred by the Trust in connection with any such purchases. These costs will be deemed to include the amount by which the actual purchase price of the Deposit Securities exceeds the market value of such Deposit Securities on the transmittal date plus the brokerage and related transaction costs associated with such purchases. The Trust will return any unused portion of the Additional Cash Deposit once all of the missing Deposit Securities have been properly received by the Custodian or purchased by the Trust and deposited into the Trust. In addition, a transaction fee, as listed below, will be charged in all cases. The delivery of Creation Units so created generally will occur no later than the Settlement Date.

Cash Purchases. When, in the sole discretion of the Trust, cash purchases of Creation Units of shares are available or specified for the Fund, such purchases shall be effected in essentially the same manner as in-kind purchases thereof. In the case of a cash purchase, the Authorized Participant must pay the cash equivalent of the Deposit Securities it would otherwise be required to provide through an in-kind purchase, plus the same Cash Component required to be paid by an in-kind purchaser. In addition, to offset the Trust's brokerage and other transaction costs associated with using the cash to purchase the requisite Deposit Securities, the Authorized Participant must pay the Transaction Fees required for the Fund.

Acceptance of Orders for Creation Units. The Trust reserves the absolute right to reject or revoke acceptance of a creation order transmitted to it by the Distributor in respect of the Fund. Orders may be rejected and acceptance may be revoked if, for example: (i) the order is not in proper form; (ii) the investor(s), upon obtaining the shares ordered, would own 80% or more of the currently outstanding shares of the Fund; (iii) the Deposit Securities delivered are not as disseminated through the facilities of the NSCC for that date by the Fund as described above; (iv) acceptance of the Deposit Securities would have certain adverse tax consequences to the Fund; (v) acceptance of the Fund Deposit would, in the opinion of counsel, be unlawful; (vi) acceptance of the Fund Deposit would otherwise, in the discretion of the Trust or LocalShares, Inc., have an adverse effect on the Trust or the rights of beneficial owners; or (vii) in the event that circumstances outside the control of the Trust, the Custodian, the Distributor or LocalShares, Inc. make it for all practical purposes impossible to process creation orders. Examples of such circumstances include acts of God; public service or utility problems such as fires, floods, extreme weather conditions and power outages resulting in telephone, telecopy and computer failures; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the Trust, LocalShares, Inc., the Distributor, DTC, NSCC, the Custodian or a sub-custodian or any other participant in the creation process and similar extraordinary events. The Distributor shall notify a prospective creator of a Creation Unit and/or the Authorized Participant acting on behalf of the creator of a Creation Unit of its rejection of the order of such person. The Trust, the Custodian, a sub-custodian and the Distributor are under no duty, however, to give notification of any defects or irregularities in the delivery of Fund Deposits nor shall any of them incur any liability for the failure to give any such notification.

All questions as to the number of shares of each security in the Deposit Securities and the validity, form, eligibility and acceptance for deposit of any securities to be delivered shall be determined by the Trust, and the Trust's determination shall be final and binding.

Creation Transaction Fee. The Fund imposes a "<u>Transaction Fee</u>" on investors purchasing or redeeming Creation Units. For this reason, investors purchasing or redeeming through the DTC process generally will pay a higher Transaction Fee than will investors doing so through the NSCC process. The purpose of the Transaction Fee is to protect the existing shareholders of the Fund from the dilutive costs associated with the purchase and redemption of Creation Units. Where the Fund permits an in-kind purchaser to deposit cash in lieu of depositing one or more Deposit Securities, the purchaser may be assessed a higher Transaction Fee to offset the transaction cost to the Fund of buying those particular Deposit Securities. Transaction Fees will differ for the Fund, depending on the transaction expenses related to the Fund's portfolio securities. Every purchaser of a Creation Unit will receive a Prospectus that contains complete disclosure about the Transaction Fee, including the maximum amount of the Transaction Fee charged by the Fund. Investors who use the services of a broker or other such intermediary may be charged a fee for such services.

The following table sets forth the approximate value of one Creation Unit per Fund, and the standard and maximum creation transaction fee for the Fund. These fees may be changed by the Trust.

Name of Fund		Standard Creation Transaction Fee		Maximum Creation Transaction Fee
NashvilleETF		**$500**		**$500**

Placement of Redemption Orders for the Fund Using the Clearing Process. Orders to redeem Creation Units of the Fund through the Clearing Process must be delivered through a Participating Party that has executed the Participant Agreement. Except as described herein, an order to redeem Creation Units using the Clearing Process is deemed received by the Trust on the Transmittal Date if: (i) such order is received by the Custodian (in its capacity as Transfer Agent) not later than the Closing Time on such Transmittal Date, and (ii) all other procedures set forth in the Participant Agreement are properly followed. Such order will be effected based on the NAV of the Fund as next determined. The requisite Fund Securities and the Cash Redemption Amount generally will be transferred by the third NSCC Business Day following the date on which such request for redemption is deemed received.

Placement of Redemption Orders for the Fund Outside the Clearing Process. Orders to redeem Creation Units of the Fund outside the Clearing Process must be delivered through a DTC Participant that has executed the Participant Agreement. An order to redeem Creation Units outside the Clearing Process is deemed received by the Trust on the Transmittal Date if: (i) such order is received by the Custodian (in its capacity as Transfer Agent) not later than the Closing Time on such Transmittal Date; (ii) such order is accompanied or followed by the requisite number of shares of the Fund specified in such order, which delivery must be made through DTC to the Custodian no later than 11:00 a.m., Eastern time, on the contracted settlement date; and (iii) all other procedures set forth in the Participant Agreement are properly followed. After the Trust has deemed an order for redemption outside the Clearing Process received, the Trust will initiate procedures to transfer the requisite Fund Securities which are expected to be delivered within three Business Days and the Cash Redemption Amount to the Authorized Participant on behalf of the redeeming Beneficial Owner by the Settlement Date. In certain cases Authorized Participants will redeem and create Creation Units of the Fund on the same trade date. In these instances, the Trust reserves the right to settle these transactions on a net basis.

To the extent contemplated by an Authorized Participant's agreement, in the event the Authorized Participant has submitted a redemption request in proper form but is unable to transfer all or part of the Creation Unit to be redeemed to the Fund's Transfer Agent, the Transfer Agent will nonetheless accept the redemption request in reliance on the undertaking by the Authorized Participant to deliver the missing shares as soon as possible. Such undertaking shall be secured by the Authorized Participant's delivery and maintenance of collateral consisting of cash having a value (marked to market daily) at least equal to 110%, which LocalShares, Inc. may change from time to time, of the value of the missing shares.

The current procedures for collateralization of missing shares require, among other things, that any cash collateral shall be in the form of U.S. dollars in immediately available funds and shall be held by the Custodian and marked to market daily, and that the fees of the Custodian and any sub-custodians in respect of the delivery, maintenance and redelivery of the cash collateral shall be payable by the Authorized Participant. The Authorized Participant's agreement will permit the Trust, on behalf of the Fund, to purchase the missing shares or acquire the Deposit Securities and the Cash Component underlying such shares at any time and will subject the Authorized Participant to liability for any shortfall between the cost to the Trust of purchasing such shares, Deposit Securities or Cash Component and the value of the collateral.

The calculation of the value of the Fund Securities and the Cash Redemption Amount to be delivered upon redemption will be made by the Custodian according to the procedures set forth under Determination of NAV computed on the Business Day on which a redemption order is deemed received by the Trust. Therefore, if a redemption order in proper form is submitted to the Custodian by a DTC Participant not later than the Closing Time on the Transmittal Date, and the requisite number of shares of the relevant Fund are delivered to the Custodian prior to the DTC cut-off time, then the value of the Fund Securities and the Cash Redemption Amount to be delivered will be determined by the Custodian on such Transmittal Date. If, however, a redemption order is submitted to the Custodian by a DTC Participant not later than the Closing Time on the Transmittal Date but either (i) the requisite number of shares of the relevant Fund are not delivered by the DTC cut-off-time on such Transmittal Date, or (ii) the redemption order is not submitted in proper form, then the redemption order will not be deemed received as of the Transmittal Date. In such case, the value of the Fund Securities and the Cash Redemption Amount to be delivered will be computed on the Business Day that such order is deemed received by the Trust on which the shares of the relevant Fund are delivered through DTC to the Custodian by the DTC cut-off-time on such Business Day pursuant to a properly submitted redemption order.

The Fund may pay out the proceeds of redemptions of Creation Units solely in cash or through any combination of cash, money market securities or fixed-income securities. In addition, an investor may request a redemption in cash that the Fund may, in its sole discretion, permit. In either case, the investor will receive a cash payment equal to the NAV of its shares based on the NAV of shares of the Fund next determined after the redemption request is received in proper form (minus a redemption transaction fee and additional charge for requested cash redemptions specified above, to offset the Trust's brokerage and other transaction costs associated with the disposition of Fund Securities). The Fund may also, in its sole discretion, upon request of a shareholder, provide such redeemer a portfolio of securities that differs from the exact composition of the Fund Securities but does not differ in NAV.

Redemptions of shares for Fund Securities will be subject to compliance with applicable federal and state securities laws and the Fund (whether or not it otherwise permits cash redemptions) reserves the right to redeem Creation Units for cash to the extent that the Trust could not lawfully deliver specific Fund Securities upon redemptions or could not do so without first registering the Fund Securities under such laws. An Authorized Participant or an investor for which it is acting subject to a legal restriction with respect to a particular stock included in the Fund Securities applicable to the redemption of a Creation Unit may be paid an equivalent amount of cash. The Authorized Participant may request the redeeming Beneficial Owner of the shares to complete an order form or to enter into agreements with respect to such matters as compensating cash payment.

Cash Redemptions. In the event that, in the sole discretion of the Trust, cash redemptions are permitted or required by the Trust, proceeds will be paid to the Authorized Participant redeeming shares on behalf of the redeeming investor as soon as practicable after the date of redemption.

In-Kind Redemptions. The ability of the Trust to effect in-kind creations and redemptions is subject, among other things, to the condition that, within the time period from the date of the order to the date of delivery of the securities, there are no days that are holidays in the applicable foreign market. For every occurrence of one or more intervening holidays in the applicable foreign market that are not holidays observed in the U.S. equity market, the redemption settlement cycle may be extended by the number of such intervening holidays. In addition to holidays, other unforeseeable closings in a foreign market due to emergencies may also prevent the Trust from delivering securities within the normal settlement period. The Fund will not suspend or postpone redemption beyond seven days, except as permitted under Section 22(e) of the 1940 Act. Section 22(e) provides that the right of redemption may be suspended or the date of payment postponed with respect to the Fund (1) for any period during which the New York Stock Exchange ("NYSE") is closed (other than customary weekend and holiday closings); (2) for any period during which trading on the NYSE is suspended or restricted; (3) for any period during which an emergency exists as a result of which disposal of the shares of the Fund's portfolio securities or determination of its net asset value is not reasonably practicable; or (4) in such other circumstance as is permitted by the SEC.

TAXES

The following discussion is a general summary of the material U.S. federal income tax considerations applicable to the Fund and to an investment in the Fund. This summary does not purport to be a complete description of the income tax considerations applicable to the Fund or to investors in such an investment. For example, this summary does not describe tax consequences that are assumed to be generally known by investors or certain considerations that may be relevant to certain types of holders subject to special treatment under U.S. federal income tax laws, including shareholders subject to the alternative minimum tax, tax-exempt organizations, insurance companies, dealers in securities, pension plans and trusts, financial institutions, U.S. shareholders whose functional currency is not the U.S. dollar, persons who mark-to-market our shares and persons who hold our shares as part of a "straddle," "hedge" or "conversion" transaction. This summary assumes that investors hold shares of our common stock as capital assets (within the meaning of the Code). The discussion is based upon the Code, Treasury regulations, and administrative and judicial interpretations, each as of the date of this prospectus and all of which are subject to change, possibly retroactively, which could affect the continuing validity of this discussion. The Fund has not sought and does not intend to seek any ruling from the Internal Revenue Service, or the IRS, regarding any offer and sale of our common stock under this prospectus. This summary does not discuss any aspects of U.S. estate or gift tax or foreign, state or local tax. It does not discuss the special treatment under U.S. federal income tax laws that could result if the Fund invested in tax-exempt securities or certain other investment assets. Shareholders should consult their own tax advisers regarding their particular situation and the possible application of foreign, state, and local tax laws.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) invests in the Fund, the tax treatment of a partner or member of the partnership will generally depend upon the status of the partner and the activities of the partnership. A prospective investor that is a partner in a partnership investing in the Fund should consult his, her or its tax advisers with respect to the purchase, ownership and disposition of an investment in the Fund.

Qualification as a Regulated Investment Company. The Fund intends to elect to be treated and qualify each year as a RIC under Subchapter M of the Code. As a RIC, the Fund generally is not subject to corporate-level U.S. federal income taxes on any income that it distributes to its shareholders from its tax earnings and profits. In order to qualify for the special tax treatment accorded RICs and their shareholders, the Fund must, among other things:

(a) derive at least 90% of its gross income each year from (i) dividends, interest, payments with respect to securities loans, gains from the sale or other disposition of stock or securities or foreign currencies, or other income (including but not limited to gains from options, futures or forward contracts) derived with respect to its business of investing in such stock, securities or currencies, and (ii) net income derived from interests in "qualified publicly traded partnerships", or the 90% Income Test;

(b) diversify its holdings so that, at the end of each quarter of its taxable year, (i) at least 50% of the market value of the Fund's total assets consists of cash and cash items, U.S. Government securities, securities of other RICs and other securities, if such other securities do not represent more than 5% of the value of the Fund's total assets or more than 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of the Fund's total assets is invested in (1) the securities (other than those of the U.S. Government or other RICs) of any one issuer or two or more issuers that are controlled by the Fund and that are engaged in the same, similar or related trades or businesses or (2) the securities of one or more qualified publicly traded partnerships, or the Diversification Tests; and

(c) distribute with respect to each taxable year at least 90% of its investment company taxable income (as that term is defined in the Code without regard to the deduction for dividends paid – generally taxable ordinary income and the excess, if any, of realized net short-term capital gains over realized net long-term capital losses) and net tax-exempt interest income, or the Annual Distribution Requirement.

To the extent that the Fund invests in entities treated as partnerships for U.S. federal income tax purposes (other than a "qualified publicly traded partnership"), the Fund generally must include the items of gross income derived by the partnerships for purposes of the 90% Income Test, and the income that is derived from a partnership (other than a "qualified publicly traded partnership") will be treated as qualifying income for purposes of the 90% Income Test only to the extent that such income is attributable to items of income of the partnership which would be qualifying income if realized by the Fund directly. In addition, the Fund generally must take into account its proportionate share of the assets held by partnerships (other than a "qualified publicly traded partnership") in which it is a partner for purposes of the Diversification Tests.

For purposes of these tests, a "qualified publicly traded partnership" generally is a partnership (i) interests in which are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof, (ii) that derives at least 90% of its income from the passive income sources specified in Code section 7704(d), and (iii) that derives less than 90% of its income from the qualifying income described in (a)(i) of the prior paragraph.

The U.S. Treasury Department has authority to issue regulations that would exclude foreign currency gains from the 90% test described in (a) above if such gains are not directly related to a fund's business of investing in stock or securities. Accordingly, regulations may be issued in the future that could treat some or all of the Fund's non-U.S. currency gains as non-qualifying income, thereby potentially jeopardizing the Fund's status as a RIC for all years to which the regulations are applicable.

Taxation of the Fund

If the Fund qualifies as a RIC, the Fund will not be subject to federal income tax on income and gains that are distributed in a timely manner to its shareholders in the form of dividends.

If the Fund fails to satisfy the 90% Income Test in any taxable year, the Fund may be eligible for relief provisions if the failures are due to reasonable cause and not willful neglect and if a penalty tax is paid with respect to each failure to satisfy the applicable requirements. If these relief provisions are not available to the Fund for any year in which it fails to qualify as a RIC, all of its taxable income will be subject to tax at regular corporate rates without any deduction for distributions to shareholders, and its distributions (including capital gains distributions) generally will be taxable as ordinary income dividends to its shareholders, subject to the dividends-received deduction for corporate shareholders and lower tax rates on qualified dividend income for individual shareholders. In addition, the Fund could be required to recognize unrealized gains, pay substantial taxes and interest and make substantial distributions before requalifying as a RIC that is accorded special tax treatment.

The Fund intends to distribute at least annually to its shareholders substantially all of its investment company taxable income and its net capital gains. Investment company taxable income that is retained by the Fund will be subject to tax at regular corporate rates. If the Fund retains any net capital gain, that gain will be subject to tax at corporate rates, but the Fund may designate the retained amount as undistributed capital gains in a notice to its shareholders who (i) will be required to include in income for federal income tax purposes, as long-term capital gain, their shares of such undistributed amount, and (ii) will be entitled to credit their proportionate shares of the tax paid by the Fund on such undistributed amount against their federal income tax liabilities, if any, and to claim refunds on a properly filed U.S. tax return to the extent the credit exceeds such liabilities. For federal income tax purposes, the tax basis of shares owned by a shareholder of the Fund will be increased by an amount equal to the difference between the amount of undistributed capital gains included in the shareholder's gross income and the tax deemed paid by the shareholder under clause (ii) of the preceding sentence.

Congress passed the RIC Modernization Act on December 22, 2010 (the "RIC Mod Act") which makes certain beneficial changes for RICs and their shareholders, some of which are referenced below. In general, the RIC Mod Act contains simplification provisions effective for taxable years beginning after December 22, 2010, which are aimed at preventing disqualification of a RIC for "inadvertent" failures of the Diversification Tests and/or the qualifying income tests. Additionally, the RIC Mod Act allows capital losses to be carried forward indefinitely, and retain the character of the original loss, exempts RICs from the preferential dividend rule, and repealed the 60-day designation requirement for certain types of income and gains.

Deferral of Late Year Losses. As a result of the RIC Mod Act, the Fund may elect to treat part or all of any "qualified late year loss" as if it had been incurred in the succeeding taxable year in determining the Fund's taxable income, net capital gain, net short-term capital gain, and earnings and profits. The effect of this election is to treat any such "qualified late year loss" as if it had been incurred in the succeeding taxable year in characterizing Fund distributions for any calendar. A "qualified late year loss" generally includes net capital loss, net long-term capital loss, or net short-term capital loss incurred after October 31 of the current taxable year (commonly referred to as "post-October losses") and certain other late-year losses.

Capital Loss Carryovers. The RIC Mod Act changed the treatment of capital loss carryovers for RICs. The new rules are similar to those that apply to capital loss carryovers of individuals are made applicable to RICs and provide that such losses are carried over by the Fund indefinitely. Thus, if the Fund has a "net capital loss" (that is, capital losses in excess of capital gains), the excess of the Fund's net short-term capital losses over its net long-term capital gains is treated as a short-term capital loss arising on the first day of such Fund's next taxable year, and the excess (if any) of the Fund's net long-term capital losses over its net short-term capital gains is treated as a long-term capital loss arising on the first day of the Fund's next taxable year. The carryover of capital losses may be limited under the general loss limitation rules if the Fund experiences an ownership change as defined in the Code.

Foreign Investments. Income received by the Fund from sources within foreign countries (including, for example, dividends or interest on stock or securities of non-U.S. issuers) may be subject to withholding and other taxes imposed by such countries. Tax treaties between such countries and the U.S. may reduce or eliminate such taxes. Based on their investment objectives and strategies, it is not expected that the Fund will be able to pass-through foreign tax credits or deductions to its shareholders.

Certain Excise Taxes. If the Fund fails to distribute in a calendar year an amount at least equal to the sum of 98% of its ordinary income for such year and 98.2% of its capital gain net income for the one-year period ending October 31 of such year, plus any retained amount from the prior year, the Fund will be subject to a non-deductible 4% excise tax on the undistributed amount. For these purposes, the Fund will be treated as having distributed any amount on which it has been subject to corporate income tax for the taxable year ending within the calendar year. A dividend paid to shareholders in January of a year generally is deemed to have been paid by the Fund on December 31 of the preceding year if the dividend was declared and payable to shareholders of record on a date in October, November, or December of that preceding year. The Fund intends to declare and pay dividends and distributions in the amounts and at the times necessary to avoid the application of the 4% excise tax, although there can be no assurance that it will be able to do so.

Taxation of Shareholders

Fund Distributions. Distributions are taxable whether shareholders receive them in cash or reinvest them in additional shares. Moreover, distributions on the Fund's shares are generally subject to federal income tax as described herein to the extent they do not exceed the Fund's realized income and gains, even though such dividends and distributions may economically represent a return of a particular shareholder's investment. Such distributions are likely to occur in respect of shares purchased at a time when the Fund's NAV reflects gains that are either unrealized, or realized but not distributed. Such realized gains may be required to be distributed even when the Fund's NAV also reflects unrealized losses.

Distributions by the Fund of investment income are generally taxable as ordinary income. Taxes on distributions of capital gains are determined by how long the Fund owned the investments that generated those gains, rather than how long a shareholder has owned his or her Fund shares. Distributions of net capital gains from the sale of investments that the Fund owned for more than one year and that are properly designated by the Fund as capital gain dividends ("Capital Gain Dividends") will be taxable as long-term capital gains. Distributions from capital gains are generally made after applying any available capital loss carryovers. Long-term capital gain rates applicable to individuals are generally 15%, with a higher rate of 20% applying to individuals with income exceeding $400,000 ($450,000 if married and filing jointly) and a rate of 0% applying to taxpayers in the 10% and 15% rate brackets. Distributions of gains from the sale of investments that the Fund owned for one year or less will be taxable as ordinary income.

Distributions of investment income designated by the Fund in a written statement furnished to our shareholders as derived from qualified dividend income will be treated as qualified dividend income by a shareholder taxed as an individual, provided the shareholder meets the holding period and other requirements with respect to the Fund's shares. If the aggregate qualified dividends received by the Fund during any taxable year are 95% or more of its gross income (excluding net long-term capital gain over net short-term capital loss), then 100% of the Fund's dividends (other than dividends properly designated as Capital Gain Dividends) will be eligible to be treated as qualified dividend income. Moreover, in order for some portion of the dividends received by the Fund shareholder to be "qualified dividend income," the Fund making the distribution must meet certain holding period and other requirements with respect to some portion of the dividend-paying stocks in its portfolio.

For purposes of the foregoing, a dividend generally will not be treated as a qualifying dividend (1) if the stock on which the dividend is paid is considered to be "debt-financed" (generally, acquired with borrowed funds), (2) if it has been received with respect to any share of stock that has been held for less than 46 days during the 91-day period beginning on the date that is 45 days before the date on which the share becomes ex-dividend with respect to such dividend (91 days during the 181-day period beginning 90 days before the ex-dividend date in the case of certain preferred stock) or (3) to the extent that the dividend recipient is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property. Dividends of net investment income received by corporate shareholders of the Fund will qualify for the 70% dividends-received deduction generally available to corporations to the extent of the amount of qualifying dividends received by the Fund from domestic corporations for the taxable year. The dividends-received deduction, however, may be disallowed or reduced by application of certain provisions of the Code.

Although the Fund currently intends to distribute any long-term capital gain at least annually, it may in the future decide to retain some or all of its long-term capital gain, but designate the retained amount as a "deemed distribution." In that case, among other consequences, the Fund will pay tax on the retained amount, each shareholder will be required to include his, her or its proportionate share of the deemed distribution in income as if it had been actually distributed to the shareholder, and the shareholder will be entitled to claim a credit equal to his, her or its allocable share of the tax paid thereon by the Fund. The amount of the deemed distribution net of such tax will be added to the shareholder's tax basis for his, her or its common stock. Since the Fund expects to pay tax on any retained capital gain at its regular corporate tax rate, and since that rate is in excess of the maximum rate currently payable by individuals on net capital gain, the amount of tax that individual stockholders will be treated as having paid and for which they will receive a credit will exceed the tax they owe on the retained net capital gain. Such excess generally may be claimed as a credit against the shareholder's other U.S. federal income tax obligations or may be refunded to the extent it exceeds a shareholder's liability for U.S. federal income tax. A shareholder that is not subject to U.S. federal income tax or otherwise required to file a U.S. federal income tax return would be required to file a U.S. federal income tax return on the appropriate form in order to claim a refund for the taxes paid by the Fund. In order to utilize the deemed distribution approach, the Fund must provide written notice to its shareholders prior to the expiration of 60 days after the close of the relevant taxable year. The Fund cannot treat any of its investment company taxable income as a "deemed distribution."

To the extent that the Fund makes a distribution of income received by the Fund in lieu of dividends (a "substitute payment") with respect to securities on loan pursuant to a securities lending transaction, such income will not constitute qualified dividend income to individual shareholders and will not be eligible for the dividends-received deduction for corporate shareholders.

If the Fund makes distributions to a shareholder in excess of the Fund's current and accumulated earnings and profits in any taxable year, the excess distribution will be treated as a return of capital to the extent of the shareholder's tax basis in its shares, and thereafter as capital gain. A return of capital is not taxable, but reduces a shareholder's tax basis in its shares, thus reducing any loss or increasing any gain on a subsequent taxable disposition by the shareholder of its shares.

The Fund will send to each of its shareholders, as promptly as possible after the end of each calendar year, a written statement detailing, on a per share and per distribution basis, the amounts includible in such shareholder's taxable income for such year as ordinary income and as long-term capital gain. In addition, the U.S. federal tax status of each year's distributions generally will be reported to the IRS (including the amount of dividends, if any, eligible for the 20% maximum rate). Distributions may also be subject to additional state, local and foreign taxes depending on a U.S. stockholder's particular situation.

Sale or Exchange of Shares. A sale or exchange of shares in the Fund may give rise to a gain or loss. In general, any gain or loss realized upon a taxable disposition of shares will be treated as long-term capital gain or loss if the shares have been held for more than 12 months. Otherwise, the gain or loss on the taxable disposition of shares will be treated as short-term capital gain or loss. However, any loss realized upon a taxable disposition of shares held for six months or less will be treated as long-term, rather than short-term, to the extent of any long-term capital gain distributions received (or deemed received) by the shareholder with respect to the shares. All or a portion of any loss realized upon a taxable disposition of shares will be disallowed if other substantially identical shares of the Fund are purchased within 30 days before or after the disposition. In such a case, the basis of the newly purchased shares will be adjusted to reflect the disallowed loss.

Backup Withholding. The Fund (or financial intermediaries, such as brokers, through which a shareholder holds Fund shares) generally is required to withhold and to remit to the U.S. Treasury a percentage of the taxable distributions and sale or redemption proceeds paid to any shareholder who fails to properly furnish a correct taxpayer identification number, who has under-reported dividend or interest income, or who fails to certify that he, she or it is not subject to such withholding. An individual's taxpayer identification number is his or her social security number. The backup withholding tax rate is 28% for amounts paid through 2012. Backup withholding tax is not an additional tax, and any amount withheld may be refunded or credited against the U.S. stockholder's U.S. federal income tax liability, provided that proper information is timely provided to the IRS.

Non-U.S. Shareholders. In general, dividends other than Capital Gain Dividends paid by the Fund to a shareholder that is not a "U.S. person" within the meaning of the Code are subject to withholding of U.S. federal income tax at a rate of 30% (or lower applicable treaty rate) even if they are funded by income or gains (such as portfolio interest, short-term capital gains, or foreign-source dividend and interest income) that, if paid to a non-U.S. person directly, would not be subject to withholding.

A beneficial holder of shares who is a non-U.S. person is not, in general, subject to U.S. federal income tax on gains (and is not allowed a U.S. income tax deduction for losses) realized on a sale of shares of the Fund or on Capital Gain Dividends unless (i) such gain or dividend is effectively connected with the conduct of a trade or business carried on by such holder within the United States or (ii) in the case of an individual holder, the holder is present in the United States for a period or periods aggregating 183 days or more during the year of the sale or the receipt of the Capital Gain Dividend and certain other conditions are met.

Distributions of "investment company taxable income" and net capital gain (including deemed distributions) to non-U.S. persons, and gain realized by non-U.S. persons upon the sale of the Fund's common stock that is "effectively connected" with a U.S. trade or business carried on by the non-U.S. person (or if an income tax treaty applies, attributable to a "permanent establishment" in the United States), will be subject to U.S. federal income tax at the graduated rates applicable to U.S. citizens, residents and domestic corporations. Corporate non-U.S. shareholders may also be subject to an additional branch profits tax at a rate of 30% imposed by the Code (or lower rate provided by an applicable treaty).

The tax consequences to a non-U.S. shareholder entitled to claim the benefits of an applicable tax treaty may differ from those described herein. Non-U.S. shareholders are advised to consult their own tax advisers with respect to the particular tax consequences to them of an investment in the Fund's shares. A non-U.S. shareholder who is a nonresident alien individual may be subject to information reporting and backup withholding of U.S. federal income tax on dividends unless the non-U.S. shareholder provides the Fund or the dividend paying agent with an IRS Form W-8BEN (or an acceptable substitute form) or otherwise meets documentary evidence requirements for establishing that it is a non-U.S. shareholder or otherwise establishes an exemption from backup withholding. Backup withholding is not an additional tax. Any amounts withheld may be credited against the shareholder's U.S. federal income tax liability, provided the appropriate information is furnished to the Internal Revenue Service.

For taxable years beginning after December 31, 2013, if certain disclosure requirements related to U.S. accounts or ownership are not satisfied, a U.S. withholding tax at a 30% rate will be imposed on dividends received by U.S. stockholders that own their stock through foreign accounts or foreign intermediaries. In addition, for taxable years beginning after December 31, 2014, if certain disclosure requirements related to U.S. accounts or ownership are not satisfied, a U.S. withholding tax at a 30% rate will be imposed on proceeds of sale in respect of our stock received by U.S. stockholders that own their stock through foreign accounts or foreign intermediaries. The Fund will not pay any additional amounts in respect of any amounts withheld.

Creation and Redemption of Creation Units. An Authorized Participant who exchanges securities for Creation Units generally will recognize a gain or a loss. The gain or loss will be equal to the difference between the market value of the Creation Units at the time and the sum of the exchanger's aggregate basis in the securities surrendered plus the amount of cash paid for such Creation Units. A person who redeems Creation Units will generally recognize a gain or loss equal to the difference between the exchanger's basis in the Creation Units and the sum of the aggregate market value of any securities received plus the amount of any cash received for such Creation Units. The Internal Revenue Service, however, may assert that a loss realized upon an exchange of securities for Creation Units cannot be deducted currently under the rules governing "wash sales," or on the basis that there has been no significant change in economic position. Any capital gain or loss realized upon the creation of Creation Units will generally be treated as long-term capital gain or loss if the securities exchanged for such Creation Units have been held for more than one year.

Any capital gain or loss realized upon the redemption of Creation Units will generally be treated as long-term capital gain or loss if the shares comprising the Creation Units have been held for more than one year. Otherwise, such capital gains or losses will be treated as short-term capital gains or losses.

Persons purchasing or redeeming Creation Units should consult their own tax advisers with respect to the tax treatment of any creation or redemption transaction.

Section 351. The Trust on behalf of the Fund has the right to reject an order for a purchase of shares of the Trust if the purchaser (or group of purchasers) would, upon obtaining the shares so ordered, own 80% or more of the outstanding shares of the Fund and if, pursuant to Section 351 of the Code, the Fund would have a basis in the securities different from the market value of such securities on the date of deposit. The Trust also has the right to require information necessary to determine beneficial share ownership for purposes of the 80% determination.

Tax Shelter Reporting Regulations. Under U.S. Treasury regulations, if a shareholder recognizes a loss of $2 million or more for an individual shareholder or $10 million or more for a corporate shareholder, the shareholder must file with the Internal Revenue Service a disclosure statement on Form 8886. Direct shareholders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance shareholders of a RIC are not excepted. Future guidance may extend the current exception from this reporting requirement to shareholders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer's treatment of the loss is proper. Shareholders should consult their tax advisers to determine the applicability of these regulations in light of their individual circumstances.

General Considerations. The federal income tax discussion set forth above is for general information only. Prospective investors should consult their tax advisers regarding the specific federal income tax consequences of purchasing, holding and disposing of shares of the Fund, as well as the effect of state, local and foreign tax law and any proposed tax law changes.

DETERMINATION OF NAV

The NAV of the Fund's shares is calculated each day the national securities exchanges are open for trading as of the close of regular trading on the NYSE, normally 4:00 p.m. Eastern time (the "NAV Calculation Time"). NAV per share is calculated by dividing the Fund's net assets by the number of Fund shares outstanding.

In calculating the Fund's NAV, Fund investments generally are valued using market valuations. Short term debt securities with remaining maturities of sixty (60) days or less are valued on the basis of amortized cost, which approximates fair value. U.S. fixed income assets may be valued as of the announced closing time for such securities on any day that the Securities Industry and Financial Markets Association announces an early closing time. The values of any assets or liabilities of the Fund that are denominated in a currency other than the U.S. dollar are converted into U.S. dollars using an exchange rate deemed appropriate by the Fund.

In certain instances, such as when reliable market valuations are not readily available or are not deemed to reflect current market values, the Fund's investments will be valued in accordance with the Fund's pricing policy and procedures. Securities that may be valued using "fair value" pricing may include, but are not limited to, securities for which there are no current market quotations or whose issuer is in default or bankruptcy, securities subject to corporate actions (such as mergers or reorganizations), securities subject to non-U.S. investment limits or currency controls, and securities affected by "significant events." An example of a significant event is an event occurring after the close of the market in which a security trades but before the Fund's next NAV Calculation Time that may materially affect the value of the Fund's investment (e.g., government action, natural disaster, or significant market fluctuation). Price movements in U.S. markets that are deemed to affect the value of foreign securities, or reflect changes to the value of such securities, also may cause securities to be "fair valued."

When fair-value pricing is employed, the prices of securities used by the Fund to calculate its NAV may differ from quoted or published prices for the same securities.

Fund shares are purchased or sold on a national securities exchange at market prices, which may be higher or lower than NAV. No secondary sales will be made to brokers or dealers at a concession by the Distributor or by the Fund. Purchases and sales of shares in the secondary market, which will not involve the Fund, will be subject to customary brokerage commissions and charges. Transactions in Fund shares will be priced at NAV only if you purchase or redeem shares directly from the Fund in Creation Units.

DIVIDENDS AND DISTRIBUTIONS

The Fund intends to pay out dividends, if any, annually. The Fund distributes its net realized capital gains, if any, to investors annually. The Fund may occasionally be required to make supplemental distributions at some other time during the year. Distributions in cash may be reinvested automatically in additional whole shares only if the broker through whom you purchased shares makes such option available. Your broker is responsible for distributing the income and capital gain distributions to you.

The Trust reserves the right to declare special distributions if, in its reasonable discretion, such action is necessary or advisable to preserve the status of the Fund as a RIC or to avoid imposition of income or excise taxes on undistributed income.

MISCELLANEOUS INFORMATION

Counsel. Reed Smith, LLP, 1301 K Street, NW, Suite 1100, Washington, D.C.

Independent Registered Public Accounting Firm. Ernst & Young, LLP, with offices located at 55 Ivan Allen Jr. Boulevard, Suite 1000, Atlanta, GA 30308, serves as the independent auditor of the Trust. They audit the Fund's financial statements and may perform other services.

FINANCIAL STATEMENTS

Following are the audited financial statements for the Trust and the report of Ernst & Young, LLP, dated July __, 2013, relating to the financial statements.

[Audited Financial Statements to be inserted in Pre-Effective Amendment No. 2]

Part C
Other Information

Item 28. Exhibits.

Exhibit
Number   Description

(a)(1)   Trust Instrument of the Registrant dated August 23, 2012.(1)
(a)(2)   Certificate of Trust as filed with the State of Delaware on August 23, 2012.(1)
(c)   Portions of the Trust Instrument of the Registrant defining the rights of holders of shares of
                the Registrant.(2)
(d)(1)   Form of Investment Advisory Agreement between the Registrant and LocalShares, Inc.
(d)(2)   Form of Sub-Advisory Agreement between LocalShares, Inc. and Decker Wealth
                Management LLC.
(e)(1)   Distribution Agreement between the Registrant and SEI Investments Distribution Co.
(e)(2)   Form of Authorized Participant Agreement.
(f)   Not applicable.
(g)   Form of Custody Agreement between the Registrant and Brown Brothers Harriman & Co.
(h)(1)   Administration Agreement between the Registrant and SEI Investments Global Funds
                Services.
(h)(2)   Form of Transfer Agency and Service Agreement between the Registrant and Brown
                Brothers Harriman & Co.
(h)(3)   Form of License Agreement between the Registrant and Solactive AG.
(i)   Legal Opinion and Consent of Reed Smith, LLP, counsel to the Registrant.
(j)   Consent of Ernst & Young, LLP, independent auditors for the Registrant.
(k)   Not applicable.
(l)   Subscription Agreement.
(m)   None.
(n)   Not applicable.
(p)   Code of Ethics of the Registrant.

---

(1)   Incorporated by reference from Registrant's initial Registration Statement on N-1A (File
                No. 333-184163) filed September 28, 2012.
(2)   Reference is made to Articles 4, 5, 6, 7, 8, 9, 10, 11 and 12 of Registrant's Trust Instrument,
                filed as Exhibit (a)(1) to this Registration Statement.

Item 29. Persons Controlled by or under Common Control with the Fund.

Not applicable.

Item 30. Indemnification.

A)   Reference is made to Article 9 of the Registrant's Trust Instrument filed as Exhibit (a)(1) to this Registration
Statement with respect to the indemnification of the Registrant's trustees and officers, which is set forth below:

ARTICLE 9
Limitation of Liability and Indemnification

Section 9.1   General Provisions.

Section 9.1.1   General Limitation of Liability. No personal liability for any debt or obligation of the Trust shall attach to any Trustee of the Trust. Without limiting the foregoing, provided they have exercised reasonable care and have acted under the reasonable belief that their actions are in the best interests of the Trust, the Trustees shall not be responsible for or liable in any event for any neglect or wrongdoing of any officer, agent, employee, investment adviser, sub-adviser, administrator, principal underwriter or custodian of the Trust, nor shall any Trustee be responsible or liable for the act or omission of any other Trustee, but nothing contained in this Declaration of Trust or in the DSTA shall protect any Trustee against liability to the Trust or to the Shareholders to which he or she would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of the office of Trustee. Every note, bond, contract, instrument, certificate, Share or undertaking and every other act or thing whatsoever executed or done by or on behalf of the Trust or the Trustees or any Trustee in connection with the Trust shall be conclusively deemed to have been executed or done only in or with respect to their, his or her capacity as Trustees or Trustee and neither such Trustees or Trustee nor the Shareholders shall be personally liable thereon.

Section 9.1.2   Notice of Limited Liability. Every note, bond, contract, instrument, certificate or undertaking made or issued by the Trustees or by any officers or officer may recite that the same was executed or made by or on behalf of the Trust by them as Trustees or Trustee or as officers or officer and not individually and that the obligations of such instrument are not binding upon any of them or the Shareholders individually but are binding only upon the assets and property of the Trust or belonging to a Series thereof, and may contain such further recitals as they, he or she may deem appropriate, but the omission thereof shall not operate to bind any Trustees or Trustee or officers or officer or Shareholders or Shareholder individually.

Section 9.1.3   Liability Limited to Assets of the Trust. All persons extending credit to, contracting with or having any claim against the Trust shall look only to the assets of the Trust or belonging to a Series thereof, as appropriate, for payment under such credit, contract or claim, and neither the Shareholders nor the Trustees nor any of the Trust's officers, employees or agents, whether past, present or future, shall be personally liable therefor.

Section 9.2   Liability of Trustees. The exercise by the Trustees of their powers and discretion hereunder shall be binding upon the Trust, the Shareholders, and any other person dealing with the Trust. The liability of the Trustees, however, shall be further limited by this Section 9.2.

Section 9.2.1   Advice of Experts and Reports of Others. The Trustees may take advice of counsel or other experts with respect to the meaning and operation of this Declaration of Trust and their duties as Trustees hereunder, and shall be under no liability for any act or omission in accordance with such advice or for failing to follow such advice. In discharging their duties, the Trustees, when acting in good faith, shall be entitled to rely upon the books of account of the Trust and upon written reports made to the Trustees by any officer appointed by them, any independent public accountant and (with respect to the subject matter of the contract involved) any officer, partner or responsible employee of any other party to any contract entered into hereunder.

Section 9.2.2   Bond. The Trustees shall not be required to give any bond as such, nor any surety if a bond is required.

Section 9.2.3   Liability of Third Persons Dealing with Trustees. No person dealing with the Trustees shall be bound to make any inquiry concerning the validity of any transaction made or to be made by the Trustees or to see to the application of any payments made or property transferred to the Trust or upon its order.

Section 9.3   Liability of Shareholders. Without limiting the provisions of this Section 9.3 or the DSTA, the Shareholders shall be entitled to the same limitation of personal liability extended to stockholders of private corporations organized for profit under the General Corporation Law of the State of Delaware.

Section 9.3.1   Limitation of Liability. No personal liability for any debt or obligation of the Trust shall attach to any Shareholder or former Shareholder of the Trust, and neither the Trustees, nor any officer, employee or agent of the Trust shall have any power to bind any Shareholder personally or to call upon any Shareholder for the payment of any sum of money or assessment whatsoever other than such as the Shareholder may at any time personally agree to pay by way of subscription for any Shares or otherwise.

Section 9.3.2   Indemnification of Shareholders. In case any Shareholder or former Shareholder of the Trust shall be held to be personally liable solely by reason of being or having been a Shareholder and not because of such Shareholder's acts or omissions or for some other reason, the Shareholder or former Shareholder (or, in the case of a natural person, his or her heirs, executors, administrators or other legal representatives or, in the case of a corporation or other entity, its corporate or other general successor) shall be entitled out of the assets of the Trust to be held harmless from and indemnified against all loss and expense arising from such liability; provided, however, there shall be no liability or obligation of the Trust arising hereunder to reimburse any Shareholder for taxes paid by reason of such Shareholder's ownership of any Shares or for losses suffered by reason of any changes in value of any Trust assets. The Trust shall, upon request by the Shareholder or former Shareholder, assume the defense of any claim made against the Shareholder for any act or obligation of the Trust and satisfy any judgment thereon.

Section 9.4   Indemnification.

Section 9.4.1   Indemnification of Covered Persons. Subject to the exceptions and limitations contained in Section 9.4.2, every person who is, or has been, a Trustee, officer or employee of the Trust, including persons who serve at the request of the Trust as directors, trustees, officers or employees of another organization in which the Trust has an interest as a shareholder, creditor or otherwise (hereinafter referred to as a Covered Person"), shall be indemnified by the Trust to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him or her in connection with any claim, action, suit or proceeding in which he or she becomes involved as a party or otherwise by virtue of his or her being or having been such a Trustee, director, officer or employee and against amounts paid or incurred by him or her in settlement thereof.

Section 9.4.2   Exceptions. No indemnification shall be provided hereunder to a Covered Person:

(a)   For any liability to the Trust or its Shareholders arising out of a final adjudication by the court or other body before which the proceeding was brought that the Covered Person engaged in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office;

(b)   With respect to any matter as to which the Covered Person shall have been finally adjudicated not to have acted in good faith in the reasonable belief that his or her action was in the best interests of the Trust; or

(c)   In the event of a settlement or other disposition not involving a final adjudication (as provided in paragraph (a) or (b) of this Section 9.4.2) and resulting in a payment by a Covered Person, unless there has been either a determination that such Covered Person did not engage in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office by the court or other body approving the settlement or other disposition, or a reasonable determination, based on a review of readily available facts (as opposed to a full trial-type inquiry), that he or she did not engage in such conduct, such determination being made by: (i) a vote of a majority of the Disinterested Trustees (as such term is defined in Section 9.4.5) acting on the matter (provided that a majority of Disinterested Trustees then in office act on the matter); or (ii) a written opinion of independent legal counsel.

Section 9.4.3   Rights of Indemnification. The rights of indemnification herein provided may be insured against by policies maintained by the Trust, and shall be severable, shall not affect any other rights to which any Covered Person may now or hereafter be entitled, shall continue as to a person who has ceased to be a Covered Person, and shall inure to the benefit of the heirs, executors and administrators of such a person. Nothing contained herein shall affect any rights to indemnification to which Trust personnel other than Covered Persons may be entitled by contract or otherwise under law.

Section 9.4.4   Expenses of Indemnification. Expenses of preparation and presentation of a defense to any claim, action, suit or proceeding subject to a claim for indemnification under this Section 9.4 shall be advanced by the Trust prior to final disposition thereof upon receipt of an undertaking by or on behalf of the recipient to repay such amount if it is ultimately determined that he or she is not entitled to indemnification under this Section 9.4, provided that either:

(a) Such undertaking is secured by a surety bond or some other appropriate security or the Trust shall be insured against losses arising out of any such advances; or

(b) A majority of the Disinterested Trustees acting on the matter (provided that a majority of the Disinterested Trustees then in office act on the matter) or independent legal counsel in a written opinion shall determine, based upon a review of the readily available facts (as opposed to the facts available upon a full trial), that there is reason to believe that the recipient ultimately will be found entitled to indemnification.

Section 9.4.5 <u>Certain Defined Terms Relating to Indemnification</u>. As used in this Section 10.5, the following words shall have the meanings set forth below:

(a) A "Disinterested Trustee" is one (i) who is not an Interested Person of the Trust (including anyone, as such Disinterested Trustee, who has been exempted from being an Interested Person by any rule, regulation or order of the Commission), and (ii) against whom none of such actions, suits or other proceedings or another action, suit or other proceeding on the same or similar grounds is then or has been pending;

(b) "Claim," "action," "suit" or "proceeding" shall apply to all claims, actions, suits, proceedings (civil, criminal, administrative or other, including appeals), actual or threatened; and

(c) "Liability" and "expenses" shall include without limitation, attorneys' fees, costs, judgments, amounts paid in settlement, fines, penalties and other liabilities.

B) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of the Investment Adviser.

LocalShares, Inc., a Delaware corporation and a wholly owned subsidiary of LocalShares, LLC, is a registered investment adviser and serves as manager for all funds of the Registrant. The description of LocalShares, Inc. under the caption of "Additional Information about the Fund's Investment Strategies and Risks" in the Prospectus and under the caption "Management of the Trust" in the Statement of Additional Information constituting Parts A and B, respectively, of this Registration Statement are incorporated herein by reference.

Each of the directors and officers of LocalShares, Inc. will also have substantial responsibilities as directors and/or officers of LocalShares, LLC. To the knowledge of the Registrant, except as set forth below, none of the directors or executive officers of LocalShares, Inc. is or has been at any time during the past two fiscal years engaged in any other business, profession, vocation or employment of a substantial nature.

Name	Position with LocalShares, Inc.	Principal Business(es) During the Past Two Fiscal Years
Elizabeth S. Courtney	Chief Executive Officer and Director	Chief Executive Officer ("CEO") and Director of LocalShares, Inc. (since 2012); President (since 1997) and CEO (since 2004) of Seigenthaler Public Relations, Inc.; CEO, Director, and Member of LocalShares LLC (since 2012).
William S. Decker	Director	Managing member of Decker Wealth Management LLC (since 2009).
Michael D. Shmerling	Chairman of the Board	Managing Member of XMi High Growth Development Fund, LLC (a venture capital investment fund) (since 2009); Chairman of the Board of XMi Holdings, Inc. (a management and investment holding company) (since 2001); Chairman of the Board of Choice Food Group, Inc. (a Tennessee-based food manufacturing, distribution, and retail company) (since 2007); Director of Renasant Corporation (a bank holding company) (since 2007); Director of HealthStream, Inc. (a healthcare management company) (since 2005).
James C. Phillips	Director	Managing Member of XMi High Growth Development Fund, LLC (a venture capital investment fund) (since 2009); President and Chief Executive Officer of XMi Holdings, Inc. (a management and investment holding company) (since 2012); Vice President and Chief Financial Officer of XMi Holdings, Inc. (2004-2012).
Cameron A. Newton	Director	President and Chief Operating Officer at NEST-TN, LLC and NEST-USA, LP (seed and early-stage venture capital firms) (since 2010).
Carter Todd	Chief Compliance Officer	Executive VP and General Counsel of XMi Holdings, Inc. (since 2013); Special Counsel at Adams and Reese LLP (since 2013); Executive VP and General Counsel of Ryman Hospitality Properties (2012-2013); Executive VP and General Counsel of Gaylord Entertainment (2001 – 2012).

LocalShares, Inc., with the approval of the Registrant's Board of Trustees, selects the sub-adviser for the Fund. Decker Wealth Management LLC serves as sub-adviser for the Fund.

Name	Position with Decker Wealth Management LLC	Principal Business(es) During the Past Two Fiscal Years
William S. Decker	Managing member	Managing member of Decker Wealth Management LLC (since 2009).
Valerie Wilson	Chief Compliance Officer	Chief Compliance Officer of Decker Wealth Management LLC (since 2009).

Item 32. Principal Underwriters.

(a)   The Trust's distributor, SEI Investments Distribution Co. (the "Distributor"), acts as distributor for the Registrant and the following investment companies:

SEI Daily Income Trust	July 15, 1982
SEI Liquid Asset Trust	November 29, 1982
SEI Tax Exempt Trust	December 3, 1982
SEI Institutional Managed Trust	January 22, 1987
SEI Institutional International Trust	August 30, 1988
The Advisors' Inner Circle Fund	November 14, 1991
The Advisors' Inner Circle Fund II	January 28, 1993
Bishop Street Funds	January 27, 1995
SEI Asset Allocation Trust	April 1, 1996
SEI Institutional Investments Trust	June 14, 1996
CNI Charter Funds	April 1, 1999
Causeway Capital Management Trust	September 20, 2001
ProShares Trust	November 14, 2005
Community Reinvestment Act Qualified Investment Fund	January 8, 2007
SEI Alpha Strategy Portfolios, LP	June 29, 2007
TD Asset Management USA Funds	July 25, 2007
SEI Structured Credit Fund, LP	July 31, 2007
Wilshire Mutual Funds, Inc.	July 12, 2008
Wilshire Variable Insurance Trust	July 12, 2008
Global X Funds	October 24, 2008
ProShares Trust II	November 17, 2008
Exchange Traded Concepts Trust (f/k/a FaithShares Trust)	August 7, 2009
Schwab Strategic Trust	October 12, 2009
RiverPark Funds	September 8, 2010
Adviser Managed Trust Fund	December 10, 2010
Huntington Strategy Shares	July 26, 2011
New Covenant Funds	March 23, 2012
Cambria ETF Trust	August 30, 2012
Highland Funds I (f/k/a Pyxis Funds I)	September 25, 2012
KraneShares Trust	December 18, 2012

The Distributor provides numerous financial services to investment managers, pension plan sponsors, and bank trust departments. These services include portfolio evaluation, performance measurement and consulting services ("Funds Evaluation") and automated execution, clearing, and settlement of securities transactions ("MarketLink").

(b)　　To the best of Registrant's knowledge, the directors and executive officers of the Distributor are as follows:

Name	Position and Office with Underwriter	Positions and Offices with Registrant
William M. Doran	Director	--
Edward D. Loughlin	Director	--
Wayne M. Withrow	Director	--
Kevin P. Barr	President & Chief Executive Officer	--
Maxine J. Chou	Chief Financial Officer, Chief Operations Officer, & Treasurer	--
Karen E. LaTourette	Chief Compliance Officer, Anti-Money Laundering Officer & Assistant Secretary	--
John C. Munch	General Counsel & Secretary	--
Mark J. Held	Senior Vice President	--
Lori L. White	Vice President & Assistant Secretary	--
John P. Coary	Vice President & Assistant Secretary	--
John J. Cronin	Vice President	--
Robert M. Silvestri	Vice President	--

The business address of each of the Distributor's directors or officers is One Freedom Valley Drive, Oaks, Pennsylvania 19456.

(c)   Not applicable.

Item 33. Location of Accounts and Records.

(a)   The Registrant maintains accounts, books and other documents required by Section 31(a) of the Investment Company Act of 1940 and the rules thereunder (collectively, "Records") at its offices at 618 Church Street, Suite 220, Nashville, Tennessee 37219.

(b)   LocalShares, Inc. maintains all Records relating to its services as investment adviser to the Registrant at 618 Church Street, Suite 220, Nashville, Tennessee 37219.

(c)   Decker Wealth Management LLC maintains all Records relating to its services as sub-adviser to the Registrant at 4535 Harding Pike, Suite 300, Nashville, Tennessee 37205.

(d)   SEI Investments Distribution Co. maintains all Records relating to its services as Distributor of the Registrant at One Freedom Valley Drive, Oaks, Pennsylvania 19456.

(e)   SEI Investments Global Funds Services maintains all Records relating to its services as administrator of the Registrant at One Freedom Valley Drive, Oaks, Pennsylvania 19456.

(f)   Brown Brothers Harriman & Co. maintains all Records relating to its services as transfer agent and custodian of the Registrant at 140 Broadway, New York, New York, 10005.

Item 34. Management Services.

Not applicable.

Item 35. Undertakings.

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Pre-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Nashville, State of Tennessee, on the __th day of July, 2013.

LOCALSHARES INVESTMENT TRUST

(Registrant)

/s/ Elizabeth S. Courtney
Name: Elizabeth S. Courtney
Title: Trustee

Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 2 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ Elizabeth S. Courtney Elizabeth S. Courtney	Trustee	July __, 2013
/s/ Craven Crowell Craven Crowell	Trustee	July __, 2013
/s/ Douglas Cruickshanks Douglas Cruickshanks	Trustee	July __, 2013
/s/ Rebecca Stilwell Rebecca Stilwell	Trustee	July __, 2013

As filed with the Securities and Exchange Commission on ~~March 5,~~ July ___, 2013

Securities Act File No.   333-184163
Investment Company Act File No.   811-22755

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-1A
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933   ☐
Pre-Effective Amendment No. ~~1~~2   ☒
Post-Effective Amendment No. ___   ☐
and/or

REGISTRATION STATEMENT
UNDER
THE INVESTMENT COMPANY ACT OF 1940   ☐
Amendment No. ~~1~~2   ☒
(Check appropriate box or boxes.)

LOCALSHARES INVESTMENT TRUST
(Exact Name of Registrant as Specified in Charter)

618 Church Street, Suite 220
Nashville, Tennessee 37219
(Address of Principal Executive Offices) (Zip Code)

(Registrant's Telephone Number, including Area Code): (615) 327-4776

Elizabeth S. Courtney
LocalShares Investment Trust
618 Church Street, Suite 220
Nashville, Tennessee 37219
(Name and Address of Agent for Service)

Copy to:
Counsel for the Trust:
Mary Thornton Payne, Esq.
Reed Smith, LLP
1301 K Street, NW, Suite 1100
Washington, D.C. 20005

~~and~~

~~J. Page Davidson, Esq.~~
~~Bass, Berry & Sims PLC~~
~~150 3rd Avenue South, Suite 2800~~
~~Nashville, Tennessee 37201~~

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the registration statement.

Registrant declares that an indefinite amount of its shares of beneficial interest is being registered by this registration statement pursuant to Section 24(f) under the Investment Company Act of 1940, as amended, and Rule 24f-2 thereunder.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 5, 2013

PRELIMINARY PROSPECTUS

NashvilleETF

Ticker: [To be Determined]

LocalShares Investment Trust

NashvilleETF (the "Fund") seeks to replicate as closely as possible, before fees and expenses, the price and yield performance of the LocalShares Nashville Index. The LocalShares Nashville Index is comprised of publicly traded U.S. companies that have corporate headquarters in the Nashville, Tennessee region and that meet certain requirements regarding capitalization, trading volume, and price levels.

The Fund is a series of LocalShares Investment Trust (the "Trust"), a registered investment company. The Fund is an "exchange traded fund" or "ETF," which means that shares of the Fund are not redeemable individually by the Fund. Instead, shares of the Fund are listed on the NYSE Arca, Inc. (the "Listing Exchange") and trade at market prices throughout the trading day. Market prices for the Fund's shares may be higher or lower than its net asset value per share ("NAV"). Prospectus

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

July __, 2013

NashvilleETF Fund

Listing Exchange: NYSE Arca, Inc.

The Securities and Exchange Commission ("SEC") has not approved or disapproved these securities or passed upon the adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

Prospectus, dated _____, 2013

LocalShares Investment Trust

Table of Contents

INVESTMENT PRODUCTS: ▪ ARE NOT FDIC INSURED ▪ MAY LOSE VALUE ▪ ARE NOT BANK GUARANTEED

~~LocalShares~~ NashvilleETF

~~Risk/Return Summary~~

Investment Objective

~~The~~ NashvilleETF (the "Fund") seeks to replicate as closely as possible, before fees and expenses, the price and yield performance of the LocalShares Nashville Index.

Fees and Expenses of the Fund

The following table describes the fees and expenses you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	
Management Fees	0.65%
Distribution and/or Service (12b-1) Fees	None
Other Expenses[1]	0.00%
Total Annual Operating Expenses	0.65%
Fee Waiver[2]	0.16%
Total Annual Operating Expenses After Fee Waiver[2]	0.49%

[1] "Other Expenses" are based on estimated amounts for the current fiscal year.

[2] ~~LocalShares, Inc., the~~ The Fund's investment adviser ~~to the Fund~~, LocalShares, Inc. ("LocalShares" or the "Adviser"), has agreed to waive fees and expenses so that the Fund's Total Annual Operating Expenses will not exceed 0.49%. This fee waiver will remain in effect until December 31, 2016, and may be extended thereafter by ~~LocalShares, Inc.~~ the Adviser in its sole discretion.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. You may pay brokerage expenses on the purchase and sale of shares of the Fund. These brokerage commissions are not reflected in the Example. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1 Year	3 Years
$50	$158

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund's performance.

Principal Investment Strategies of the Fund

The Fund normally invests at least 90% of its total assets (exclusive of collateral held from securities lending) in securities that comprise the LocalShares Nashville Index. The LocalShares Nashville Index is comprised of publicly traded U.S. companies that have corporate headquarters in the Nashville, Tennessee region and that meet certain requirements regarding capitalization, trading volume, and price levels. More specifically, the eligibility requirements for inclusion within the LocalShares Nashville Index are:

1. Listing on the NYSE, AMEX or NASDAQ Global Market;
2. Corporate headquarters based in the Nashville, Tennessee region, which is defined as Davidson county (the county where Nashville is located) and all counties contiguous to Davidson county (*i.e.*, Robertson, Sumner, Wilson, Rutherford, Williamson, and Cheatham counties);
3. Market capitalization of at least $100 million during the 25 days preceding the initial inclusion date (the "Screening Date"); and
4. Average daily volume of stock traded exceeding 50,000 shares for the preceding three months.

The LocalShares Nashville Index is weighted on several ~~publicly available factors, including data related to earnings, sales, profitability, price and yield of the components.~~ factors, including relative growth, liquidity, low volatility, momentum, return, valuation, and yield. Additional information about the LocalShares Nashville Index, including the components and weightings, as well as the rules that govern inclusion and weighting, is available at www.solactive.com/en/.

The Fund employs a "passive management" or indexing investment approach designed to approximate the investment performance of the LocalShares Nashville Index by investing in a portfolio of securities that generally replicates the LocalShares Nashville Index. The Fund attempts to invest all, or substantially all, of its assets in the stocks that make up the LocalShares Nashville Index in approximately the same proportions as the index, but it may also invest in cash deposits, money market instruments or treasuries as a temporary defensive position. The Fund will concentrate its investments (*i.e.,* invest more than 25% of the value of its net assets) in securities of issuers in any one industry or group of industries only to the extent that the LocalShares Nashville Index reflects a concentration in that industry or group of industries. The Fund will not otherwise concentrate its investments in securities of issuers in any one industry or group of industries.

LocalShares, ~~Inc. ("LocalShares" or the "Adviser")~~ expects that, over time, the correlation between the Fund's performance and that of the LocalShares Nashville Index, before fees and expenses, will be 95% or better. A figure of 100% would indicate perfect correlation.

Principal Risks of Investing in the Fund

Investors can lose money on an investment in the Fund. The Fund is subject to the risks described below. Some or all of these risks may adversely affect the Fund's net asset value ("NAV"), trading price, yield, total return and/or ability to meet its objectives. For more information about the risks of investing in the Fund, see the section in this Prospectus, titled *"Additional Information about the Fund's Investment Strategies and Risks."*

- **New Fund Risk –** As a new fund, there can be no assurance that the Fund will grow to or maintain an economically viable size, in which case it may experience greater tracking error to the LocalShares Nashville Index than it otherwise would at higher asset levels, or it could ultimately liquidate, which could trigger tax consequences for investors.

- **Investment Risk** – Investors in the Fund could lose money, including the possible loss of the entire principal amount of an investment.

- **Passive Investment Risk** – The Fund is not actively managed and LocalShares does not attempt to outperform the LocalShares Nashville Index or take defensive positions under any market conditions, including declining markets.

- **Index Tracking Risk** – The Fund holds the same stocks, in approximately the same proportions, as the stocks of the LocalShares Nashville Index, and does not intend to use a sampling strategy in an attempt to manage the portfolio.

- **Lack of Diversification Risk –** The Fund may invest more of its assets in the securities of a single issuer or a smaller number of issuers than if it were classified as a diversified fund. As a result, the Fund may be more exposed to the risks associated with and developments affecting an individual issuer or a small number of issuers than a fund that invests more widely, which may have a greater impact on the Fund's volatility and performance.

- **Geographic Concentration Risk** – Because the Fund will invest substantially all of its assets in the securities of companies that have their headquarters or principal place of business located in the Nashville, Tennessee region, the Fund may be impacted by events or conditions affecting the region to a greater extent than a fund that did not focus its investments in that manner.

- **Healthcare Sector Risk** – Due to the concentration of the healthcare industry in middle Tennessee, the Fund is expected to invest a relatively large percentage of its assets in the healthcare sector, and therefore the performance of the Fund will be impacted by events affecting this sector.

- **Small-Capitalization Investing** – The Fund is expected to invest a relatively large percentage of its assets in the securities of small-capitalization companies. The securities of small-capitalization companies may be less mature compared to larger companies and the value of such securities may be more volatile than those of larger issuers.

- **Market Risk** –The Fund's NAV and market price will fluctuate within a wide range in response to a variety of factors. As a result, an investor could lose money over short or even long periods.

- **Shares of the Fund May Trade at Prices Other Than NAV** – There may be times when the market price of shares and the NAV of the Fund vary significantly. Thus, an investor may pay more than NAV for shares in the secondary market, and may sell for less than NAV.

- **Market Price Risk** – The Fund cannot predict, and does not control, whether or when the Fund's shares will trade at a premium or a discount to NAV, it is likely that in times of market disruption, including when there is a lack of liquidity in the Fund's shares, the bid-asked spread will increase significantly and the Fund shares would most likely be traded at a discount to the Fund's NAV.

- **Secondary Market Risk** – An active secondary market for the Fund's shares may not exist.

- **The Fund's Shares Are Not Individually Redeemable** – Fund shares can be redeemed with the Fund directly at NAV only in large lots of 50,000 shares known as "Creation Units."

- **Issuer-Specific Risk** – Changes in the financial condition of an issuer or counterparty, changes in specific economic or political conditions that affect a particular type of security or issuer, and changes in general economic or political conditions have a negative impact on the value of the Fund.

- **Lack of Governmental Insurance or Guarantee** – An investment in the Fund is not a bank deposit, and it is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

- **Non-Correlation Risk** – As with all index funds, the performance of the Fund and the LocalShares Nashville Index may vary due to the Fund's operating expenses and portfolio transaction costs and tracking error.

Management

~~The~~LocalShares is the Fund's investment adviser ~~is LocalShares, Inc~~.

The Fund's sub-adviser is Decker Wealth Management LLC ("DWM" or the "Sub-Adviser"). Mr. William S. Decker is the managing member of the Sub-Adviser and has been in that role since April 2009. He has been the Fund's portfolio manager since its inception.

Buying and Selling Fund Shares

The Fund is an ~~ETF. This~~"exchange traded fund" or "ETF," which means that shares of the Fund are not redeemable individually by the Fund. Instead, shares of the Fund are listed on ~~a national securities exchange, such as~~ the NYSE Arca, Inc~~.~~, (the "Listing Exchange") and trade at market prices~~.~~ throughout the trading day. Individual shares of the Fund may only be purchased and sold on a national securities exchange through a broker-dealer. Because Fund shares trade at market prices rather than NAV, shares may trade at a price greater than NAV (premium) or less than NAV (discount).

The Fund issues and redeems shares at NAV only in large blocks of shares ("Creation Units"), which only institutions or large investors may purchase or redeem. Currently, Creation Units consist of 50,000 shares, though this may change from time to time. Creation Units are not expected to consist of less than 25,000 shares. The Fund generally issues and redeems Creation Units in exchange for a portfolio of securities closely approximating the holdings of the Fund and an amount of U.S. cash or cash equivalents.

Tax Information

The Fund intends to make distributions that may be taxed as ordinary income or capital gains.

Additional Information about the Fund~~'s Investment Strategies and Risks~~

Investment Objective

The Fund seeks to replicate as closely as possible, before fees and expenses, the price and yield performance of the LocalShares Nashville Index.

Principal Investment Strategies

Under normal circumstances, the Fund expects to invest at least 90% of its ~~net~~total assets in the component securities of the LocalShares Nashville Index. The Fund generally invests in all of the securities composing the LocalShares Nashville Index in proportion to the weightings of the securities in the Index. However, the Fund may also invest in cash deposits, money market instruments, or treasuries as a temporary defensive position. Furthermore, under various circumstances, it may not be possible or practicable to purchase all of those securities in the same weightings as the LocalShares Nashville Index. In those circumstances, the Fund may purchase a sample of securities in the LocalShares Nashville Index as a whole. There also may be instances in which the Sub-Adviser may choose to (i) overweight another stock in the LocalShares Nashville Index, (ii) purchase securities not contained in the LocalShares Nashville Index that the Sub-Adviser believes are appropriate to substitute for certain securities in the LocalShares Nashville Index, or (iii) utilize various combinations of other available investment techniques, in seeking to track the LocalShares Nashville Index. The Fund may sell securities included in the LocalShares Nashville Index in anticipation of their removal from the Index, or purchase securities not included in the LocalShares Nashville Index in anticipation of their addition to the Index.

Under Investment Company Act of 1940, as amended~~,~~ ("1940 Act"), the Fund must invest at least 80% of its total assets in securities suggested by its name – in this case, securities of companies headquartered in the Nashville, Tennessee region (the "80% investment requirement"). The Fund will meet the 80% investment requirement because the Fund intends to invest at least 90% of its total assets in the securities of ~~Nashville~~ companies that are included in the LocalShares Nashville Index in accordance with its principal investment strategies. The Fund's 80% investment requirement constitutes a non-fundamental policy that the Board of Trustees (the "Board") of ~~the~~LocalShares Investment Trust (the "Trust") may change without shareholder approval, upon 60 days' prior written notice to shareholders. The fundamental and non-fundamental policies of the Fund are set forth in the Fund~~'~~'s Statement of Additional Information ("SAI").

Principal Risks of Investing in the Fund

Investors can lose money on an investment in the Fund. The Fund is subject to the risks described below. Some or all of these risks may adversely affect the Fund's NAV, trading price, yield, total return and/or ability to meet its objectives.

- **New Fund Risk** – The Fund is a new fund. While the Shares are listed on the Listing Exchange, there can be no assurance that an active trading market for the Shares will be maintained. As a new fund, there can be no assurance that it will grow to or maintain an economically viable size, in which case it may experience greater tracking error to the LocalShares Nashville Index than it otherwise would at higher asset levels, or it could ultimately liquidate. The Fund may be liquidated at any time without shareholder approval and at a time that is not favorable for all of its shareholders. Any liquidation will trigger income tax consequences to the Fund's shareholders. The Fund's distributor does not maintain a secondary market in the Shares. In addition, the Fund's Adviser has never operated an investment company such as the Fund.

- **Investment Risk** – As with all investments, an investment in the Fund is subject to investment risk. Investors in the Fund could lose money, including the possible loss of the entire principal amount of an investment, over short or even long periods of time.

- **Passive Investment ~~Style~~ Risk** – The Fund invests in the securities included across large-, mid- and small capitalization companies depending upon the composition of the LocalShares Nashville Index. ~~The Fund~~ The Fund is not actively managed and may be affected by a general decline in market segments related to the LocalShares Nashville Index. The Fund invests in securities included in, or representative of, the LocalShares Nashville Index, regardless of their investment merits. LocalShares does not attempt to outperform the LocalShares Nashville Index or take defensive positions ~~in~~under any market conditions, including declining markets. As a result, the Fund's performance may be adversely affected by a general decline in the market segments relating to the LocalShares Nashville Index.

- **Index Tracking Risk** – The Fund employs a "passive management" or indexing investment approach by tracking the investment of the LocalShares Nashville Index. The Fund uses this replication method as its primary strategy, meaning that it holds the same stocks, in approximately the same proportions, as the stocks of the LocalShares Nashville Index. The Adviser does not intend to use a sampling strategy in an attempt to manage the portfolio, but will do so only when required by regulatory, legal, or market considerations. In these circumstances, the Fund will employ a strategy whereby the Fund will invest in securities that, in the aggregate, are deemed by the Adviser to approximate the LocalShares Nashville Index in terms of key characteristics.

- **Lack of Diversification Risk –** The Fund is considered to be "non-diversified." A "non-diversified" classification means that the Fund is not limited by the 1940 Act with regard to the percentage of its assets that may be invested in the securities of a single issuer. As a result, the Fund may invest more of its assets in the securities of a single issuer or a smaller number of issuers than if it were classified as a diversified fund. Thus, the Fund may be more exposed to the risks associated with and developments affecting an individual issuer or a small number of issuers than a fund that invests more widely, which may have a greater impact on the Fund's volatility and performance. However, there are limits on the ~~maximum percentage that may be invested in~~percentage of any one security the Fund can hold because the LocalShares Nashville Index does not weight the securities of any single issuer ~~is~~at more than twice or less than one-fourth its equal weighting. For example, if there are 20 stocks in the LocalShares Nashville Index (which is currently the minimum number of

7

stocks the index is permitted to have), an equal weighting would be 5% each (100%/20 = 5%). Accordingly, the maximum percentage ~~that can be invested in~~of the securities of any single issuer is twice its equal weighting or 10%~~.~~ (2 x 5%). If the LocalShares Nashville Index has more than 20 component securities, the maximum percentage of the securities of any single issuer will decline below 10%. As of the date of this prospectus, the three largest component securities of the LocalShares Nashville Index and their weightings are: Cracker Barrel (CBRL) at 7.37%, Louisiana Pacific (LPX) at 6.76%, and Community Health Systems (CYH) at 6.41%.

- **Geographic Concentration Risk** – Because the Fund will invest substantially all of its assets in the securities of companies that have their headquarters or principal place of business located in the Nashville, Tennessee region, the Fund may be impacted by events or conditions affecting the region to a greater extent than a fund that did not focus its investments in that manner. For example, political and economic conditions and changes in regulatory, tax, or economic policy in Tennessee could significantly affect Nashville's market. Furthermore, a natural or other disaster could occur in the Nashville, Tennessee region, which could affect the economy or particular business operations of companies in that region.

- **Healthcare Sector Risk** – Due to the concentration of the healthcare industry in middle Tennessee, the Fund is expected to invest a relatively large percentage of its assets in the healthcare sector, and therefore the performance of the Fund will be impacted by events affecting this sector. As of ~~[the~~ date~~]~~ of this prospectus, [36%] of the LocalShares Nashville Index was comprised of securities of companies in the healthcare sector. This sector can be significantly affected by changes in government regulation including federal healthcare policy, reimbursement, price competition, the availability and cost of capital funds and escalating cost of care. In particular, this sector is subject to risk and uncertainty related to the enactment and implementation of the Budget Control Act of 2011 and the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (collectively, the "Health Reform Law"), the possible enactment of additional federal or state healthcare reforms and possible changes to the Health Reform Law and other federal, state or local laws or regulations affecting the healthcare industry.

- **Small-Capitalization Investing** – The Fund is expected to invest a relatively large percentage of its assets in the securities of small-capitalization companies. The securities of small-capitalization companies may be less mature compared to larger companies and the value of such securities may be more volatile than those of larger issuers.

- **Market Risk** – The trading prices of equity securities and other instruments fluctuate in response to a variety of factors. These factors include events impacting the entire market or specific market segments, such as political, market and economic developments, as well as events that impact specific issuers. The Fund's NAV and market price will fluctuate within a wide range in response to these and other factors. As a result, an investor could lose money over short or even long periods.

- **Shares of the Fund May Trade at Prices Other Than NAV** – As with all ETFs, Fund shares may be bought and sold in the secondary market at market prices. Although it is expected that the market price of the shares of the Fund will approximate the Fund's NAV, there may be times when the market price and the NAV vary significantly. Thus, an investor may pay more (or less) than NAV when the investor buys shares of the Fund in the secondary market, and may receive more (or less) than NAV when selling those shares in the secondary market.

- **Market Price Risk** – The market price of the Fund's shares, like the price of any exchange-traded security, includes a "bid-asked spread" charged by the exchange market maker and other market-makers that cover the particular security. While the Fund cannot predict, and does not control, whether or when the Fund's shares will trade at a premium or a discount to NAV, it is likely that in times of market disruption, including when there is a lack of liquidity in the Fund's shares, the bid-asked spread will increase significantly and the Fund shares would most likely be traded at a discount to the Fund's NAV. The Fund's NAV is equal to its total assets, less its liabilities, divided by the number of Fund shares outstanding.

- **Secondary Market Risk** – An active secondary market for the Fund's shares may not exist. Although the Fund's shares will be listed on an exchange, subject to notice of issuance, it is possible that an active trading market may not develop or be maintained.

- **The Fund's Shares Are Not Individually Redeemable** – Fund shares can be redeemed with the Fund directly at NAV only in large lots of 50,000 shares known as "Creation Units."

- **Issuer-Specific Risk** – Changes in the financial condition of an issuer or counterparty, changes in specific economic or political conditions that affect a particular type of security or issuer, and changes in general economic or political conditions can affect a security or instrument's value. The value of securities of smaller, less well-known issuers can be more volatile than that of larger issuers. Issuer-specific events can have a negative impact on the value of the Fund.

- **Lack of Governmental Insurance or Guarantee** – An investment in the Fund is not a bank deposit, and it is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

- **Non-Correlation Risk** – As with all index funds, the performance of the Fund and the LocalShares Nashville Index may vary somewhat for a variety of reasons. For example, the Fund incurs operating expenses and portfolio transaction costs not incurred by the LocalShares Nashville Index. In addition, the Fund will incur "tracking error" as it may not be fully invested in the securities of the LocalShares Nashville Index at all times, may lag changes in LocalShares Nashville Index, or may hold securities not included in the LocalShares Nashville Index. The use of sampling techniques may affect the Fund's ability to achieve close correlation with the LocalShares Nashville Index. This risk may be heightened during times of increased market volatility or other unusual market conditions.

Portfolio Holdings Information

Information about the Fund's daily portfolio holdings is available at www.localshares.com. A summarized description of the Fund's policies and procedures with respect to the disclosure of its portfolio holdings is available in the Trust's SAI.

Investment Adviser

As investment adviser, LocalShares has overall responsibility for the general management and administration of the Trust and its separate investment portfolio, the Fund. LocalShares will also arrange for sub-advisory, transfer agency, custody, fund administration, and all other non-distribution related services necessary for the Fund. LocalShares is governed by a board of directors that consists of the following individuals: Michael D. Shmerling, Chairman, Elizabeth S. Courtney, William S. Decker, Cameron Newton, and James C. Phillips.

Under the Investment Advisory Agreement between LocalShares and the Trust, LocalShares is responsible for all expenses of the Fund, the costs of sub-advisory, transfer agency, custody, fund administration, legal, audit and other services, except for the advisory fees, brokerage expenses, taxes, interest, litigation expenses, and other extraordinary expenses. For the Adviser's services, the Fund has agreed to pay an annual unitary management fee, equal to 0.65% of its average daily net assets (the "Advisory Fee"). A discussion regarding the basis for the Board of Trustees' approval of the Investment Advisory Agreement between the LocalShares and the Trust with respect to the Fund will be available in the Fund's semi-annual report to shareholders for the period from commencement of operations until October 31, 2013, which will be sent to shareholders in late December, 2013.

LocalShares will be is a registered investment adviser with offices located at 618 Church Street, Suite 220, Nashville, Tennessee 37219.

Sub-Adviser

As sub-adviser, DWM is responsible for the day-to-day management of the Fund. DWM is a registered investment adviser and manages investment strategies for institutional and private investors. Its principal office is located at 4535 Harding Pike, Suite 300, Nashville, Tennessee, 37205. As of July 1, 2012, DWM had assets under management totaling approximately $90 million. DWM selects the investments for the Fund and places orders to buy and sell the investments.

For providing sub-advisory services to the Fund, LocalShares pays DWM an annual fee of $62,500 plus 3 basis points (0.03%) of the daily net assets of the Fund.

The A discussion regarding the basis for the Board of Trustees's approval of the Sub-Advisory Agreement between the LocalShares and DWM with respect to the Fund will be available in the Trust's Annual Report to Shareholders. Fund's semi-annual report to shareholders for the period from commencement of operations until October 31, 2013, which will be sent to shareholders in late December, 2013.

Portfolio Managers

The Fund is managed by the Sub-Adviser. The individual member of the team responsible for the day-to-day management of the Fund's portfolios is listed below.

>**Mr. William S. Decker.** As the founder and managing member of Decker Wealth Management LLC, Mr. Decker's primary responsibilities include the development and application of investment strategy for the firm's clients. Mr. Decker's career experience includes over eleven years with Morgan Stanley where he served as Senior Vice President – Investments and over five years with US Trust/Bank of America where he served as Senior Vice President & Private Client Advisor. At both firms, he focused on wealth management for high net worth individuals and families. Mr. Decker completed his undergraduate studies at Baylor University, earning a bachelor's degree with a public administration major, and earned an MBA from Pepperdine University.
>
>The Trust's SAI provides additional information about the portfolio manager's compensation, other accounts managed by the portfolio manager, and the portfolio manager's ownership of shares in the Fund.

Continuous Offering

The method by which Creation Units of shares are created and traded may raise certain issues under applicable securities laws. Because new Creation Units of shares are issued and sold by the Fund on an ongoing basis, at any point a "distribution," as such term is used in the Securities Act of 1933, as amended (the "Securities Act"), may occur. Broker-dealers and other persons are cautioned that some activities on their part may, depending on the circumstances, result in their being deemed participants in a distribution in a manner which could render them statutory underwriters and subject them to the prospectus delivery requirement and liability provisions of the Securities Act.

For example, a broker-dealer firm or its client may be deemed a statutory underwriter if it takes Creation Units after placing an order with the Fund's distributor, breaks them down into constituent shares, and sells such shares directly to customers, or if it chooses to couple the creation of a supply of new shares with an active selling effort involving solicitation of secondary market demand for shares. The determination of whether one is an underwriter for purposes of the Securities Act must take into account all the facts and circumstances pertaining to the activities of the broker-dealer or its client in the particular case, and the examples mentioned above should not be considered a complete description of all the activities that could lead to a categorization as an underwriter.

Broker-dealer firms should also note that dealers who are not "underwriters" but are effecting transactions in shares, whether or not participating in the distribution of shares, generally are required to deliver a prospectus. This is because the prospectus delivery exemption in Section 4(3) of the Securities Act is not available in respect of such transactions as a result of Section 24(d) of the 1940 Act. Firms that incur a prospectus delivery obligation with respect to shares of the Fund are reminded that, pursuant to Rule 153 under the Securities Act, a prospectus delivery obligation under Section 5(b)(2) of the Securities Act owed to an exchange member in connection with the sale on the Listing Exchange is satisfied by the fact that the prospectus is available at the Listing Exchange upon request. The prospectus delivery mechanism provided in Rule 153 is only available with respect to transactions on an exchange.

Additional Information on Buying and Selling Fund Shares

Most investors will buy and sell shares of the Fund through brokers. Shares of the Fund are expected to trade on the NYSE Arca, Inc. during the trading day and can be bought and sold throughout the trading day like other shares of publicly traded securities. When buying or selling shares through a broker, most investors will incur customary brokerage commissions and charges. Shares of the Fund are expected to trade under the trading symbol: [——NASH].

Share Trading Prices

Transactions in Fund shares will be priced at net asset value ("NAV") only if you purchase shares directly from the Fund in Creation Units. If not purchased directly from the Fund, the price of Fund shares will be based on the market price in the secondary market. As with other types of securities, the trading prices of shares in the secondary market can be affected by market forces such as supply and demand, economic conditions and other factors. The price you pay or receive when you buy or sell your shares in the secondary market may be more or less than the NAV of such shares.

The approximate value of shares of the Fund is disseminated every 15 seconds throughout the trading day by the Listing Exchange or by other information providers. This approximate value should not be viewed as a "real-time" update of the NAV because the approximate value may not be calculated in the same manner as the NAV, which is computed once per day. The approximate value generally is determined by using current market quotations, price quotations obtained from broker-dealers that may trade in the portfolio securities and instruments held by the Fund, and/or amortized cost for securities with remaining maturities of 60 days or less. The Fund is not involved in, or responsible for, the calculation or dissemination of the approximate value and makes no warranty as to its accuracy.

Determination of Net Asset Value

The NAV of the Fund's shares is calculated each day the national securities exchanges are open for trading as of the close of regular trading on the New York Stock Exchange ("NYSE"), normally 4:00 p.m. Eastern time (the "NAV Calculation Time"). NAV per share is calculated by dividing the Fund's net assets by the number of Fund shares outstanding.

In calculating its NAV, the Fund generally values its assets on the basis of market quotations, last sale prices, or estimates of value furnished by a pricing service or brokers who make markets in such instruments. Debt obligations with maturities of 60 days or less are valued at amortized cost.

Fair value pricing is used by the Fund when reliable market valuations are not readily available or are not deemed to reflect current market values. Securities that may be valued using "fair value" pricing may include, but are not limited to, securities for which there are no current market quotations or whose issuer is in default or bankruptcy, securities subject to corporate actions (such as mergers or reorganizations), securities subject to non-U.S. investment limits or currency controls, and securities affected by "significant events." An example of a significant event is an event occurring after the close of the market in which a security trades but before the Fund's next NAV Calculation Time that may materially affect the value of the Fund's investment (*e.g.*, government action, natural disaster, or significant market fluctuation). When fair-value pricing is employed, the prices of securities used by the Fund to calculate its NAV may differ from quoted or published prices for the same securities.

Dividends and Distributions

The Fund intends to pay out dividends, if any, to investors at least annually. The Fund intends to distribute its net realized capital gains, if any, to investors annually. The Fund may occasionally be required to make supplemental distributions at some other time during the year. Distributions in cash may be reinvested automatically in additional whole shares only if the broker through whom you purchased shares makes such option available. Your broker is responsible for distributing the income and capital gain distributions to you. Distributions are taxable to you whether or not you reinvest these amounts in additional shares. Accordingly, investors who choose to receive distributions in the form of additional shares of the Fund will nonetheless be required to pay applicable federal, state or local taxes on the reinvested dividends, but will not receive a corresponding cash distribution with which to pay any applicable tax. Reinvested dividends increase the Fund's assets on which a management fee is payable to the Adviser and the Sub-Adviser.

Book Entry

Shares of the Fund are held in book-entry form, which means that no stock certificates are issued. The Depository Trust Company ("DTC") or its nominee is the record owner of all outstanding shares of the Fund.

Investors owning shares of the Fund are beneficial owners as shown on the records of DTC or its participants. DTC serves as the securities depository for all shares of the Fund. Participants include DTC, securities brokers and dealers, banks, trust companies, clearing corporations, and other institutions that directly or indirectly maintain a custodial relationship with DTC. As a beneficial owner of shares, you are not entitled to receive physical delivery of stock certificates or to have shares registered in your name, and you are not considered a registered owner of shares. Therefore, to exercise any right as an owner of shares, you must rely upon the procedures of DTC and its participants. These procedures are the same as those that apply to any securities that you hold in book-entry or "street name" form. Your broker will provide you with account statements, confirmations of your purchases and sales, and tax information.

Delivery of Shareholder Documents – Householding

"Householding" is an option available to certain investors of the Fund. Householding is a method of delivery for shareholder documents, based on the preference of the individual investor, in which a single copy of certain shareholder documents can be delivered to investors who share the same address, even if their accounts are registered under different names. Householding for the Fund is available through certain broker-dealers. If you are interested in enrolling in householding and receiving a single copy of the Fund's prospectus and other shareholder documents, please contact your broker-dealer. If you are currently enrolled in householding and wish to change your householding status, please contact your broker-dealer.

Frequent Purchases and Redemptions of Fund Shares

The Fund has adopted policies and procedures with respect to frequent purchases and redemptions of Creation Units of Fund shares. Since the Fund is an ETF, only a few institutional investors (known as "Authorized Participants") are authorized to purchase and redeem shares directly with the Fund. Because purchase and redemption transactions with Authorized Participants are an essential part of the ETF process and help keep ETF trading prices in line with NAV, the Fund accommodates frequent purchases and redemptions by Authorized Participants. Frequent purchases and redemptions for cash may increase index tracking error and portfolio transaction costs and may lead to realization of capital gains. Frequent in-kind creations and redemptions do not give rise to these concerns. The Fund reserves the right to reject any purchase order at any time. The Fund reserves the right to impose restrictions on disruptive, excessive, or short-term trading and may reject purchase or redemption orders in such instances.

Investments by Registered Investment Companies

Section 12(d)(1) of the 1940 Act restricts investments by registered investment companies in the securities of other investment companies, including shares of the Fund. Registered investment companies are permitted to invest in the Fund beyond the limits set forth in Section 12(d)(1) subject to certain terms and conditions set forth in an exemptive order issued by the Securities and Exchange Commission (the "SEC") to the Trust, including that such investment companies enter into an agreement with the Fund.

Additional Tax Information

The following discussion is a summary of some important U.S. federal income tax considerations generally applicable to investments in the Fund. Your investment in the Fund may have other tax implications. Please consult your tax adviser about the tax consequences of an investment in Fund shares, including the possible application of foreign, state, and local tax laws.

The Fund intends to qualify each year as a regulated investment company. A regulated investment company is not subject to tax at the fund level on income and gains from investments that are timely distributed to shareholders. However, the Fund's failure to qualify as a regulated investment company would result (if certain relief provisions were not available) in fund-level taxation and consequently a reduction in income available for distribution to shareholders.

Unless your investment in Fund shares is made through a tax-exempt entity or tax-deferred retirement account, such as an individual retirement account, you need to be aware of the possible tax consequences when:

- The Fund makes distributions,
- You sell shares, and
- You purchase or redeem Creation Units (for institutional investors only).

Taxes on Distributions

For federal income tax purposes, distributions of investment income are generally taxable as ordinary income. Taxes on distributions of capital gains (if any) are determined by how long the Fund owned the investments that generated them, rather than how long you have owned your Fund shares. Distributions of net capital gains (the excess of net long-term capital gains from the sale of investments that the Fund owned for more than one year over net short-term capital losses) that are properly designated by the Fund as capital gain dividends ("<u>Capital Gain Dividends</u>") will be taxable as long-term capital gains. Long-term capital gain rates applicable to individuals are generally 15%, with a higher rate of 20% applying to individuals with income exceeding $400,000 ($450,000 if married and filing jointly) and a rate of 0% applying to taxpayers in the 10% and 15% rate brackets. Distributions of gains from the sale of investments that the Fund owned for one year or less will be taxable as ordinary income<u> to investors taxed at taxpayer's applicable ordinary income tax rate</u>.

~~For taxable years beginning before January 1, 2013, distributions of investment income designated by the Fund as derived from "qualified dividend income" are taxed to individuals at rates applicable to long-term capital gain, provided certain holding period and other requirements are met at both the shareholder and the Fund level.~~

~~Beginning in 2013, ~~U.S. individuals with income exceeding $200,000 ($250,000 if married and filing jointly) ~~will be~~<u>are</u> subject to a 3.8% Medicare contribution tax on their "net investment income," which includes interest, dividends, and capital gains (including capital gains realized on the sale or exchange of Fund shares).

In general, your distributions are subject to federal income tax for the year in which they are paid. Certain distributions paid in January, however, may be treated as paid on December 31 of the prior year. Distributions are taxable even if they are paid from income or gains earned by the Fund before your investment (and thus were included in the price you paid for your shares).

If you are neither a resident nor a citizen of the United States or if you are a foreign entity, dividends (other than capital gain dividends) paid to you by the Fund will generally be subject to a 30% U.S. federal withholding tax, unless a lower treaty rate applies. In addition, ~~beginning in 2013, ~~a 30% U.S. federal withholding tax will be imposed on dividends and proceeds of sales paid to foreign shareholders if certain disclosure requirements are not satisfied.

The Fund (or financial intermediaries, such as brokers, through which a shareholder owns Fund shares) generally is required to withhold and remit to the U.S. Treasury a percentage of the taxable distributions and sale or redemption proceeds paid to any shareholder who fails to properly furnish a correct taxpayer identification number, who has under-reported dividend or interest income, or who fails to certify that he, she or it is not subject to such withholding.

Taxes on Sales of Fund Shares

Any capital gain or loss realized upon a sale of Fund shares is generally treated as a long-term gain or loss if the shares have been held for more than one year. Any capital gain or loss realized upon a sale of Fund shares held for one year or less is generally treated as a short-term gain or loss, except that any capital loss on a sale of shares held for six months or less is treated as a long-term capital loss to the extent that capital gain dividends were paid with respect to such shares. The ability to deduct capital losses may be limited.

Taxes on Creation and Redemption of Creation Units

An Authorized Participant who exchanges securities for Creation Units generally will recognize a gain or a loss equal to the difference between the market value of the Creation Units at the time of the exchange and the sum of the exchanger's aggregate basis in the securities surrendered and the cash component paid. A person who redeems Creation Units will generally recognize a gain or loss equal to the difference between the exchanger's basis in the Creation Units and the sum of the aggregate market value of the securities and the amount of cash received for such Creation Units. The Internal Revenue Service, however, may assert that a loss realized upon an exchange of securities for Creation Units cannot be deducted currently under the rules governing "wash sales," or on the basis that there has been no significant change in economic position. Persons exchanging securities for Creation Units should consult a tax adviser with respect to whether the wash sale rules apply and when a loss might be deductible.

Any capital gain or loss realized upon a redemption (or creation) of Creation Units is generally treated as long-term capital gain or loss if the Fund shares (or securities surrendered) have been held for more than one year, and as short-term capital gain or loss if the shares (or securities surrendered) have been held for one year or less.

If you purchase or redeem Creation Units, you will be sent a confirmation statement showing how many shares you purchased or sold and at what price. Persons purchasing or redeeming Creation Units should consult their own tax advisers with respect to the tax treatment of any creation or redemption transaction.

Distribution

SEI Investments Distribution Co. (the "Distributor") serves as the distributor of Creation Units for the Fund on an agency basis. The Distributor does not maintain a secondary market in shares of the Fund. The Distributor's principal address is One Freedom Valley Drive, Oaks, Pennsylvania 19456.

The Distributor has no role in determining the policies of the Fund or the securities that are purchased or sold by the Fund.

Premium/Discount Information

Information regarding how often shares of the Fund traded on the Listing Exchange at a price above (*i.e.*, at a premium) or below (*i.e.*, at a discount) the NAV of the Fund during the past calendar year can be found at www.nashvilleetf.com or www.LocalShares.com.

Additional Notices

Shares of the Trust are not sponsored, endorsed, or promoted by the Listing Exchange. The Listing Exchange makes no representation or warranty, express or implied, to the owners of the shares of the Fund or any member of the public regarding the ability of the Fund to track the total return performance of the LocalShares Nashville Index or the ability of the LocalShares Nashville Index identified herein to track stock market performance. The Listing Exchange is not responsible for, nor has it participated in, the determination of the timing of, prices of, or quantities of the shares of the Fund to be issued, nor in the determination or calculation of the equation by which the shares are redeemable. The Listing Exchange has no obligation or liability to owners of the shares of the Fund in connection with the administration, marketing, or trading of the shares of the Fund.

The Listing Exchange makes no warranty, express or implied, as to results to be obtained by the Trust on behalf of the Fund, owners of the shares, or any other person or entity from the use of the LocalShares Nashville Index or any data included therein. The Listing Exchange makes no express or implied warranties, and hereby expressly disclaims all warranties of merchantability or fitness for a particular purpose with respect to the LocalShares Nashville Index or any data included therein. Without limiting any of the foregoing, in no event shall the Listing Exchange have any liability for any lost profits or indirect, punitive, special, or consequential damages even if notified of the possibility thereof.

The Trust, the Adviser, and/or the Fund make no representation or warranty, express or implied, to the owners of shares of the Fund or any member of the public regarding the advisability of investing in securities generally or in the Fund particularly or the ability of the Fund to track the performance of the companies comprising the LocalShares Nashville Index. The Adviser is the licensor of certain trademarks, service marks and trade names of the Fund. The Trust, the Adviser and/or the Fund do not guarantee the accuracy, completeness, or performance of the LocalShares Nashville Index or the data included therein and shall have no liability in connection with the LocalShares Nashville Index or the LocalShares Nashville Index calculation.

~~NYSE Arca, Inc.~~Solactive AG is the index provider for the Fund (the "Index Provider"). The Index Provider is not affiliated with the Trust, the Adviser, the Distributor, or the Administrator. The Adviser will enter into a license agreement with the Index Provider to use the LocalShares Nashville Index. The Fund will be entitled to use the LocalShares Nashville Index pursuant to a sub-licensing arrangement with the Adviser.

Performance Information

No performance information is presented for the Fund because it has been in operation for less than one full calendar year. After the first full calendar year, a risk/return chart and table will be provided. Any past performance of the Fund that will be shown will not be an indication of future results.

Financial Highlights

Similarly, financial highlights are not presented for the Fund since it has no operating history.

The Trust's current SAI dated July _____, 2013 provides additional detailed information about the Fund. The Trust has electronically filed the SAI with the SEC. It is incorporated by reference in this Prospectus.

To make inquiries, to request more detailed information on the Fund, or to request the SAI free of charge, please:

<blockquote>
Call: ~~(615) 327-4776~~ 1-855-480-6274 (toll free)
Monday through Friday
8:~~00~~30 a.m. – ~~8~~6:~~00~~30 p.m. (Eastern time)
</blockquote>

<blockquote>
Write: LocalShares Investment Trust
618 Church Street
Suite 220
Nashville, TN 37219
</blockquote>

<blockquote>
Visit: www.LocalShares.com
</blockquote>

Information about the Fund (including the SAI) can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C., and information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-551-8090. Reports and other information about the Fund are available on the EDGAR Database on the SEC's Internet site at www.sec.gov, and copies of this information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC's Public Reference Section, Washington, D.C. 20549-0102.

No person is authorized to give any information or to make any representations about the Fund and its shares not contained in this Prospectus and you should not rely on any other information. Read and keep this Prospectus for future reference.

©2012 LocalShares Investment Trust
LocalShares® is a registered mark of LocalShares, Inc.

Investment Company Act File No. 811-22755

The information in this Statement of Additional Information is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Statement of Additional Information is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated March 5, 2013

Preliminary Statement of Additional Information

LOCALSHARES INVESTMENT TRUST

LocalShares Investment Trust

This Statement of Additional Information ("SAI") is not a Prospectus. It should be read in conjunction with the current Prospectus ("Prospectus") for NashvilleETF, a separate investment portfolio (the "Fund") of LocalShares Investment Trust (the "Trust"), as such Prospectus may be revised from time to time.

Principal U.S. Listing Exchange: NYSE Arca, Inc.

The current Prospectus for the Trust is dated ______July __, 2013. Capitalized terms used herein that are not defined have the same meaning as in the Prospectus, unless otherwise noted.

A copy of the Prospectus may be obtained, without charge, by calling (615) 327-4776toll free 1-855-480-6274 or visiting www.nashvilleetf.comwww.nashvilleetf.com, or writing to LocalShares Investment Trust, 618 Church Street, Suite 220, Nashville, Tennessee 37219.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS SAI. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.The Securities and Exchange Commission ("SEC") has not approved or disapproved these securities or passed upon the adequacy of this SAI. Any representation to the contrary is a criminal offense.

Statement of Additional Information, dated ___July __, 2013

Table of Contents

GENERAL DESCRIPTION OF THE TRUST AND THE FUND

The Trust was organized as a Delaware statutory trust on August 23, 2012 and is authorized to have multiple series or portfolios. The Trust is an open-end, non-diversified management investment company, registered under the Investment Company Act of 1940, as amended (the "1940 Act"). The offering of the Trust's shares is registered under the Securities Act of 1933, as amended (the "Securities Act"). This SAI relates to the Fund.

The Fund described in this SAI will invest in a portfolio of securities that represent a benchmark index of publicly traded companies based in the Nashville, Tennessee region. The index will be called the LocalShares Nashville Index. The LocalShares Nashville Index is created using proprietary methodology developed by LocalShares, Inc. LocalShares, Inc. is the investment adviser to the Fund (the "Adviser"). Decker Wealth Management LLC is the investment sub-adviser ("Sub-Adviser") to the Fund.

The Fund issues and redeems shares at net asset value per share ("NAV") only in blocks of 50,000 shares or multiples thereof ("Creation Units"). These transactions are usually in exchange for a basket of securities and an amount of cash. As a practical matter, only institutions or large investors purchase or redeem Creation Units. Except when aggregated in Creation Units, shares of the Fund are not redeemable securities.

Shares of the Fund are listed on the NYSE Arca, Inc. ("Listing Exchange") and trade throughout the day on the Listing Exchange and other secondary markets at market prices that may differ from NAV. As in the case of other publicly-traded securities, brokers' commissions on transactions will be based on negotiated commission rates at customary levels.

The Trust reserves the right to adjust the share prices of shares in the future to maintain convenient trading ranges for investors. Any adjustments would be accomplished through stock splits or reverse stock splits, which would have no effect on the net assets of the Fund.

"LocalShares" and "NashvilleETF" are service marks of LocalShares, Inc. and have been licensed for use by the Trust. LocalShares, Inc. has patent applications pending on the methodology and operation of the LocalShares Nashville Index.

INVESTMENT STRATEGIES AND RISKS

The Fund seeks to replicate as closely as possible, before fees and expenses, the price and yield performance of the LocalShares Nashville Index. The Fund does not try to beat the LocalShares Nashville Index and does not seek temporary defensive positions when equity markets decline or appear to be overvalued.

This investment strategy, known as "indexing," may eliminate some of the risks of active portfolio management, such as poor security selection. In addition, indexing may also help increase after-tax investment performance by keeping portfolio turnover low in comparison to actively managed investment companies.

The Fund normally invests at least 90% of its total assets (exclusive of collateral held from securities lending) in securities that comprise the LocalShares Nashville Index. The LocalShares Nashville Index is comprised of publicly traded U.S. companies that have corporate headquarters in the Nashville, Tennessee region and that meet certain requirements regarding capitalization, trading volume, and price levels. More specifically, the eligibility requirements for inclusion within the LocalShares Nashville Index are:

1. Listing on the NYSE, AMEX or NASDAQ Global Market;
2. Corporate headquarters based in the Nashville, Tennessee region, which is defined as Davidson county (the county where Nashville is located) and all counties contiguous to Davidson county (*i.e.*, Robertson, Sumner, Wilson, Rutherford, Williamson, and Cheatham counties);

3. Market capitalization of at least $100 million during the 25 days preceding the initial inclusion date (the "Screening Date"); and

4. Average daily volume of stock traded exceeding 50,000 shares for the preceding three months.

The LocalShares Nashville Index is weighted on several ~~publicly available~~ factors, including ~~data related to earnings, sales, profitability, price and yield of the components.~~ relative growth, liquidity, low volatility, momentum, return, valuation, and yield.

The Fund employs a "passive management" or indexing investment approach designed to approximate the investment performance of the LocalShares Nashville Index by investing in a portfolio of securities that generally replicates the LocalShares Nashville Index. The Fund attempts to invest all, or substantially all, of its assets in the stocks that make up the LocalShares Nashville Index in approximately the same proportions as the index, but it may also invest in cash deposits, money market instruments, or treasuries. The Fund may concentrate its investments in a particular industry or group of industries to the extent that the LocalShares Nashville Index concentrates in an industry or group of industries.

The Adviser expects that, over time, the correlation between the Fund's performance and that of the LocalShares Nashville Index, before fees and expenses, will be 95% or better. A figure of 100% would indicate perfect correlation.

GENERAL RISK

An investment in the Fund should be made with an understanding that the value of the Fund's portfolio securities may fluctuate in accordance with changes in the financial condition of an issuer or counterparty, changes in specific economic or political conditions that affect a particular security or issuer and changes in general economic or political conditions. An investor in the Fund could lose money over short or even long periods of time.

An investment in the Fund should also be made with an understanding of the risks inherent in an investment in equity securities, including the risk that the financial condition of issuers may become impaired or that the general condition of the stock market may deteriorate (either of which may cause a decrease in the value of the portfolio securities and thus in the value of shares of the Fund). Common stocks are susceptible to general stock market fluctuations and to volatile increases and decreases in value as market confidence and perceptions of their issuers change. These investor perceptions are based on various and unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises.

Holders of common stocks incur more risk than holders of preferred stocks and debt obligations because common stockholders, as owners of the issuer generally have inferior rights to receive payments from the issuer in comparison with the rights of creditors, or holders of debt obligations or preferred stocks. Further, unlike debt securities, which typically have a stated principal amount payable at maturity (whose value, however, is subject to market fluctuations prior thereto), or preferred stocks, which typically have a liquidation preference and which may have stated optional or mandatory redemption provisions, common stocks have neither a fixed principal amount nor a maturity. Common stock values are subject to market fluctuations as long as the common stock remains outstanding.

Although all of the securities in the LocalShares Nashville Index are listed on major U.S. stock exchanges, there can be no guarantees that a liquid market for such securities will be maintained. The existence of a liquid trading market for certain securities may depend on whether dealers will make a market in such securities. There can be no assurance that a market will be made or maintained or that any such market will be or remain liquid. The price at which securities may be sold and the value of the Fund's shares will be adversely affected if trading markets for the Fund's portfolio securities are limited or absent, or if bid/ask spreads are wide.

Events in the financial sector have resulted, and may continue to result, in an unusually high degree of volatility in the financial markets. Domestic equity markets experienced extreme volatility and turmoil during 2008 and 2009 and have remained challenging in 2010, 2011 and 2012. Issuers that have exposure to the real estate, mortgage and credit markets have been particularly affected, and well-known financial institutions have experienced significant liquidity and other problems. Some of these institutions have declared bankruptcy or defaulted on their debt. It is uncertain whether or for how long these conditions will continue. These events and possible continuing market turbulence may have an adverse effect on Fund performance.

LACK OF DIVERSIFICATION. The Fund is considered to be "non-diversified." A "non-diversified" classification means that the Fund is not limited by the 1940 Act with regard to the percentage of its assets that may be invested in the securities of a single issuer. As a result, the Fund may invest more of its assets in the securities of a single issuer or a smaller number of issuers than if it were classified as a diversified fund. As a result, the Fund may be more exposed to the risks associated with and developments affecting an individual issuer or a small number of issuers than a fund that invests more widely, which may have a greater impact on the Fund's volatility and performance.

The Fund intends to qualify each year as a regulated investment company ("RIC") under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"), so that it will not be subject to federal income tax on income and gains that are timely distributed to Fund shareholders. The Fund will invest its assets, and otherwise conduct its operations, in a manner that is intended to satisfy the qualifying income, diversification and distribution requirements necessary to establish and maintain RIC qualification under Subchapter M.

A discussion of some of the other risks associated with an investment in the Fund is contained in the Prospectus.

PROXY VOTING POLICY

The Trust has adopted as its proxy voting policies for the Fund the proxy voting guidelines of the Sub-Adviser. The Trust has delegated to the Sub-Adviser the authority and responsibility for voting proxies on the portfolio securities held by the Fund. The remainder of this section discusses the Fund's proxy voting guidelines and the Sub-Adviser's role in implementing such guidelines.

The Sub-Adviser understands that proxy voting is an integral aspect of investment management. Accordingly, proxy voting must be conducted with the same degree of prudence and loyalty accorded any fiduciary or other obligation of an investment manager.

On _____, 2013, information with respect to Information regarding how the Fund voted proxies relating to portfolio securities held by the Fund for the period from inception to _____ during each 12-month period ended on June 30 will be available: (i) without charge, upon request, by calling 1-800-[ ] toll free 1-855-480-6274 or through the Fund's website at www.nashvilleetf.com; and (ii) on the SEC's website at www.sec.gov.

PORTFOLIO HOLDING DISCLOSURE POLICIES AND PROCEDURES

The Trust has adopted a Portfolio Holdings Policy (the "Policy") designed to govern the disclosure of Fund portfolio holdings and the use of material non-public information about Fund holdings. The Policy applies to all officers, employees, and agents of the Fund, including the Adviser and Sub-Adviser. The Policy is designed to ensure that the disclosure of information about the Fund's portfolio holdings is consistent with applicable legal requirements and otherwise in the best interest of the Fund.

As an exchange-traded fund, information about the Fund's portfolio holdings will be made available on a daily basis in accordance with the provisions of any Order of the Securities and Exchange Commission ("SEC") applicable to the Fund, regulations of the Fund's Listing Exchange and other applicable SEC regulations, orders and no-action relief. Such information typically reflects all or a portion of the Fund's anticipated portfolio holdings as of the next Business Day. A "Business Day" with respect to the Fund is any day on which its Listing Exchange is open for business. As of the date of this SAI, each Listing Exchange observes the following holidays: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day (observed), Independence Day, Labor Day, Thanksgiving Day, and Christmas Day. This information is used in connection with the creation and redemption process and is disseminated on a daily basis through the facilities of the Listing Exchange, the National Securities Clearing Corporation ("NSCC") and/or third-party service providers.

The Fund may disclose on the Fund's website at the start of each Business Day the identities and quantities of the securities and other assets held by the Fund that will form the basis of the Fund's calculation of its NAV on that Business Day. The portfolio holdings so disclosed will be based on information as of the close of business on the prior Business Day and/or trades that have been completed prior to the opening of business on that Business Day and that are expected to settle on that Business Day.

Daily access to the Fund's portfolio holdings is permitted to personnel of the Advisers, the Fund's distributor and the Fund's administrator, custodian and accountant and other agents or service providers of the Trust who have need of such information in connection with the ordinary course of their respective duties to the Fund. The Fund's Chief Compliance Officer ("CCO") may authorize disclosure of portfolio holdings.

The Fund may disclose its complete portfolio holdings or a portion of its portfolio holdings online at www.nashvilleetf.com. Online disclosure of such holdings is publicly available at no charge.

The Fund will disclose its complete portfolio holdings schedule in public filings with the SEC on a quarterly basis, based on the Fund's fiscal year, within sixty (60) days of the end of the quarter, and will provide that information to shareholders, as required by federal securities laws and regulations thereunder.

No person is authorized to disclose the Fund's portfolio holdings or other investment positions except in accordance with the Policy. The Board will review the implementation of the Policy on a periodic basis.

DESCRIPTION OF THE LOCALSHARES NASHVILLE INDEX

A brief description of the LocalShares Nashville Index on which the Fund is based and the equity markets in which the Fund invests is provided below. Additional information about the LocalShares Nashville Index, including the components and weightings of the LocalShares Nashville Index, as well as the rules that govern inclusion and weighting in ~~each of~~ the LocalShares Nashville Index is available at ~~www.nashvilleetf.com~~www.solactive.com/en/.

Component Selection Criteria. The eligibility requirements for inclusion within the initial LocalShares Nashville Index, as well as on each quarterly rebalancing, are:

1. Listing on the NYSE, AMEX or NASDAQ Global Market;
2. Corporate headquarters based in the Nashville, Tennessee region, which is defined as Davidson county (the county where Nashville is located) and all counties contiguous to Davidson county (*i.e.*, Robertson, Sumner, Wilson, Rutherford, Williamson, and Cheatham counties);
3. Market capitalization of at least $100 million during the 25 days preceding the Screening Date; and
4. Average daily volume of stock traded exceeding 50,000 shares for the preceding three months.

Certain types of securities (such as ~~real estate investment trusts, royalty trusts,~~ preferred stock, business development companies, and investment companies) will be excluded. Companies not in compliance with applicable regulatory filings will also be excluded.

Index Weighting. The initial weighting of the LocalShares Nashville Index will be equal among all component securities. These initial weightings will be adjusted based on the following factors: ~~market capitalization, enterprise value, earnings, sales, profitability, return on equity, share price~~relative growth, liquidity, low volatility, momentum, return, valuation, and ~~dividend~~ yield. Additional adjustments will be made in order to determine the final weightings. ~~For example, the~~The maximum weight of any component will be twice the initial equal weighting and the minimum weighting will be one-fourth the initial equal weighting.

For example, assume that the LocalShares Nashville Index consists of 25 component securities on a quarterly rebalancing date (*i.e.*, 25 securities meet the eligibility requirements for inclusion in the LocalShares Nashville Index described above). First, each security would be assigned an equal weighting of 4% (100%/25). Scores are then assigned to each component security relative to the other component securities with respect to each of the factors noted above. Each component's weighting is then adjusted higher or lower based on how it scores overall relative to the other component securities. The weighting of any component security, however, will not be adjusted above 8% (4% x 2) or below 1% (4% x ¼). Finally, if the adjusted weightings add up to a number greater than or less than 100%, the weighting are adjusted equally to ensure that the total is 100%.

Quarterly Index Reconstitution. The LocalShares Nashville Index is "rebalanced" on a quarterly basis. The quarterly rebalancing of the LocalShares Nashville Index takes place at the close of business on March 15, June 15, September 15 and December 15 of each year.

During the quarterly rebalancing, securities are screened to determine whether they comply with LocalShares' proprietary index methodology and are eligible to be included in the LocalShares Nashville Index. This date is sometimes referred to as the "Index Measurement Date" or the "Screening Date." Based on this screening, securities that meet the LocalShares Nashville Index requirements are added to the LocalShares Nashville Index, and securities that do not meet such requirements are dropped from the LocalShares Nashville Index. A "Preliminary Index" is made publicly available based on this information. The "Weighting Date" is the date when the final weights of each component security of the LocalShares Nashville Index is established. The weighting process for quarterly rebalancings are identical to those described above for the initial weighting. The final LocalShares Nashville Index constituents and their respective weightings are made publicly available at this time.

Index Maintenance. Index maintenance occurs throughout the year and includes monitoring and implementing the adjustments for company additions and deletions, stock splits, corporate restructurings and other corporate actions. Corporate actions are generally implemented after the close of trading on the day prior to the ex-date of such corporate actions. To the extent reasonably practicable, such changes will be announced at least two days prior to their implementation.

Index Availability. The LocalShares Nashville Index is calculated and disseminated throughout each day the NYSE is open for trading.

Index Provider. NYSE Arca, Inc. Solactive AG is the index provider for the Fund (the "Index Provider"). The Index Provider is not affiliated with the Trust, the Adviser, the Distributor, or the Administrator. The Adviser will enter has entered into a license agreement with the Index Provider to use the LocalShares Nashville Index. The Fund will be entitled to use the LocalShares Nashville Index pursuant to a sub-licensing arrangement with the Adviser.

The Index Provider develops, calculates, and maintains its own proprietary indices and serves as the calculation agent for third-party indices.

Changes to the Index Methodology. The LocalShares Nashville Index is governed by a published, rules-based methodology. Changes to the methodology may be made only by the Index Provider and will be publicly disclosed at https://indices.nyx.com www.solactive.com/en/ prior to implementation. Sixty (60) days' notice will be given prior to the implementation of any such change.

Daily Index Calculation. The Index Provider, using the rules-based methodology, will calculate, maintain and disseminate the LocalShares Nashville Index on a daily basis. In addition, the Index Provider has established policies and procedures designed to prevent non-public information about pending changes to the LocalShares Nashville Index from being used or disseminated in an improper manner.

FUNDAMENTAL INVESTMENT POLICIES AND LIMITATIONS

The following fundamental investment policies and limitations supplement those set forth in the Fund's Prospectus. Unless otherwise noted, whenever an investment policy or limitation states a maximum percentage of the Fund's assets that may be invested in any security or other asset, or sets forth a policy regarding quality standards, such standard or percentage limitation will be determined immediately after and as a result of the Fund's acquisition of such security or other asset. Accordingly, other than the Fund's limitations or borrowings, any subsequent change in values, net assets, or other circumstances will not be considered when determining whether the investment complies with the

Fund's investment policies and limitations. In the event that the Fund's lending or borrowings at any time exceed percentage limitations, due to subsequent changes in the value of the Fund's assets or otherwise, within three days (excluding Sundays and holidays), the Fund will take corrective action to reduce the percentage below the maximum permitted.

The Fund's fundamental investment policies cannot be changed without approval of the holders of a majority of the Fund's shares. For these purposes, a "majority" of shares means shares representing the lesser of (1) 67% or more of the Fund's net assets voted, so long as shares representing more than 50% of the Fund's net assets are present or represented by proxy; or (2) more than 50% of the Fund's net assets. The Fund's non-fundamental investment policies can be changed without a shareholder vote provided that it obtains Board approval and provides its shareholders with at least sixty (60) days' prior written notice of any change.

The Fund, as a fundamental investment policy, may not:

Senior Securities

Issue senior securities, except as permitted under the 1940 Act. See, *e.g., "Investment Strategies and Non-Fundamental Policies" – "Borrowing"* below for a discussion of senior security issuances permitted under the 1940 Act.

Borrowing

Borrow money, except that the Fund may (i) borrow money from banks for temporary or emergency purposes (but not for leverage or the purchase of investments) up to 10% of its total assets and (ii) make other investments or engage in other transactions permissible under the 1940 Act that may involve a borrowing, provided that the combination of (i) and (ii) shall not exceed $33^1/_3$% of the value of the Fund's total assets (including the amount borrowed), less the Fund's liabilities (other than borrowings).

Underwriting

Act as an underwriter of another issuer's securities, except to the extent that the Fund may be considered an underwriter within the meaning of the Securities Act in the disposition of portfolio securities.

Real Estate

Purchase or sell real estate unless acquired as a result of ownership of securities or other instruments (but this shall not prevent the Fund from investing in securities or other instruments backed by real estate, real estate investment trusts or securities of companies engaged in the real estate business).

Commodities

Purchase or sell physical commodities unless acquired as a result of ownership of securities or other instruments (but this shall not prevent the Fund from investing in securities or other instruments backed by physical commodities).

Loans

Lend any security or make any other loan to other persons, except through (i) the purchase of debt securities permissible under the Fund's investment policies or (iii) the lending of portfolio securities, provided that no such loan of portfolio securities may be made by the Fund if, as a result, the aggregate of such loans would exceed $33^1/_3$% of the value of the Fund's total assets. See *"Investment Strategies and Non-Fundamental Policies" – "Securities Lending"* below.

Concentration

Invest more than 25% of the value of its net assets in securities of issuers in any one industry or group of industries, except to the extent that the LocalShares Nashville Index that the Fund replicates concentrates in an industry or group of industries. This restriction does not apply to obligations issued or guaranteed by the U.S. Government, its agencies, or instrumentalities.

NON-FUNDAMENTAL POLICIES

In addition to the investment restrictions adopted as fundamental policies set forth above, the Fund has adopted a non-fundamental policy not to invest in the securities of a company for the purpose of exercising management or control or purchase or otherwise acquire any illiquid security, except as permitted under the 1940 Act, which currently permits up to 15% of each Fund's net assets to be invested in illiquid securities (calculated at the time of investment). Investments in illiquid securities are discussed in more detail in "Investment Strategies and Risks" below.

The Fund has adopted a non-fundamental investment policy in accordance with Rule 35d-1 under the 1940 Act to invest, under normal circumstances, at least 80% of the value of its net assets, plus the amount of any borrowings for investment purposes, in securities of the LocalShares Nashville Index. The Fund also has adopted a policy to provide its shareholders with at least 60 days' prior written notice of any change in such policy. If, subsequent to an investment, the 80% requirement is no longer met, each Fund's future investments will be made in a manner that will bring the Fund into compliance with this policy.

The Fund has adopted a non-fundamental limitation such that, under normal market conditions, any borrowings by the Fund will not exceed 10% of the Fund's net assets. Borrowing by the Fund is discussed in more detail in "Investment Strategies and Risks" below.

INVESTMENT STRATEGIES, ~~NON-FUNDAMENTAL POLICIES,~~ AND RISKS

The following investment strategies and ~~non-fundamental policies~~related risks supplement the Fund's investment strategies and policies set forth in the Prospectus. With respect to the different investments discussed as follows, the Fund may acquire such investments to the extent consistent with its investment strategies and policies.

ILLIQUID SECURITIES. ~~The~~As noted under Non-Fundamental Policies above, the Fund may invest up to an aggregate amount of 15% of its net assets in illiquid securities. Illiquid securities include securities subject to contractual or other restrictions on resale and other instruments that lack readily available markets. The inability of the Fund to dispose of illiquid or not readily marketable investments readily or at a reasonable price could impair the Fund's ability to raise cash for redemptions or other purposes. The liquidity of securities purchased by the Fund which are eligible for resale pursuant to Rule 144A of the Securities Act will be monitored by the Fund on an ongoing basis. In the event that such a security is deemed to be no longer liquid, the Fund's holdings will be reviewed to determine what action, if any, is required to ensure that the retention of such security does not result in the Fund having more than 15% of its assets invested in illiquid or not readily marketable securities.

MONEY MARKET INSTRUMENTS. The Fund may invest a portion of its assets in high-quality money market instruments on an ongoing basis to provide liquidity or for other reasons. The instruments in which the Fund may invest include: (i) short-term obligations issued by the U.S. government; (ii) negotiable certificates of deposit ("CDs"), fixed time deposits and bankers' acceptances of U.S. and foreign banks and similar institutions; and (iii) commercial paper rated at the date of purchase "Prime-1" by Moody's or "A-1+" or "A-1" by Standard & Poor's ("S&P") or, if unrated, of comparable quality as determined by the Fund. CDs are short-term negotiable obligations of commercial banks. Time deposits are non-negotiable deposits maintained in banking institutions for specified periods of time at stated interest rates. Banker's acceptances are time drafts drawn on commercial banks by borrowers, usually in connection with international transactions.

U.S. GOVERNMENT OBLIGATIONS. The Fund may invest in various types of U.S. government obligations. U.S. government obligations are a type of bond and include securities issued or guaranteed as to principal and interest by the U.S. government, its agencies or instrumentalities. Payment of principal and interest on U.S. government obligations (i) may be backed by the full faith and credit of the United States (as with U.S. Treasury obligations and

Government National Mortgage Association, certificates) or (ii) may be backed solely by the issuing or guaranteeing agency or instrumentality itself (as with Federal National Mortgage Association ("Fannie Mae"), Federal Home Loan Mortgage Corporation ("Freddie Mac") and Federal Home Loan Bank notes). In the latter case, the investor must look principally to the agency or instrumentality issuing or guaranteeing the obligation for ultimate repayment, which agency or instrumentality may be privately owned. On September 7, 2008, the Federal Housing Finance Agency placed Fannie Mae and Freddie Mac into conservatorship. The U.S. Treasury has put in place a set of financing agreements to help ensure that these entities continue to meet their obligations to holders of bonds they have issued or guaranteed. There can be no assurance that the U.S. government will provide financial support to its agencies or instrumentalities where it is not obligated to do so.

INVESTMENT COMPANY SECURITIES. The Fund may invest in the securities of other investment companies (including money market funds and business development companies). Under the 1940 Act, the Fund's investment in investment companies, subject to certain exceptions, is limited to: (i) 3% of the total outstanding voting stock of any one investment company, (ii) 5% of the Fund's total assets with respect to any one investment company and (iii) 10% of the Fund's total assets of investment companies in the aggregate. Shareholders indirectly bear a proportionate share of the Fund's investments in the securities of other investment companies.

REAL ESTATE INVESTMENT TRUSTS ("REITs"). The Fund may invest in the securities of REITs, which pool investors' funds for investments primarily in real estate properties, to the extent allowed by law. Investment in REITs may be the most practical available means for the Fund to invest in the real estate industry. As a shareholder in a REIT, the Fund would bear its ratable share of the REIT's expenses, including its advisory and administration fees. At the same time, the Fund would continue to pay its own investment advisory fees and other expenses, as a result of which the Fund and its shareholders in effect will be absorbing duplicate levels of fees with respect to investments in REITs. A REIT may focus on particular projects, such as apartment complexes, or geographic regions, such as the southeastern United States, or both.

REITs generally can be classified as equity REITs, mortgage REITs and hybrid REITs. Equity REITs generally invest a majority of their assets in income-producing real estate properties to generate cash flow from rental income and a gradual asset appreciation. The income-producing real estate properties in which equity REITs invest typically include properties such as office, retail industrial, hotel and apartment buildings, self storage, specialty and diversified and healthcare facilities. Equity REITs can realize capital gains by selling properties that have appreciated in value. Mortgage REITs invest the majority of their assets in real estate mortgages and derive their income primarily from interest payments on the mortgages. Hybrid REITs combine the characteristics of both equity REITs and mortgage REITs.

REITs can be listed and traded on national securities exchanges or can be traded privately between individual owners. The Fund may invest in both publicly and privately traded REITs.

The Fund conceivably could own real estate directly as a result of a default on the securities it owns. The Fund, therefore, may be subject to certain risks associated with the direct ownership of real estate, including difficulties in valuing and trading real estate, declines in the values of real estate, risks related to general and local economic conditions, adverse changes in the climate for real estate, environmental liability risks, increases in property taxes, capital expenditures and operating expenses, changes in zoning laws, casualty or condemnation losses, limitations on rents, changes in neighborhood values, the appeal of properties to tenants and increases in interest rates.

In addition to the risks described above, equity REITs may be affected by any changes in the value of the underlying property owned by the trusts, while mortgage REITs may be affected by the quality of any credit extended. Equity and mortgage REITs depend upon management skill, are not diversified, and are therefore subject to the risk of financing single or a limited number of projects. Such REITs also are subject to heavy cash flow dependency, defaults by borrowers, self-liquidation and the possibility of failing to maintain an exemption from the 1940 Act. Changes in interest rates also may affect the value of debt securities held by the Fund. By investing in REITs indirectly through the Fund, a shareholder will bear not only his/her proportionate share of the expenses of the Fund, but also, indirectly, similar expenses of the REITs.

BORROWING. The Fund may borrow as a temporary measure for extraordinary or emergency purposes, including to meet redemptions or to facilitate the settlement of securities or other transactions. The Fund's ability to borrow money is limited by its ~~non-fundamental~~ investment policies ~~and limitations;~~ by the 1940 Act~~;~~ and by applicable exemptions, no-action letters, interpretations, and other pronouncements issued from time to time by the SEC and its staff or any other regulatory authority with jurisdiction. Under the 1940 Act, a fund is required to maintain continuous asset coverage (that is, total assets including borrowings, less liabilities exclusive of borrowings) of 300% of the amount borrowed, with an exception for borrowings not in excess of 5% of the fund's total assets made for temporary or emergency purposes. Any borrowings for temporary purposes in excess of 5% of the fund's total assets must maintain continuous asset coverage. If the 300% asset coverage should decline as a result of market fluctuations or for other reasons, a fund may be required to sell some of its portfolio holdings within three days (excluding Sundays and holidays) to reduce the debt and restore the 300% asset coverage, even though it may be disadvantageous from an investment standpoint to sell securities at that time. To the extent that the Fund's borrowings exceed 5%, the Fund will not make any purchases of securities. Further, the maximum percentage of the Fund's assets that would be mortgaged, pledged, hypothecated, or in any manner constitute security for indebtedness is 10%.

To the extent that the Fund has outstanding borrowings, it will be leveraged. Leveraging generally exaggerates the effect on NAV of any increase or decrease in the market value of the Fund's portfolio securities. Money borrowed will be subject to interest costs that may or may not be recovered by earnings on the securities purchased. A fund also may be required to maintain minimum average balances in connection with a borrowing or to pay a commitment or other fee to maintain a line of credit; either of these requirements would increase the cost of borrowing over the stated interest rate.

The SEC takes the position that transactions that have a leveraging effect on the capital structure of a fund or are economically equivalent to borrowing can be viewed as constituting a form of borrowing by the fund for purposes of the 1940 Act. These transactions can include entering into reverse repurchase agreements; engaging in mortgage-dollar-roll transactions; selling securities short (other than short sales "against-the-box"); buying and selling certain derivatives (such as futures contracts); selling (or writing) put and call options; engaging in sale-buybacks; entering into firm-commitment and standby-commitment agreements; engaging in when-issued, delayed-delivery, or forward-commitment transactions; and other similar trading practices. (The Fund does not intend to engage in any of ~~those~~the aforementioned transactions.) A borrowing transaction will not be considered to constitute the issuance, by a fund, of a "senior security," as that term is defined in Section 18(g) of the 1940 Act, and therefore such transaction will not be subject to the 300% asset coverage requirement otherwise applicable to borrowings by a fund, if the fund maintains an offsetting financial position; segregates liquid assets (with such liquidity determined by the advisor in accordance with procedures established by the board of trustees) equal (as determined on a daily mark-to-market basis) in value to the fund's potential economic exposure under the borrowing transaction; or otherwise "covers" the transaction in accordance with applicable SEC guidance (collectively, "covers" the transaction). A fund may have to buy or sell a security at a disadvantageous time or price in order to cover a borrowing transaction. In addition, segregated assets may not be available to satisfy redemptions or for other purposes.

SECURITIES LENDING. The Fund may lend its portfolio securities to qualified institutional investors (typically brokers, dealers, banks, or other financial institutions, including the Fund's securities lending agent) who may need to borrow securities in order to complete certain transactions, such as covering short sales, avoiding failures to deliver securities, or completing arbitrage operations. By lending its portfolio securities, the Fund attempts to increase its net investment income through the receipt of interest on the securities lent. All securities loans will be made pursuant to agreements requiring the loans to be continuously secured by collateral in cash or money market instruments at least equal at all times to the market value of the loaned securities. The borrower pays to the Fund an amount equal to any dividends or interest received on loaned securities. Any gain or loss in the market price of the securities lent that might occur during the term of the loan would be for the account of the Fund.
If the borrower defaults on its obligation to return the securities lent because of insolvency or other reasons, the Fund could experience delays and costs in recovering the securities lent or in gaining access to the collateral. If the Fund is not able to recover the securities lent, a fund may sell the collateral and purchase a replacement investment in the market. The value of the collateral could decrease below the value of the replacement investment by the time the replacement investment is purchased. Cash received as collateral through loan transactions may be invested in other eligible securities. Investing this cash subjects that investment to market appreciation or depreciation, and the Fund bears all losses related to the investment of the collateral. The costs of securities lending do not appear in the Fund's fee table.

The terms and the structure of the loan arrangements, as well as the aggregate amount of securities loans, must be consistent with the 1940 Act and the rules or interpretations of the SEC thereunder. These provisions limit the amount of securities a fund may lend to 33 1/3% of the fund's total assets. The Fund, however, does not intend to loan more than 10% of its total assets, computed at the time of a loan. The SEC further requires that (1) the borrower pledge and maintain with the fund collateral consisting of cash, an irrevocable letter of credit, or securities issued or guaranteed by the U.S. government having at all times not less than 100% of the value of the securities lent; (2) the borrower add to such collateral whenever the price of the securities lent rises (*i.e.,* the borrower "marks-to-market" on a daily basis); (3) the loan be made subject to termination by the fund at any time; and (4) the fund receive reasonable interest on the loan (which may include the fund's investing any cash collateral in interest-bearing short-term investments), any distribution on the lent securities, and any increase in their market value.

The Adviser will consider the creditworthiness of the borrower, among other things, in making decisions with respect to the lending of securities, subject to oversight by the board of trustees. At the present time, the SEC does not object if an investment company pays reasonable negotiated fees in connection with lent securities, so long as such fees are set forth in a written contract and approved by the investment company's trustees. In addition, voting rights pass with the lent securities, but if the Fund has knowledge that a material event will occur affecting securities on loan, and in respect of which the holder of the securities will be entitled to vote or consent, the Board has a fiduciary duty to call the loaned securities in time to vote or consent. The Fund bears the risk that there may be a delay in the return of the securities, which may impair the Fund's ability to vote on such a matter.

TRACKING STOCKS. The Fund may invest in tracking stocks. A tracking stock is a separate class of common stock whose value is linked to a specific business unit or operating division within a larger company and which is designed to "track" the performance of such business unit or division. The tracking stock may pay dividends to shareholders independent of the parent company. The parent company, rather than the business unit or division, generally is the issuer of tracking stock. However, holders of the tracking stock may not have the same rights as holders of the company's common stock.

FUTURE DEVELOPMENTS. The Board may, in the future, authorize the Fund to invest in securities contracts and investments other than those listed in this SAI and in the Fund's Prospectus, provided they are consistent with the Fund's investment objective and do not violate any investment restrictions or policies.

CONTINUOUS OFFERING

The method by which Creation Units of shares are created and traded may raise certain issues under applicable securities laws. Because new Creation Units of shares are issued and sold by the Fund on an ongoing basis, at any point a "distribution," as such term is used in the Securities Act, may occur. Broker-dealers and other persons are cautioned that some activities on their part may, depending on the circumstances, result in their being deemed participants in a distribution in a manner which could render them statutory underwriters and subject them to the prospectus delivery requirement and liability provisions of the Securities Act.

For example, a broker-dealer firm or its client may be deemed a statutory underwriter if it takes Creation Units after placing an order with the Fund's distributor, breaks them down into constituent shares, and sells such shares directly to customers, or if it chooses to couple the creation of a supply of new shares with an active selling effort involving solicitation of secondary market strikes demand for shares. A determination of whether one is an "underwriter" for purposes of the Securities Act must take into account all the facts and circumstances pertaining to the activities of the broker-dealer or its client in the particular case, and the examples mentioned above should not be considered a complete description of all the activities that could lead to a categorization as an underwriter.

Broker-dealer firms should also note that dealers who are not "underwriters" but are effecting transactions in shares, whether or not participating in the distribution of shares, generally are required to deliver a prospectus. This is because the prospectus delivery exemption in Section 4(3) of the Securities Act is not available in respect of such transactions as a result of Section 24(d) of the 1940 Act. Firms that incur a prospectus delivery obligation with respect to shares of the Fund are reminded that, pursuant to Rule 153 under the Securities Act ("Rule 153"), a prospectus delivery obligation under Section 5(b)(2) of the Securities Act owed to an exchange member in connection with the sale on the Listing Exchange is satisfied by the fact that the prospectus is available at the Listing Exchange upon request. The prospectus delivery mechanism provided in Rule 153 is only available with respect to transactions on an exchange.

MANAGEMENT OF THE TRUST

Board Responsibilities. The Board is responsible for overseeing the management and affairs of the Fund and the Trust. The Board has considered and approved contracts, as described herein, under which certain companies provide essential management and administrative services to the Trust. Like most exchange-traded funds ("ETFs"), the day-to-day business of the Trust, including the day-to-day management of risk, is performed by third-party service providers, such as the Adviser, Sub-Adviser, Distributor and Administrator. The Board is responsible for overseeing the Trust's service providers and, thus, has oversight responsibility with respect to the risk management performed by those service providers. Risk management seeks to identify and eliminate or mitigate the potential effects of risks, *i.e.*, events or circumstances that could have material adverse effects on the business, operations, shareholder services, investment performance, or reputation of the Trust or the Fund. Under the overall supervision of the Board and the Audit Committee (discussed in more detail below), the service providers to the Fund employ a variety of processes, procedures, and controls to identify risks relevant to the operations of the Trust and the Fund to lessen the probability of their occurrence and/or to mitigate the effects of such events or circumstances if they do occur. Each service provider is responsible for one or more discrete aspects of the Trust's business (*e.g.*, the Sub-Adviser is responsible for the day-to-day management of the Fund's portfolio investments) and, consequently, for managing the risks associated with that activity.

The Board's role in risk management oversight begins before the inception of the Fund, at which time the Fund's Adviser presents the Board with information concerning the investment objectives, strategies, and risks of the Fund. Additionally, the Fund's Adviser and Sub-Adviser provide the Board with an overview of, among other things, its investment philosophy, brokerage practices, and compliance infrastructure. Thereafter, the Board oversees the risk management of the Fund's operations, in part, by requesting periodic reports from and otherwise communicating with various personnel of the Fund and its service providers, including the Trust's CCO and the Fund's independent accountants. The Board and, with respect to identified risks that relate to its scope of expertise, the Audit Committee, oversee efforts by management and service providers to manage risks to which the Fund may be exposed.

The Board is responsible for overseeing the nature, extent, and quality of the services provided to the Fund by the Adviser and ~~receives~~will receive information about those services at its regular meetings. In addition, on at least an annual basis, in connection with its consideration of whether to renew any Advisory Agreements and Sub-Advisory Agreements with the Adviser and Sub-Adviser, respectively, the Board ~~meets~~will meet with the Adviser and Sub-Adviser to review such services. Among other things, the Board regularly ~~considers~~will consider the Adviser's and Sub-Adviser's adherence to the Fund's investment restrictions and compliance with various Fund policies and procedures and with applicable securities regulations. The Board also ~~reviews~~will review information about the Fund's performance and investments.

The Trust's CCO ~~meets~~will meet regularly with the Board to review and discuss compliance and other issues. At least annually, the Trust's CCO ~~provides~~will provide the Board with a report reviewing the adequacy and effectiveness of the Trust's policies and procedures and those of its service providers, including the Adviser and Sub-Adviser. The report ~~addresses~~will address the operation of the policies and procedures of the Trust and each service provider since the date of the last report; material changes to the policies and procedures since the date of the last report; any recommendations for material changes to the policies and procedures; and material compliance matters since the date of the last report.

The Board ~~receives~~will receive reports from the Trust's service providers regarding operational risks, portfolio valuation, and other matters. Annually, the independent registered public accounting firm ~~reviews~~will review with the Audit Committee its audit of the Trust's financial statements, focusing on major areas of risk encountered by the Trust and noting any significant deficiencies or material weaknesses in the Trust's internal controls.

The Board recognizes that not all risks that may affect the Fund can be identified, that it may not be practical or cost-effective to eliminate or mitigate certain risks, that it may be necessary to bear certain risks (such as investment-related risks) to achieve the Fund's goals, and that the processes, procedures, and controls employed to address certain risks may be limited in their effectiveness. Moreover, despite the periodic reports the Board ~~receives~~will receive and the Board's discussions with the service providers to the Fund, it may not be made aware of all of the relevant information of a particular risk. Most of the Trust's investment management and business affairs are carried out by or through the Fund's Adviser, Sub-Adviser, and other service providers, each of which has an independent interest in risk management, but whose policies and the methods by which one or more risk management functions are carried out may differ from the Trust's and each other's in the setting of priorities, the resources available, or the effectiveness of relevant controls. As a result of the foregoing and other factors, the Board's risk management oversight is subject to substantial limitations.

Members of the Board and Officers of the Trust. Set forth below are the names, ~~birth years~~age, positions with the Trust, term of office, ~~number of portfolios overseen,~~ and the principal occupations and other directorships for a minimum of the last five years of each of the persons currently serving as members of the Board and as ~~Executive Officers~~officers of the Trust. The members of the Board serve as Trustees for the life of the Trust or until retirement, removal, or their office is terminated pursuant to the Trust's Declaration of Trust. There is only one fund currently in the fund complex as that term is defined in the 1940 Act; thus, each Trustee oversees only that one fund.

The Chairman of the Board, ————Elizabeth S. Courtney, is ~~not~~ an interested person of the Fund as that term is defined in the 1940 Act. The Board is composed of a super-majority (75 percent) of Trustees who are not interested persons of the Fund (*i.e.*, "Independent Trustees").   There is an Audit Committee and Governance and Nominating Committee of the Board, each of which is chaired by an Independent Trustee and comprised solely of Independent Trustees. The chairman for each committee is responsible for running that committee's meeting, formulating agendas for those meetings, and coordinating with management to serve as a liaison between the Independent Trustees and management on matters within the scope of the responsibilities of the committee as set forth in its respective Board-approved charter. The Fund has determined that this leadership structure is appropriate given the specific characteristics and circumstances of the Fund. The Fund made this determination in consideration of, among other things, the fact that the Independent Trustees of the Fund constitute a super-majority of the Board, the anticipated assets under management of the Fund, the number of funds overseen by the Board, and the total number of Trustees on the Board~~, and the fact that an Independent Trustee serves as Chairman of the Board~~.

Name, Address, and Age[1]	Position(s) Held with Fund	Term of Office[2] and Length of Service	Principal Occupation(s) During Past 5 Years	Other Directorships Held by Trustee
Elizabeth S. Courtney[4] (49)	Trustee, Chairman of the Board, President, & Treasurer	Since 2013	Chief Executive Officer ("CEO") and Director of LocalShares, Inc. (since 2012); President (since 1997) and CEO (since 2004) of Seigenthaler Public Relations, Inc.; CEO, Director, and Member of LocalShares LLC (since 2012).	None
Craven Crowell (69)	Independent Trustee	Since 2013	Chairman of Craven Crowell Strategies, LLC (a management consulting firm) (since 2011); Partner in Oliver Wyman (a management consulting firm) (2004 to 2011).	None
Douglas Cruickshanks (66)	Independent Trustee	Since 2013	Vice Chairman of the Board of FirstBank (since 2012); President and CEO of FirstBank (2002-2012).	None
Rebecca R. Stilwell (52)	Independent Trustee	Since 2013	Managing Director at Morgan Stanley Smith Barney (2004 to 2013).	None

Name, Address, and Age[1]	Position(s) Held with Fund	Term of Office[2] and Length of Service	Principal Occupation(s) During Past 5 Years	Other Directorships Held by Trustee
Carter Todd (55)	Chief Compliance Officer	Since 2013	Executive VP and General Counsel of XMi Holdings, Inc. (a management and investment holding company) (since 2013); Special Counsel at Adams and Reese LLP (since 2013); Executive VP and General Counsel of Ryman Hospitality Properties (2012-2013); Executive VP and General Counsel of Gaylord Entertainment (2001 – 2012).	N/A
James C. Phillips (45)	Secretary	Since 2013	Managing Member of XMi High Growth Development Fund, LLC (a venture capital investment fund) (since 2009); President and Chief Executive Officer of XMi Holdings, Inc. (a management and investment holding company) (since 2012); Vice President and Chief Financial Officer of XMi Holdings, Inc. (2004-2012).	N/A
Michael Lawson One Freedon Valley Drive Oaks, PA 19456 (52)	Assistant Treasurer	Since 2013	Director, SEI Investments Company, Fund Accounting (since 2005).	N/A[5]
Lisa Whittaker One Freedom Valley Drive Oaks, PA 19456 (34)	Assistant Secretary	Since 2013	Counsel, SEI Investments Company (since 2012); Associate Counsel/Compliance Officer, The Glenmede Trust Company (2011-2012); Associate, Drinker Biddle & Reath LLP (a law firm) (2006-2011).	N/A[5]

[1] Unless otherwise noted, the address of each Trustee and officer is c/o LocalShares, Inc., 618 Church Street, Suite 220, Nashville, Tennessee 37219.

[2] Each Trustee holds office for an indefinite term until the earlier of (i) the election of his successor or (ii) the date the Trustee dies, resigns, or is removed. Each officer serves until removed by the Board or the principal executive officer of the Trust, or until such officer resigns.

[3] Directorships of companies required to report to the Securities and Exchange Commission under the Securities Exchange Act of 1934 or other investment companies registered under the 1940 Act.

[4] Elizabeth S. Courtney is deemed to be an "interested person" (as defined in the 1940 Act) of the Trust due to her affiliation with LocalShares, Inc.

[5] Certain officers of the Trust also serve as officers of one or more mutual funds for which SEI Investments Company or its affiliates act as investment manager, administrator, or distributor.

Individual Trustee Qualifications. The Trust has concluded that each of the Trustees should serve on the Board because of their ability to review and understand information about the Trust and the Fund provided to them by management, to identify and request other information they may deem relevant to the performance of their duties, to question management and other service providers regarding material factors bearing on the management and administration of the Fund, and to exercise their business judgment in a manner that serves the best interests of the Fund's shareholders. The Trust has concluded that each of the Trustees should serve as a Trustee based on his/her own experience, qualifications, attributes, and skills as described below.

Elizabeth Seigenthaler Courtney, a founder of LocalShares, Inc. brings extensive corporate communications and entrepreneurial experience to the board of the Trust. Ms. Courtney, also the Chairman/CEO of Seigenthaler Public Relations, Inc., is a communications strategist with deep marketing expertise serving corporations including many in the financial services industry. Ms. Courtney has led Seigenthaler Public Relations to record growth and profitability since being named its CEO in 2004. Recognized for her leadership, Ms. Courtney was named one of Nashville,

Tennessee's "Most Admired CEOs" by Nashville Business Journal in 2012 and "Woman of Achievement" by the Nashville YWCA in 2010. In 2003, Ms. Courtney was selected as a Leadership Foundation Fellow by the International Women's Forum.

Craven Crowell provides extensive corporate and government service experience to the board of the Trust. Mr. Crowell served for eight years as Chairman of the Tennessee Valley Authority ("TVA") an independent, federally-owned corporation with over $11 billion in revenue. Mr. Crowell was appointed to the three-member TVA Board of Directors by President Clinton, who designated him as Chairman following his confirmation by the U.S. Senate in 1993. During his service as Chairman of TVA, the agency recorded many significant and historic achievements. In 2002, Governor Niu Maosheng appointed Mr. Crowell to the position of International Economic Advisor to the People's Government of the Hebei Province, China. Following his government service, Mr. Crowell served as a partner with Oliver Wyman, an international management consulting firm with offices in 16 countries. In 2012, he joined the board of the Electric Reliability Council of Texas as an unaffiliated director and Chairman. Mr. Crowell is a former Chairman of the Electric Power Research Institute of Palo Alto, California.

Douglas Cruickshanks, Jr. is a veteran banking executive and recognized corporate and community leader. Mr. Cruickshanks has been Vice Chairman of FirstBank since 2012 after serving for 10 years as its President and CEO. While in this position, FirstBank enjoyed substantial growth in assets, locations, and the number of associates serving the bank's customers across the state of Tennessee. In his current role as Vice Chairman, Mr. Cruickshanks provides leadership of the executive management team in strategic and advisory roles across all of FirstBank's operating divisions and is involved in corporate governance and regulatory relationships. Mr. Cruickshanks joined FirstBank in 2002 after retiring as Tennessee president of Bank of America following a career that spanned more than 30 years. In 1995, he was named President of NationsBank Virginia and consumer executive for the mid-Atlantic region, overseeing 600 branches in Virginia, Maryland, and the District of Columbia.

[Information on the Trustees and Officers to be provided by amendment]
Rebecca R. Stilwell brings over 25 years of senior investment and financial services management experience to the Trust board. Ms. Stilwell's career includes more than two decades with Morgan Stanley Smith Barney, including having served as Regional Director of the Midwest Region, the largest of Morgan Stanley's eight regions with 2,500 advisors and 10 states.   Ms. Stilwell also held management positions in the company's offices in Dallas, Seattle, San Francisco, and Pittsburgh. Ms. Stilwell served as a Managing Director in Morgan Stanley's retail group before retiring from the company in 2013. She is a graduate of Texas A&M University.

Audit Committee. Each Independent Trustee is a member of the Trust's Audit Committee (the "Audit Committee"). The principal responsibilities of the Audit Committee are the appointment, compensation, and oversight of the Trust's independent auditors, including the resolution of disagreements regarding financial reporting between Trust management and such independent auditors. The Audit Committee's responsibilities include, without limitation, to (i) oversee the accounting and financial reporting processes of the Trust and its internal control over financial reporting and, as the Audit Committee deems appropriate, to inquire into the internal control over financial reporting of certain third-party service providers; (ii) oversee the quality and integrity of the Fund's financial statements and the independent audits thereof; (iii) oversee, or, as appropriate, assist Board oversight of, the Trust's compliance with legal and regulatory requirements that relate to the Trust's accounting and financial reporting, internal control over financial reporting and independent audits; (iv) approve prior to appointment the engagement of the Trust's independent auditors and, in connection therewith, to review and evaluate the qualifications, independence, and performance of the Trust's independent auditors; and (v) act as a liaison between the Trust's independent auditors and the full Board. The Board of the Trust has adopted a written charter for the Audit Committee. The Independent Trustees' independent legal counsel assists the Audit Committee in connection with these duties.**Governance and**

Nominating Committee. Each Independent Trustee is also a member of the Trust's Governance and Nominating Committee. The principal responsibilities of the Governance and Nominating Committee are to (i) oversee Fund governance matters and (ii) identify individuals qualified to serve as Independent Trustees of the Trust and to recommend its nominees for consideration by the full Board. While the Governance and Nominating Committee is solely responsible for the selection and nomination of the Trust's Independent Trustees, the Governance and Nominating Committee may consider nominations for the office of Trustee made by Trust stockholders as it deems appropriate. The Governance and Nominating Committee considers nominees recommended by shareholders if such nominees are submitted in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, as amendnedamended (the "1934 Act"), in conjunction with a shareholder meeting to consider the election of Trustees. Trust stockholders who wish to recommend a nominee should send nominations to the Secretary of the Trust that include biographical information and set forth the qualifications of the proposed nominee.

Individual Trustee Qualifications. The Trust has concluded that each of the Trustees should serve on the Board because of their ability to review and understand information about the Trust and the Fund provided to them by management, to identify and request other information they may deem relevant to the performance of their duties, to question management and other service providers regarding material factors bearing on the management and administration of the Fund, and to exercise their business judgment in a manner that serves the best interests of the Fund's shareholders. The Trust has concluded that each of the Trustees should serve as a Trustee based on his/her own experience, qualifications, attributes and skills as described below.

Fund Shares Owned by Board Members. No Trustee had "beneficial ownership" of any shares of the Fund as of the date of this SAI. "Beneficial ownership" is determined in accordance with Rule 16a-1(a)(2) under the 1934 Act.

Initial Approval of Investment Advisory Agreement and Sub-Advisory Agreement. The Board of Trustees of the Trust, including a majority of the Independent Trustees, has the responsibility under the 1940 Act to approve the Trust's proposed Investment Advisory Agreement and Sub-Advisory Agreement (collectively, the "Investment Advisory Agreements") for an initial two-year term and for one-year renewal terms thereafter at meetings of the Board called for the purpose of voting on such initial approvals or renewals. In addition, the Trust's Board of Trustees will receive, review, and evaluate information concerning the services and personnel of the Adviser and the Sub-Adviser at each quarterly meeting of the Board of Trustees and the Audit Committee. While particular emphasis will be placed on information concerning profitability, comparability of fees and total expenses, and the Trust's investment performance at any future meeting at which a renewal of the Investment Advisory Agreements is considered, the process of evaluating the Adviser and the Sub-Adviser and the Trust's investment administrative arrangements is an ongoing one. In this regard, the Board's consideration of the nature, extent, and quality of the services to be provided by the Adviser and the Sub-Adviser under the Investment Advisory Agreements will include deliberations at future quarterly meetings. A discussion regarding the basis for the Board of Trustees' approval of the Investment Advisory Agreements will be available in the Fund's semi-annual report to shareholders for the period from commencement of operations until October 31, 2013, which will be sent to shareholders in late December, 2013.

[To be completed by amendment]

Remuneration of Trustees. Pursuant to its Advisory Agreement with the Trust, the Adviser pays all compensation of officers and employees of the Trust as well as the fees of all Trustees of the Trust who are affiliated persons of the Adviser or its subsidiaries, but not Independent Trustee fees. Each Independent Trustee receives an annual fee of $_____8,000 for meetings of the Board attended by the Trustee. The Audit Committee Chairman will be paid an additional $_____, and the Independent Chairman of the Board will be paid an additional $_____. The Trust also reimburses each Independent Trustee for travel and other out-of-pocket expenses incurred by him/her in connection with attending such meetings. The following table sets forth the estimated Interested trustees do not receive any trustee fees or expenses reimbursements. The Trust estimates that the compensation to be paid by the Trust to the Independent Trustees through the end of the Trust's first full fiscal year. is $8,000 per Trustee.

[To be completed by amendment]

Control Persons and Principal Holders of Securities

The name and percentage of each Depository Trust Company ("DTC") participant that ownsAs of the date of the prospectus (and prior to the commencement of sales of the Funds' Creation Units), the XMi Holdings, Inc., an affiliate of the Adviser, owned of record 5% or moreand beneficially 100% of the outstanding shares of the Fund is not yet available.

Investment Adviser. LocalShares, Inc. serves as investment adviser to the Fund pursuant to an Advisory Agreement between the Trust and LocalShares, Inc. (the "Advisory Agreement"). LocalShares, Inc. is a Delaware corporation and will be registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act"), and has offices located at 618 Church Street, Suite 220, Nashville, Tennessee 37219. LocalShares, Inc. is a wholly-owned subsidiary of LocalShares, LLC. LocalShares, ~~Inc.~~ is governed by a board of directors that consists of the following individuals: Michael D. Shmerling, Chairman, Elizabeth S. Courtney, William S. Decker, Cameron Newton and James C. Phillips.

Under the Advisory Agreement, LocalShares, ~~Inc.~~ has overall responsibility for the general management and administration of the Trust. LocalShares, ~~Inc.~~ provides an investment program for the Fund. LocalShares, ~~Inc.~~ also arranges for sub-advisory, transfer agency, custody, fund administration, and all other non-distribution related services necessary for the Fund to operate.

The Fund pays the Adviser the following Management Fee:

Name of Fund		Management Fee
NashvilleETF		0.65%

~~The~~In exchange, the Adviser has agreed to pay all expenses of the Trust, except for: (i) brokerage expenses and other expenses (such as stamp taxes) connected with the execution of portfolio transactions or in connection with creation and redemption transactions; (ii) legal fees or expenses in connection with any arbitration, litigation or pending or threatened arbitration or litigation, including any settlements in connection therewith; (iii) interest; (iv) taxes; (v) independent trustee fees and expenses; and (vi) extraordinary expenses~~; (vi) distribution fees and expenses paid by the Trust under any distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act; and (vii) the advisory fee payable to the Adviser~~. The Adviser has agreed to waive fees and expenses so that the Fund's Total Annual Operating Expenses will not exceed 0.49%. This fee waiver will remain in effect until December 31, 2016, and may be extended thereafter by the Adviser in its sole discretion.

The Advisory Agreement with respect to the Fund continues in effect for two years from its effective date, and thereafter ~~is subject to annual approval by (i) the Board of Trustees of the Trust or (ii)~~for successive periods of one year, subject to the provisions for termination and all of the other terms and conditions hereof if: (a) such continuation shall be specifically approved at least annually by the vote of a majority of the ~~outstanding voting securities (as defined in the 1940 Act) of the Fund, provided that in either event such continuance also is approved by a vote of~~Trustees of the Trust, including a majority of the Independent Trustees, ~~by a vote~~ cast in person at a meeting called for ~~the purpose of voting on such approval. If the shareholders of the Fund fail to approve the Advisory Agreement, the Adviser may continue to serve in the manner and to the extent permitted by the 1940 Act and rules and regulations thereunder.~~that purpose; and (b) the Adviser shall not have notified a Fund in writing at least sixty (60) days prior to the anniversary date of this Contract in any year thereafter that it does not desire such continuation with respect to that Fund.

The Advisory Agreement with respect to the Fund is terminable without any penalty, by vote of the Board of Trustees of the Trust or by vote of a majority of the outstanding voting securities (as defined in the 1940 Act) of the Fund, ~~or by the Adviser~~ in each case on ~~not less than thirty (30) days' nor more than~~ sixty (60) days' prior written notice to the other party~~; provided, that a shorter notice period shall be permitted for the Fund in the event its shares are no longer listed on a national securities exchange~~. The Advisory Agreement will terminate automatically and immediately in the event of its "assignment" (as defined in the 1940 Act).

Under the Advisory Agreement, the Adviser will not be liable for any error of judgment or mistake of law or for any loss suffered by the Fund in connection with the performance of the Advisory Agreement, except a loss resulting from willful misfeasance, bad faith, or gross negligence on the part of the Adviser in the performance of its duties or from reckless disregard of its duties and obligations thereunder. ~~The Advisory Agreement continues in effect until [date] and thereafter only if approved annually by the Board, including a majority of the Independent Trustees. The Advisory Agreement terminates automatically upon assignment and is terminable at any time without penalty as to the Fund by the Board, including a majority of the Independent Trustees, or by vote of the holders of a majority of that Fund's outstanding voting securities on sixty (60) days' written notice to the Adviser, or by the Adviser on sixty (60) days' written notice to the Fund.~~

Sub-Adviser. Decker Wealth Management LLC, a registered investment adviser with offices located at 4535 Harding Pike, Suite 300, Nashville, Tennessee 37205, serves as the Sub-Adviser for, and is responsible for the day-to-day management of, the Fund. The Sub-Adviser chooses the Fund's portfolio investments and places orders to buy and sell the Fund's portfolio investments. For providing sub-advisory services to the Fund, the Adviser pays the Sub-Adviser an annual fee of $62,500 plus 3 basis points (0.03%) of the daily net assets of the Fund.

Portfolio Managers. The Fund is managed by the Sub-Adviser's management team. The individual member of the team responsible for the day-to-day management of the Fund's portfolios is listed below.

Mr. William S. Decker ~~—~~**.** As the founder and managing member of Decker Wealth Management LLC, Mr. Decker's primary responsibilities include the development and application of investment strategy for the firm's clients. Mr. Decker's career experience includes over eleven years with Morgan Stanley where he served as Senior Vice President – Investments and over five years with US Trust/Bank of America where he served as Senior Vice President & Private Client Advisor. At both firms, he focused on wealth management for high net worth individuals and families. Mr. Decker completed his undergraduate studies at Baylor University, earning a bachelor's degree with a public administration major, and earned an MBA from Pepperdine University.

Portfolio Manager Fund Ownership

As of the date of this SAI, no shares of the Trust are beneficially owned by the portfolio manager, William S. Decker.

Portfolio Manager Compensation

~~[To be completed by amendment]~~
As the managing member of DWM, William S. Decker does not receive any separate compensation for this role as portfolio manager. His compensation is determined by his ownership interest in and the profitability of DWM. Accordingly, Mr. Decker benefits indirectly from favorable Fund performance and growth in Fund assets. In addition, Mr. Decker is also likely to benefit indirectly from favorable Fund performance and growth in Fund assets as a member of LocalShares, LLC, the Adviser's parent company.

Code of Ethics. The Trust, the Adviser, the Sub-Adviser, and the Distributor have adopted Codes of Ethics pursuant to Rule 17j-1 under the 1940 Act. Employees subject to the Codes of Ethics may invest in securities for their personal investment accounts, including securities that may be purchased or held by the Fund. The Codes of Ethics are on public file with, and are available from, the SEC.

Administrator, Custodian, and Transfer Agent. SEI Investments Global Funds Services serves as administrator (the "Administrator") and Brown Brothers Harriman & Co. serves as custodian and transfer agent (the "Custodian") for the Fund. The Administrator's principal address is One Freedom Valley Drive, Oaks, Pennsylvania 19456 and the Custodian's principal address is 140 Broadway, New York, New York, 10005.

Under the Administration Agreement with the Trust, the Administrator provides necessary administrative, ~~legal, tax, and~~ accounting services, and financial reporting for the maintenance and operations of the Trust and the Fund. In addition, the Administrator makes available the office space, equipment, personnel, and facilities required to provide such services. As compensation for the foregoing services, the Administrator receives asset-based fees which are accrued daily and paid monthly by the Trust.

Under the ~~Custody~~Custodian and Transfer Agency Agreement with the Trust, the Custodian maintains in separate accounts cash, securities, and other assets of the Trust and the Fund, keeps all necessary accounts and records, and provides other services. The Custodian is required, upon the order of the Trust, to deliver securities held by it and to make payments for securities purchased by the Trust for the Fund. ~~Pursuant to a Transfer Agency and Service Agreement with the Trust, the~~The Custodian also acts as transfer agent for the Fund's authorized and issued shares of beneficial interest, and as dividend disbursing agent of the Trust. As compensation for the foregoing services, the Custodian receives certain out of pocket costs, transaction fees, and asset-based fees which are accrued daily and paid monthly by the Trust.

Distributor. SEI Investments Distribution Co. ("Distributor"), a wholly owned subsidiary of SEI Investments Company and an affiliate of the Administrator, is the distributor of shares of the Trust. Its principal address is One Freedom Valley Drive, Oaks, Pennsylvania 19456. The Distributor has entered into a Distribution Agreement with the Trust pursuant to which it distributes shares of the Fund. The Distribution Agreement will continue for two years from

its effective date and is renewable annually thereafter, provided that such annual continuance is approved by either (i) the vote of a majority of the Trustees of the Trust, or the vote of a majority of the outstanding voting securities of the shareholders and (ii) the vote of a majority of the Independent Trustees, cast in person at a meeting called for the purpose of voting on the approval. Shares are continuously offered for sale by the Fund through the Distributor only in Creation Units, as described in the applicable Prospectus and below in the Creation and Redemption of Creation Units section. Shares in less than Creation Units are not distributed by the Distributor. The Distributor will deliver the applicable Prospectus and, upon request, this SAI to persons purchasing Creation Units and will maintain records of both orders placed with it and confirmations of acceptance furnished by it. The Distributor is a broker-dealer registered under the 1934 Act and a member of the Financial Industry Regulatory Authority ("FINRA"). The Distributor is not affiliated with either LocalShares~~, Inc., nor~~ or any stock exchange.

The Distribution Agreement for the Fund will provide that it may be terminated at any time, without the payment of any penalty, on at least ~~thirty~~sixty (~~30~~60) days prior written notice to the other party (i) by vote of a majority of the ~~Independent Trustees~~trustees or (ii) by vote of a majority of the outstanding voting securities (as defined in the 1940 Act) of the Fund. The Distribution Agreement will terminate automatically in the event of its "assignment" (as defined in the 1940 Act).

The Distributor may also enter into agreements with securities dealers ("Soliciting Dealers") who will solicit purchases of Creation Units of shares. Such Soliciting Dealers may also be Authorized Participants (as defined below) or DTC Participants (as defined below).

Intermediary Compensation. LocalShares~~, Inc.~~ or its affiliates, out of their own resources and not out of Fund assets (*i.e.*, without additional cost to the Fund or its shareholders), may pay certain broker dealers, banks and other financial intermediaries ("Intermediaries") for certain activities related to the Fund, including marketing and education support and the sale of Fund shares. These arrangements are sometimes referred to as "revenue sharing" arrangements. Revenue sharing arrangements are not financed by the Fund, and thus, do not result in increased Fund expenses. They are not reflected in the fees and expenses listed in the fees and expenses sections of the Fund's Prospectus and they do not change the price paid by investors for the purchase of the Fund's shares or the amount received by a shareholder as proceeds from the redemption of Fund shares.

Such compensation may be paid to Intermediaries that provide services to the Fund, including marketing and education support (such as through conferences, webinars, and printed communications). Such compensation may also be paid to Intermediaries for inclusion of the Fund on a sales list, including a preferred or select sales list, in other sales programs. LocalShares~~, Inc.~~ periodically assesses the advisability of continuing to make these payments.

Payments to an Intermediary may be significant to the Intermediary, and amounts that Intermediaries pay to your adviser, broker or other investment professional, if any, may also be significant to such adviser, broker or investment professional. Because an Intermediary may make decisions about what investment options it will make available or recommend, and what services to provide in connection with various products, based on payments it receives or is eligible to receive, such payments create conflicts of interest between the Intermediary and its clients. For example, these financial incentives may cause the Intermediary to recommend the Fund over other investments. The same conflict of interest exists with respect to your financial adviser, broker or investment professionals if he or she receives similar payments from his or her Intermediary firm.

BROKERAGE TRANSACTIONS

The Sub-Adviser assumes general supervision over placing orders on behalf of the Fund for the purchase and sale of portfolio securities. In selecting the brokers or dealers for any transaction in portfolio securities, the Sub-Adviser's policy is to make such selection based on factors deemed relevant, including but not limited to, the breadth of the market in the security, the price of the security, the reasonableness of the commission or mark-up or mark-down, if any, execution capability, settlement capability, back office efficiency and the financial condition of the broker or dealer, both for the specific transaction and on a continuing basis. The overall reasonableness of brokerage commissions paid is evaluated by the Sub-Adviser based upon its knowledge of available information as to the general level of commissions paid by other institutional investors for comparable services. Brokers may also be selected because of their ability to handle special or difficult executions, such as may be involved in large block trades, less

liquid securities, broad distributions, or other circumstances. The Sub-Adviser does not consider the provision or value of research, products or services a broker or dealer may provide, if any, as a factor in the selection of a broker or dealer or the determination of the reasonableness of commissions paid in connection with portfolio transactions. The Trust has adopted policies and procedures that prohibit the consideration of sales of the Fund's shares as a factor in the selection of a broker or a dealer to execute its portfolio transactions.

ADDITIONAL INFORMATION CONCERNING THE TRUST

Shares. The Trust was established as a Delaware statutory trust on August 23, 2012. The Trust currently is comprised of one fund. The Fund issues shares of beneficial interest, with no par value. The Board may ~~designate~~add additional ~~funds~~portfolios to the Trust in the future. The Trust is registered with the SEC as an open-end management investment company.

Each share issued by the Fund has a pro rata interest in the assets of the Fund. Shares have no preemptive, exchange, subscription or conversion rights and are freely transferable. Each share is entitled to participate equally in dividends and distributions declared by the Board of Trustees with respect to the Fund, and in the net distributable assets of the Fund on liquidation.

Each share has one vote with respect to matters upon which a shareholder vote is required consistent with the requirements of the 1940 Act and the rules promulgated thereunder.

Under Delaware law, the Trust is not required to hold an annual meeting of shareholders unless required to do so under the 1940 Act. The policy of the Trust is not to hold an annual meeting of shareholders unless required to do so under the 1940 Act. All shares of the Fund have noncumulative voting rights for the Board. Under Delaware law, Trustees of the Trust may be removed by vote of the shareholders.

Following the creation of the initial Creation Unit(s) of shares of the Fund and immediately prior to the commencement of trading in the Fund's shares, a holder of shares may be a "control person" of the Fund, as defined in the 1940 Act. The Fund cannot predict the length of time for which one or more shareholders may remain a control person of the Fund.

Shareholders may make inquiries by writing to the Trust, c/o LocalShares, Inc. at 618 Church Street, Suite 220, Nashville, Tennessee 37219.

Absent an applicable exemption or other relief from the SEC or its staff, beneficial owners of more than 5% of the shares of the Fund may be subject to the reporting provisions of Section 13 of the 1934 Act and the SEC's rules promulgated thereunder. In addition, absent an applicable exemption or other relief from the SEC staff, officers and Trustees of the Fund and beneficial owners of 10% of the shares of the Fund ("Insiders") may be subject to the insider reporting, short-swing profit and short sale provisions of Section 16 of the 1934 Act and the SEC's rules promulgated thereunder. Beneficial owners and Insiders should consult with their own legal counsel concerning their obligations under Sections 13 and 16 of the 1934 Act.

Termination of the Trust or the Fund. The Trust or the Fund may be terminated by a majority vote of the Board of Trustees or the affirmative vote of a super majority of the holders of the Trust or the Fund entitled to vote on termination. Although the shares are not automatically redeemable upon the occurrence of any specific event, the Trust's organizational documents provide that the Board will have the unrestricted power to alter the number of shares in a Creation Unit. In the event of a termination of the Trust or the Fund, the Board, in its sole discretion, could determine to permit the shares to be redeemable in aggregations smaller than Creation Units or to be individually redeemable. In such circumstance, the Trust may make redemptions in-kind, for cash, or for a combination of cash or securities.

Role of DTC. DTC acts as Securities Depository for the Shares of the Trust. Shares of the Fund are represented by securities registered in the name of DTC or its nominee and deposited with, or on behalf of, DTC.

DTC, a limited-purpose trust company, was created to hold securities of its participants ("DTC Participants") and to facilitate the clearance and settlement of securities transactions among the DTC Participants in such securities through electronic book-entry changes in accounts of the DTC Participants, thereby eliminating the need for physical movement of securities' certificates. DTC Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own DTC. More specifically, DTC is owned by a number of its DTC Participants and by the NYSE, AMEX and FINRA. Access to the DTC system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a DTC Participant, either directly or indirectly ("Indirect Participants").

Beneficial ownership of shares is limited to DTC Participants, Indirect Participants and persons holding interests through DTC Participants and Indirect Participants. Ownership of beneficial interests in shares (owners of such beneficial interests are referred to herein as "Beneficial Owners") is shown on, and the transfer of ownership is effected only through, records maintained by DTC (with respect to DTC Participants) and on the records of DTC Participants (with respect to Indirect Participants and Beneficial Owners that are not DTC Participants). Beneficial Owners will receive from or through the DTC Participant a written confirmation relating to their purchase of shares. No Beneficial Owner shall have the right to receive a certificate representing such shares.

Conveyance of all notices, statements and other communications to Beneficial Owners is effected as follows. Pursuant to the Depositary Agreement between the Trust and DTC, DTC is required to make available to the Trust upon request and for a fee to be charged to the Trust a listing of the shares of the Fund held by each DTC Participant. The Trust shall inquire of each such DTC Participant as to the number of Beneficial Owners holding shares, directly or indirectly, through such DTC Participant. The Trust shall provide each such DTC Participant with copies of such notice, statement or other communication, in such form, number and at such place as such DTC Participant may reasonably request, in order that such notice, statement or communication may be transmitted by such DTC Participant, directly or indirectly, to such Beneficial Owners. In addition, the Trust shall pay to each such DTC Participant a fair and reasonable amount as reimbursement for the expenses attendant to such transmittal, all subject to applicable statutory and regulatory requirements.

Share distributions shall be made to DTC or its nominee, Cede & Co., as the registered holder of all shares of the Trust. DTC or its nominee, upon receipt of any such distributions, shall credit immediately DTC Participants' accounts with payments in amounts proportionate to their respective beneficial interests in shares of the Fund as shown on the records of DTC or its nominee. Payments by DTC Participants to Indirect Participants and Beneficial Owners of shares held through such DTC Participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in a "street name", and will be the responsibility of such DTC Participants.

The Trust has no responsibility or liability for any aspect of the records relating to or notices to Beneficial Owners, or payments made on account of beneficial ownership interests in such shares, or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests, or for any other aspect of the relationship between DTC and the DTC Participants or the relationship between such DTC Participants and the Indirect Participants and Beneficial Owners owning through such DTC Participants. DTC may decide to discontinue providing its service with respect to shares of the Trust at any time by giving reasonable notice to the Trust and discharging its responsibilities with respect thereto under applicable law. Under such circumstances, the Trust shall take action to find a replacement for DTC to perform its functions at a comparable cost.

CREATION & REDEMPTION OF CREATION UNITS

Creation. The Trust issues and sells shares of the Fund only in Creation Units on a continuous basis through the Distributor, without a sales load, at the NAV next determined after receipt, on any Business Day (as defined below), of an order in proper form.

Fund Deposit. The consideration for purchase of Creation Units of the Fund generally consists of the in-kind deposit of a designated portfolio of equity securities (the "Deposit Securities") and an amount of cash (the "Cash Component") computed as described below. The Deposit Securities generally consist of a representative sample of the securities in the LocalShares Nashville Index. Together, the Deposit Securities and the Cash Component constitute the

"Fund Deposit," which represents the minimum initial and subsequent investment amount for a Creation Unit of the Fund.

The Cash Component is sometimes also referred to as the "Balancing Amount." The Cash Component is an amount equal to the difference between the NAV of the shares (per Creation Unit) and the value of Deposit Securities. If the Cash Component is a positive number, the Authorized Participant will deliver the Cash Component. If the Cash Component is a negative number, the Authorized Participant will receive the Cash Component. The Cash Component does not include any stamp duty tax or other similar fees and expenses payable upon transfer of beneficial ownership of the Deposit Securities. These are the sole responsibility of the Authorized Participant.

The Fund, through the NSCC, makes available on each Business Day, prior to the opening of business on the applicable Listing Exchange (currently 9:30 a.m., Eastern time), the list of the names and the required number of shares of each Deposit Security to be included in the current Fund Deposit (based on information at the end of the previous Business Day) for the Fund.

Such Deposit Securities are applicable, subject to any adjustments as described below, in order to effect creations of Creation Units of the Fund until such time as the next-announced composition of the Deposit Securities is made available.

The identity and number of shares of the Deposit Securities required for a Fund Deposit for the Fund changes from time to time based on changes to the Index and other factors.

In addition, the Trust reserves the right to permit or require the substitution of an amount of cash (i.e., a "cash in lieu" amount) to be added to the Cash Component at its discretion. For example, cash may be substituted to replace any Deposit Security that may not be available in sufficient quantity for delivery or that may not be eligible for transfer through the systems of DTC or the Clearing Process (discussed below). The Trust also reserves the right to permit or require a "cash in lieu" amount where the delivery of the Deposit Security by the Authorized Participant (as described below) would be restricted under the securities laws or where the delivery of the Deposit Security to the Authorized Participant would result in the disposition of the Deposit Security by the Authorized Participant becoming restricted under the securities laws, or in other situations deemed appropriate by the Trust.

Procedures for Creation of Creation Units. To be eligible to place orders with the Distributor and to create a Creation Unit of the Fund, an entity must be: (i) a "Participating Party," i.e., a broker-dealer or other participant in the clearing process through the Continuous Net Settlement System of the NSCC (the "Clearing Process"), a clearing agency that is registered with the SEC; or (ii) a DTC Participant, and, in each case, must have executed an agreement with the Distributor with respect to creations and redemptions of Creation Units ("Participant Agreement"). A Participating Party and DTC Participant are collectively referred to as an "Authorized Participant." Investors should contact the Distributor for the names of Authorized Participants that have signed a Participant Agreement. All shares of the Fund, however created, will be entered on the records of DTC in the name of Cede & Co. for the account of a DTC Participant.

All orders to create shares must be placed for one or more Creation Units. Except as described herein, all orders to create Creation Units must be received by the Distributor no later than the closing time of the regular trading session on the applicable Listing Exchange ("Closing Time") (ordinarily 4:00 p.m., Eastern time) on the date such orders are placed in order for creation of Creation Units to be effected based on the NAV of shares of the Fund as next determined on such date after receipt of the order in proper form. The date on which an order to create Creation Units is placed is referred to as the "Transmittal Date." Orders must be transmitted by an Authorized Participant by telephone or other transmission method acceptable to the Distributor pursuant to procedures set forth in the Participant Agreement, as described below, which procedures may change from time to time without notice at the discretion of the Trust. Economic or market disruptions or changes, or telephone or other communication failure, may impede the ability to reach the Distributor or an Authorized Participant.

All orders to create Creation Units through an Authorized Participant shall be placed with an Authorized Participant, in the form required by such Authorized Participant. In addition, the Authorized Participant may request the investor to make certain representations or enter into agreements with respect to the order, e.g., to provide for payments of cash, when required. Investors should be aware that their particular broker may not have executed a Participant

Agreement and, therefore, orders to create Creation Units of the Fund have to be placed by each investor's broker through an Authorized Participant that has executed a Participant Agreement. In such cases, there may be additional charges to such investor. At any given time, there may be only a limited number of broker-dealers that have executed a Participant Agreement and only a small number of such Authorized Participants may have international capabilities.

Those placing orders for Creation Units of the Fund through the Clearing Process should afford sufficient time to permit proper submission of the order to the Distributor prior to the Closing Time on the Transmittal Date. Orders for Creation Units of the Fund that are effected outside the Clearing Process are likely to require transmittal by the DTC Participant earlier on the Transmittal Date than orders effected using the Clearing Process. Those persons placing orders outside the Clearing Process should ascertain the deadlines applicable to DTC and the Federal Reserve Bank wire system by contacting the operations department of the broker or depository institution effectuating such transfer of Deposit Securities and the Cash Component.

Placement of Creation Orders for the Fund Using the Clearing Process. The Clearing Process is a process commonly used to create or redeem Creation Units of the Fund. Fund Deposits made through the Clearing Process must be delivered through a Participating Party that has executed a Participant Agreement. The Participant Agreement authorizes the Distributor to transmit through the Custodian to NSCC, on behalf of the Participating Party, such trade instructions as are necessary to effect the Participating Party's creation order. Pursuant to such trade instructions to NSCC, the Participating Party agrees to deliver the requisite Deposit Securities and the Cash Component to the Trust, together with such additional information as may be required by the Distributor. An order to create Creation Units through the Clearing Process is deemed received by the Distributor on the Transmittal Date if: (i) such order is received by the Distributor not later than the Closing Time on such Transmittal Date; and (ii) all other procedures set forth in the Participant Agreement are properly followed.

Placement of Creation Orders for the Fund Outside the Clearing Process. Fund Deposits made outside the Clearing Process must be delivered through a DTC Participant that has executed a Participant Agreement. A DTC Participant who wishes to place an order creating Creation Units to be effected outside the Clearing Process does not need to be a Participating Party, but such orders must state that the DTC Participant is not using the Clearing Process and that the creation of Creation Units will instead be effected through a transfer of securities and cash directly through DTC. The Fund Deposit transfer must be ordered by the DTC Participant on the Transmittal Date in a timely fashion so as to ensure the delivery of the requisite number of Deposit Securities through DTC to the account of the Fund by no later than 2:00 p.m., Eastern time, on the "Settlement Date." The Settlement Date is typically the third Business Day following the Transmittal Date. The Fund reserves the right to settle transactions on a basis other than "T" plus three Business Days (i.e., days on which the NYSE is open) ("T+3"). In certain cases Authorized Participants will create and redeem Creation Units of the Fund on the same trade date. In these instances, the Trust reserves the right to settle these transactions on a net basis.

All questions as to the number of Deposit Securities to be delivered, and the validity, form and eligibility (including time of receipt) for the deposit of any tendered securities, will be determined by the Trust, whose determination shall be final and binding. The amount of cash equal to the Cash Component must be transferred directly to the Custodian through the Federal Reserve Bank wire transfer system in a timely manner so as to be received by the Custodian no later than 2:00 p.m., Eastern time, on the Settlement Date. An order to create Creation Units outside the Clearing Process is deemed received by the Distributor on the Transmittal Date if: (i) such order is received by the Distributor not later than the Closing Time on such Transmittal Date; and (ii) all other procedures set forth in the Participant Agreement are properly followed. However, if the Custodian does not receive both the required Deposit Securities and the Cash Component by 2:00 p.m. on the Settlement Date, such order may be canceled. Upon written notice to the Distributor, such canceled order may be resubmitted the following Business Day using a Fund Deposit as newly constituted to reflect the then-current NAV of the Fund. The delivery of Creation Units so created generally will occur no later than the Settlement Date.

Creation Units of the Fund may be created in advance of receipt by the Trust of all or a portion of the applicable Deposit Securities as described below. In these circumstances, the initial deposit will have a value greater than the NAV of the shares on the date the order is placed in proper form since, in addition to available Deposit Securities, cash must be deposited in an amount equal to the sum of (i) the Cash Component, plus (ii) at least 102%, which the Trust may change from time to time, of the market value of the undelivered Deposit Securities (the "Additional Cash Deposit") with the Fund pending delivery of any missing Deposit Securities.

If an Authorized Participant determines to post an additional cash deposit as collateral for any undelivered Deposit Securities, such Authorized Participant must deposit with the Custodian the appropriate amount of federal funds by 2:00 p.m., Eastern time, on the date of requested settlement. If the Authorized Participant does not place its purchase order by the closing time or the Custodian does not receive federal funds in the appropriate amount by such time, then the order may be deemed to be rejected and the Authorized Participant shall be liable to the Fund for losses, if any, resulting therefrom. An additional amount of cash shall be required to be deposited with the Custodian, pending delivery of the missing Deposit Securities to the extent necessary to maintain the Additional Cash Deposit with the Trust in an amount at least equal to 102%, which the Trust may change from time to time, of the daily marked-to-market value of the missing Deposit Securities. To the extent that missing Deposit Securities are not received by 2:00 p.m., Eastern time, on the Settlement Date or in the event a marked-to-market payment is not made within one Business Day following notification by the Distributor that such a payment is required, the Trust may use the cash on deposit to purchase the missing Deposit Securities.

Authorized Participants will be liable to the Trust for the costs incurred by the Trust in connection with any such purchases. These costs will be deemed to include the amount by which the actual purchase price of the Deposit Securities exceeds the market value of such Deposit Securities on the transmittal date plus the brokerage and related transaction costs associated with such purchases. The Trust will return any unused portion of the Additional Cash Deposit once all of the missing Deposit Securities have been properly received by the Custodian or purchased by the Trust and deposited into the Trust. In addition, a transaction fee, as listed below, will be charged in all cases. The delivery of Creation Units so created generally will occur no later than the Settlement Date.

Cash Purchases. When, in the sole discretion of the Trust, cash purchases of Creation Units of shares are available or specified for the Fund, such purchases shall be effected in essentially the same manner as in-kind purchases thereof. In the case of a cash purchase, the Authorized Participant must pay the cash equivalent of the Deposit Securities it would otherwise be required to provide through an in-kind purchase, plus the same Cash Component required to be paid by an in-kind purchaser. In addition, to offset the Trust's brokerage and other transaction costs associated with using the cash to purchase the requisite Deposit Securities, the Authorized Participant must pay the Transaction Fees required for the Fund.

Acceptance of Orders for Creation Units. The Trust reserves the absolute right to reject or revoke acceptance of a creation order transmitted to it by the Distributor in respect of the Fund. Orders may be rejected and acceptance may be revoked if, for example: (i) the order is not in proper form; (ii) the investor(s), upon obtaining the shares ordered, would own 80% or more of the currently outstanding shares of the Fund; (iii) the Deposit Securities delivered are not as disseminated through the facilities of the NSCC for that date by the Fund as described above; (iv) acceptance of the Deposit Securities would have certain adverse tax consequences to the Fund; (v) acceptance of the Fund Deposit would, in the opinion of counsel, be unlawful; (vi) acceptance of the Fund Deposit would otherwise, in the discretion of the Trust or LocalShares, Inc., have an adverse effect on the Trust or the rights of beneficial owners; or (vii) in the event that circumstances outside the control of the Trust, the Custodian, the Distributor or LocalShares, Inc. make it for all practical purposes impossible to process creation orders. Examples of such circumstances include acts of God; public service or utility problems such as fires, floods, extreme weather conditions and power outages resulting in telephone, telecopy and computer failures; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the Trust, LocalShares, Inc., the Distributor, DTC, NSCC, the Custodian or a sub-custodian or any other participant in the creation process and similar extraordinary events. The Distributor shall notify a prospective creator of a Creation Unit and/or the Authorized Participant acting on behalf of the creator of a Creation Unit of its rejection of the order of such person. The Trust, the Custodian, a sub-custodian and the Distributor are under no duty, however, to give notification of any defects or irregularities in the delivery of Fund Deposits nor shall any of them incur any liability for the failure to give any such notification.

All questions as to the number of shares of each security in the Deposit Securities and the validity, form, eligibility and acceptance for deposit of any securities to be delivered shall be determined by the Trust, and the Trust's determination shall be final and binding.

Creation Transaction Fee. The Fund imposes a "Transaction Fee" on investors purchasing or redeeming Creation Units. For this reason, investors purchasing or redeeming through the DTC process generally will pay a higher Transaction Fee than will investors doing so through the NSCC process. The purpose of the Transaction Fee is to protect the existing shareholders of the Fund from the dilutive costs associated with the purchase and redemption of Creation Units. Where the Fund permits an in-kind purchaser to deposit cash in lieu of depositing one or more Deposit Securities, the purchaser may be assessed a higher Transaction Fee to offset the transaction cost to the Fund of buying those particular Deposit Securities. Transaction Fees will differ for the Fund, depending on the transaction expenses related to the Fund's portfolio securities. Every purchaser of a Creation Unit will receive a Prospectus that contains complete disclosure about the Transaction Fee, including the maximum amount of the Transaction Fee charged by the Fund. Investors who use the services of a broker or other such intermediary may be charged a fee for such services.

The following table sets forth the approximate value of one Creation Unit per Fund, and the standard and maximum creation transaction fee for the Fund. These fees may be changed by the Trust.

Name of Fund		Standard Creation Transaction Fee		Maximum Creation Transaction Fee
NashvilleETF		**$500**		**$500**

Placement of Redemption Orders for the Fund Using the Clearing Process. Orders to redeem Creation Units of the Fund through the Clearing Process must be delivered through a Participating Party that has executed the Participant Agreement. Except as described herein, an order to redeem Creation Units using the Clearing Process is deemed received by the Trust on the Transmittal Date if: (i) such order is received by the Custodian (in its capacity as Transfer Agent) not later than the Closing Time on such Transmittal Date, and (ii) all other procedures set forth in the Participant Agreement are properly followed. Such order will be effected based on the NAV of the Fund as next determined. The requisite Fund Securities and the Cash Redemption Amount generally will be transferred by the third NSCC Business Day following the date on which such request for redemption is deemed received.

Placement of Redemption Orders for the Fund Outside the Clearing Process. Orders to redeem Creation Units of the Fund outside the Clearing Process must be delivered through a DTC Participant that has executed the Participant Agreement. An order to redeem Creation Units outside the Clearing Process is deemed received by the Trust on the Transmittal Date if: (i) such order is received by the Custodian (in its capacity as Transfer Agent) not later than the Closing Time on such Transmittal Date; (ii) such order is accompanied or followed by the requisite number of shares of the Fund specified in such order, which delivery must be made through DTC to the Custodian no later than 11:00 a.m., Eastern time, on the contracted settlement date; and (iii) all other procedures set forth in the Participant Agreement are properly followed. After the Trust has deemed an order for redemption outside the Clearing Process received, the Trust will initiate procedures to transfer the requisite Fund Securities which are expected to be delivered within three Business Days and the Cash Redemption Amount to the Authorized Participant on behalf of the redeeming Beneficial Owner by the Settlement Date. In certain cases Authorized Participants will redeem and create Creation Units of the Fund on the same trade date. In these instances, the Trust reserves the right to settle these transactions on a net basis.

To the extent contemplated by an Authorized Participant's agreement, in the event the Authorized Participant has submitted a redemption request in proper form but is unable to transfer all or part of the Creation Unit to be redeemed to the Fund's Transfer Agent, the Transfer Agent will nonetheless accept the redemption request in reliance on the undertaking by the Authorized Participant to deliver the missing shares as soon as possible. Such undertaking shall be secured by the Authorized Participant's delivery and maintenance of collateral consisting of cash having a value (marked to market daily) at least equal to 110%, which LocalShares, Inc. may change from time to time, of the value of the missing shares.

The current procedures for collateralization of missing shares require, among other things, that any cash collateral shall be in the form of U.S. dollars in immediately available funds and shall be held by the Custodian and marked to market daily, and that the fees of the Custodian and any sub-custodians in respect of the delivery, maintenance and redelivery of the cash collateral shall be payable by the Authorized Participant. The Authorized Participant's agreement will permit the Trust, on behalf of the Fund, to purchase the missing shares or acquire the Deposit Securities and the Cash Component underlying such shares at any time and will subject the Authorized Participant to liability for any shortfall between the cost to the Trust of purchasing such shares, Deposit Securities or Cash Component and the value of the collateral.

The calculation of the value of the Fund Securities and the Cash Redemption Amount to be delivered upon redemption will be made by the Custodian according to the procedures set forth under Determination of NAV computed on the Business Day on which a redemption order is deemed received by the Trust. Therefore, if a redemption order in proper form is submitted to the Custodian by a DTC Participant not later than the Closing Time on the Transmittal Date, and the requisite number of shares of the relevant Fund are delivered to the Custodian prior to the DTC cut-off time, then the value of the Fund Securities and the Cash Redemption Amount to be delivered will be determined by the Custodian on such Transmittal Date. If, however, a redemption order is submitted to the Custodian by a DTC Participant not later than the Closing Time on the Transmittal Date but either (i) the requisite number of shares of the relevant Fund are not delivered by the DTC cut-off-time on such Transmittal Date, or (ii) the redemption order is not submitted in proper form, then the redemption order will not be deemed received as of the Transmittal Date. In such case, the value of the Fund Securities and the Cash Redemption Amount to be delivered will be computed on the Business Day that such order is deemed received by the Trust on which the shares of the relevant Fund are delivered through DTC to the Custodian by the DTC cut-off-time on such Business Day pursuant to a properly submitted redemption order.

The Fund may pay out the proceeds of redemptions of Creation Units solely in cash or through any combination of cash, money market securities or fixed-income securities. In addition, an investor may request a redemption in cash that the Fund may, in its sole discretion, permit. In either case, the investor will receive a cash payment equal to the NAV of its shares based on the NAV of shares of the Fund next determined after the redemption request is received in proper form (minus a redemption transaction fee and additional charge for requested cash redemptions specified above, to offset the Trust's brokerage and other transaction costs associated with the disposition of Fund Securities). The Fund may also, in its sole discretion, upon request of a shareholder, provide such redeemer a portfolio of securities that differs from the exact composition of the Fund Securities but does not differ in NAV.

Redemptions of shares for Fund Securities will be subject to compliance with applicable federal and state securities laws and the Fund (whether or not it otherwise permits cash redemptions) reserves the right to redeem Creation Units for cash to the extent that the Trust could not lawfully deliver specific Fund Securities upon redemptions or could not do so without first registering the Fund Securities under such laws. An Authorized Participant or an investor for which it is acting subject to a legal restriction with respect to a particular stock included in the Fund Securities applicable to the redemption of a Creation Unit may be paid an equivalent amount of cash. The Authorized Participant may request the redeeming Beneficial Owner of the shares to complete an order form or to enter into agreements with respect to such matters as compensating cash payment.

Cash Redemptions. In the event that, in the sole discretion of the Trust, cash redemptions are permitted or required by the Trust, proceeds will be paid to the Authorized Participant redeeming shares on behalf of the redeeming investor as soon as practicable after the date of redemption.

In-Kind Redemptions. The ability of the Trust to effect in-kind creations and redemptions is subject, among other things, to the condition that, within the time period from the date of the order to the date of delivery of the securities, there are no days that are holidays in the applicable foreign market. For every occurrence of one or more intervening holidays in the applicable foreign market that are not holidays observed in the U.S. equity market, the redemption settlement cycle may be extended by the number of such intervening holidays. In addition to holidays, other unforeseeable closings in a foreign market due to emergencies may also prevent the Trust from delivering securities within the normal settlement period. The Fund will not suspend or postpone redemption beyond seven days, except as permitted under Section 22(e) of the 1940 Act. Section 22(e) provides that the right of redemption may be suspended or the date of payment postponed with respect to the Fund (1) for any period during which the New York Stock Exchange ("NYSE") is closed (other than customary weekend and holiday closings); (2) for any period during which trading on the NYSE is suspended or restricted; (3) for any period during which an emergency exists as a result of which disposal of the shares of the Fund's portfolio securities or determination of its net asset value is not reasonably practicable; or (4) in such other circumstance as is permitted by the SEC.

TAXES

The following discussion is a general summary of the material U.S. federal income tax considerations applicable to the Fund and to an investment in the Fund. This summary does not purport to be a complete description of the income tax considerations applicable to the Fund or to investors in such an investment. For example, this summary does not describe tax consequences that are assumed to be generally known by investors or certain considerations that may be relevant to certain types of holders subject to special treatment under U.S. federal income tax laws, including shareholders subject to the alternative minimum tax, tax-exempt organizations, insurance companies, dealers in securities, pension plans and trusts, financial institutions, U.S. shareholders whose functional currency is not the U.S. dollar, persons who mark-to-market our shares and persons who hold our shares as part of a "straddle," "hedge" or "conversion" transaction. This summary assumes that investors hold shares of our common stock as capital assets (within the meaning of the Code). The discussion is based upon the Code, Treasury regulations, and administrative and judicial interpretations, each as of the date of this prospectus and all of which are subject to change, possibly retroactively, which could affect the continuing validity of this discussion. The Fund has not sought and does not intend to seek any ruling from the Internal Revenue Service, or the IRS, regarding any offer and sale of our common stock under this prospectus. This summary does not discuss any aspects of U.S. estate or gift tax or foreign, state or local tax. It does not discuss the special treatment under U.S. federal income tax laws that could result if the Fund invested in tax-exempt securities or certain other investment assets. Shareholders should consult their own tax advisers regarding their particular situation and the possible application of foreign, state, and local tax laws.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) invests in the Fund, the tax treatment of a partner or member of the partnership will generally depend upon the status of the partner and the activities of the partnership. A prospective investor that is a partner in a partnership investing in the Fund should consult his, her or its tax advisers with respect to the purchase, ownership and disposition of an investment in the Fund.

Qualification as a Regulated Investment Company. The Fund intends to elect to be treated and qualify each year as a RIC under Subchapter M of the Code. As a RIC, the Fund generally is not subject to corporate-level U.S. federal income taxes on any income that it distributes to its shareholders from its tax earnings and profits. In order to qualify for the special tax treatment accorded RICs and their shareholders, the Fund must, among other things:

(a) derive at least 90% of its gross income each year from (i) dividends, interest, payments with respect to securities loans, gains from the sale or other disposition of stock or securities or foreign currencies, or other income (including but not limited to gains from options, futures or forward contracts) derived with respect to its business of investing in such stock, securities or currencies, and (ii) net income derived from interests in "qualified publicly traded partnerships", or the 90% Income Test;

(b) diversify its holdings so that, at the end of each quarter of its taxable year, (i) at least 50% of the market value of the Fund's total assets consists of cash and cash items, U.S. Government securities, securities of other RICs and other securities, if such other securities do not represent more than 5% of the value of the Fund's total assets or more than 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of the Fund's total assets is invested in (1) the securities (other than those of the U.S. Government or other RICs) of any one issuer or two or more issuers that are controlled by the Fund and that are engaged in the same, similar or related trades or businesses or (2) the securities of one or more qualified publicly traded partnerships, or the Diversification Tests; and

(c) distribute with respect to each taxable year at least 90% of its investment company taxable income (as that term is defined in the Code without regard to the deduction for dividends paid – generally taxable ordinary income and the excess, if any, of realized net short-term capital gains over realized net long-term capital losses) and net tax-exempt interest income, or the Annual Distribution Requirement.

To the extent that the Fund invests in entities treated as partnerships for U.S. federal income tax purposes (other than a "qualified publicly traded partnership"), the Fund generally must include the items of gross income derived by the partnerships for purposes of the 90% Income Test, and the income that is derived from a partnership (other than a "qualified publicly traded partnership") will be treated as qualifying income for purposes of the 90% Income Test only to the extent that such income is attributable to items of income of the partnership which would be qualifying income if realized by the Fund directly. In addition, the Fund generally must take into account its proportionate share of the assets held by partnerships (other than a "qualified publicly traded partnership") in which it is a partner for purposes of the Diversification Tests.

For purposes of these tests, a "qualified publicly traded partnership" generally is a partnership (i) interests in which are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof, (ii) that derives at least 90% of its income from the passive income sources specified in Code section 7704(d), and (iii) that derives less than 90% of its income from the qualifying income described in (a)(i) of the prior paragraph.

The U.S. Treasury Department has authority to issue regulations that would exclude foreign currency gains from the 90% test described in (a) above if such gains are not directly related to a fund's business of investing in stock or securities. Accordingly, regulations may be issued in the future that could treat some or all of the Fund's non-U.S. currency gains as non-qualifying income, thereby potentially jeopardizing the Fund's status as a RIC for all years to which the regulations are applicable.

Taxation of the Fund

If the Fund qualifies as a RIC, the Fund will not be subject to federal income tax on income and gains that are distributed in a timely manner to its shareholders in the form of dividends.

If the Fund fails to satisfy the 90% Income Test in any taxable year, the Fund may be eligible for relief provisions if the failures are due to reasonable cause and not willful neglect and if a penalty tax is paid with respect to each failure to satisfy the applicable requirements. If these relief provisions are not available to the Fund for any year in which it fails to qualify as a RIC, all of its taxable income will be subject to tax at regular corporate rates without any deduction for distributions to shareholders, and its distributions (including capital gains distributions) generally will be taxable as ordinary income dividends to its shareholders, subject to the dividends-received deduction for corporate shareholders and lower tax rates on qualified dividend income for individual shareholders. In addition, the Fund could be required to recognize unrealized gains, pay substantial taxes and interest and make substantial distributions before requalifying as a RIC that is accorded special tax treatment.

The Fund intends to distribute at least annually to its shareholders substantially all of its investment company taxable income and its net capital gains. Investment company taxable income that is retained by the Fund will be subject to tax at regular corporate rates. If the Fund retains any net capital gain, that gain will be subject to tax at corporate rates, but the Fund may designate the retained amount as undistributed capital gains in a notice to its shareholders who (i) will be required to include in income for federal income tax purposes, as long-term capital gain, their shares of such undistributed amount, and (ii) will be entitled to credit their proportionate shares of the tax paid by the Fund on such undistributed amount against their federal income tax liabilities, if any, and to claim refunds on a properly filed U.S. tax return to the extent the credit exceeds such liabilities. For federal income tax purposes, the tax basis of shares owned by a shareholder of the Fund will be increased by an amount equal to the difference between the amount of undistributed capital gains included in the shareholder's gross income and the tax deemed paid by the shareholder under clause (ii) of the preceding sentence.

Congress passed the RIC Modernization Act on December 22, 2010 (the "RIC Mod Act") which makes certain beneficial changes for RICs and their shareholders, some of which are referenced below. In general, the RIC Mod Act contains simplification provisions effective for taxable years beginning after December 22, 2010, which are aimed at preventing disqualification of a RIC for "inadvertent" failures of the Diversification Tests and/or the qualifying income tests. Additionally, the RIC Mod Act allows capital losses to be carried forward indefinitely, and retain the character of the original loss, exempts RICs from the preferential dividend rule, and repealed the 60-day designation requirement for certain types of income and gains.

Deferral of Late Year Losses. As a result of the RIC Mod Act, the Fund may elect to treat part or all of any "qualified late year loss" as if it had been incurred in the succeeding taxable year in determining the Fund's taxable income, net capital gain, net short-term capital gain, and earnings and profits. The effect of this election is to treat any such "qualified late year loss" as if it had been incurred in the succeeding taxable year in characterizing Fund distributions for any calendar. A "qualified late year loss" generally includes net capital loss, net long-term capital loss, or net short-term capital loss incurred after October 31 of the current taxable year (commonly referred to as "post-October losses") and certain other late-year losses.

Capital Loss Carryovers. The RIC Mod Act changed the treatment of capital loss carryovers for RICs. The new rules are similar to those that apply to capital loss carryovers of individuals are made applicable to RICs and provide that such losses are carried over by the Fund indefinitely. Thus, if the Fund has a "net capital loss" (that is, capital losses in excess of capital gains), the excess of the Fund's net short-term capital losses over its net long-term capital gains is treated as a short-term capital loss arising on the first day of such Fund's next taxable year, and the excess (if any) of the Fund's net long-term capital losses over its net short-term capital gains is treated as a long-term capital loss arising on the first day of the Fund's next taxable year. The carryover of capital losses may be limited under the general loss limitation rules if the Fund experiences an ownership change as defined in the Code.

Foreign Investments. Income received by the Fund from sources within foreign countries (including, for example, dividends or interest on stock or securities of non-U.S. issuers) may be subject to withholding and other taxes imposed by such countries. Tax treaties between such countries and the U.S. may reduce or eliminate such taxes. Based on their investment objectives and strategies, it is not expected that the Fund will be able to pass-through foreign tax credits or deductions to its shareholders.

Certain Excise Taxes. If the Fund fails to distribute in a calendar year an amount at least equal to the sum of 98% of its ordinary income for such year and 98.2% of its capital gain net income for the one-year period ending October 31 of such year, plus any retained amount from the prior year, the Fund will be subject to a non-deductible 4% excise tax on the undistributed amount. For these purposes, the Fund will be treated as having distributed any amount on which it has been subject to corporate income tax for the taxable year ending within the calendar year. A dividend paid to shareholders in January of a year generally is deemed to have been paid by the Fund on December 31 of the preceding year if the dividend was declared and payable to shareholders of record on a date in October, November, or December of that preceding year. The Fund intends to declare and pay dividends and distributions in the amounts and at the times necessary to avoid the application of the 4% excise tax, although there can be no assurance that it will be able to do so.

Taxation of Shareholders

Fund Distributions. Distributions are taxable whether shareholders receive them in cash or reinvest them in additional shares. Moreover, distributions on the Fund's shares are generally subject to federal income tax as described herein to the extent they do not exceed the Fund's realized income and gains, even though such dividends and distributions may economically represent a return of a particular shareholder's investment. Such distributions are likely to occur in respect of shares purchased at a time when the Fund's NAV reflects gains that are either unrealized, or realized but not distributed. Such realized gains may be required to be distributed even when the Fund's NAV also reflects unrealized losses.

Distributions by the Fund of investment income are generally taxable as ordinary income. Taxes on distributions of capital gains are determined by how long the Fund owned the investments that generated those gains, rather than how long a shareholder has owned his or her Fund shares. Distributions of net capital gains from the sale of investments that the Fund owned for more than one year and that are properly designated by the Fund as capital gain dividends ("Capital Gain Dividends") will be taxable as long-term capital gains. Distributions from capital gains are generally made after applying any available capital loss carryovers. Long-term capital gain rates applicable to individuals are generally 15%, with a higher rate of 20% applying to individuals with income exceeding $400,000 ($450,000 if married and filing jointly) and a rate of 0% applying to taxpayers in the 10% and 15% rate brackets. Distributions of gains from the sale of investments that the Fund owned for one year or less will be taxable as ordinary income.

Distributions of investment income designated by the Fund in a written statement furnished to our shareholders as derived from qualified dividend income will be treated as qualified dividend income by a shareholder taxed as an individual, provided the shareholder meets the holding period and other requirements with respect to the Fund's shares. If the aggregate qualified dividends received by the Fund during any taxable year are 95% or more of its gross income (excluding net long-term capital gain over net short-term capital loss), then 100% of the Fund's dividends (other than dividends properly designated as Capital Gain Dividends) will be eligible to be treated as qualified dividend income. Moreover, in order for some portion of the dividends received by the Fund shareholder to be "qualified dividend income," the Fund making the distribution must meet certain holding period and other requirements with respect to some portion of the dividend-paying stocks in its portfolio.

For purposes of the foregoing, a dividend generally will not be treated as a qualifying dividend (1) if the stock on which the dividend is paid is considered to be "debt-financed" (generally, acquired with borrowed funds), (2) if it has been received with respect to any share of stock that has been held for less than 46 days during the 91-day period beginning on the date that is 45 days before the date on which the share becomes ex-dividend with respect to such dividend (91 days during the 181-day period beginning 90 days before the ex-dividend date in the case of certain preferred stock) or (3) to the extent that the dividend recipient is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property. Dividends of net investment income received by corporate shareholders of the Fund will qualify for the 70% dividends-received deduction generally available to corporations to the extent of the amount of qualifying dividends received by the Fund from domestic corporations for the taxable year. The dividends-received deduction, however, may be disallowed or reduced by application of certain provisions of the Code.

Although the Fund currently intends to distribute any long-term capital gain at least annually, it may in the future decide to retain some or all of its long-term capital gain, but designate the retained amount as a "deemed distribution." In that case, among other consequences, the Fund will pay tax on the retained amount, each shareholder will be required to include his, her or its proportionate share of the deemed distribution in income as if it had been actually distributed to the shareholder, and the shareholder will be entitled to claim a credit equal to his, her or its allocable share of the tax paid thereon by the Fund. The amount of the deemed distribution net of such tax will be added to the shareholder's tax basis for his, her or its common stock. Since the Fund expects to pay tax on any retained capital gain at its regular corporate tax rate, and since that rate is in excess of the maximum rate currently payable by individuals on net capital gain, the amount of tax that individual stockholders will be treated as having paid and for which they will receive a credit will exceed the tax they owe on the retained net capital gain. Such excess generally may be claimed as a credit against the shareholder's other U.S. federal income tax obligations or may be refunded to the extent it exceeds a shareholder's liability for U.S. federal income tax. A shareholder that is not subject to U.S. federal income tax or otherwise required to file a U.S. federal income tax return would be required to file a U.S. federal income tax return on the appropriate form in order to claim a refund for the taxes paid by the Fund. In order to utilize the deemed distribution approach, the Fund must provide written notice to its shareholders prior to the expiration of 60 days after the close of the relevant taxable year. The Fund cannot treat any of its investment company taxable income as a "deemed distribution."

To the extent that the Fund makes a distribution of income received by the Fund in lieu of dividends (a "substitute payment") with respect to securities on loan pursuant to a securities lending transaction, such income will not constitute qualified dividend income to individual shareholders and will not be eligible for the dividends-received deduction for corporate shareholders.

If the Fund makes distributions to a shareholder in excess of the Fund's current and accumulated earnings and profits in any taxable year, the excess distribution will be treated as a return of capital to the extent of the shareholder's tax basis in its shares, and thereafter as capital gain. A return of capital is not taxable, but reduces a shareholder's tax basis in its shares, thus reducing any loss or increasing any gain on a subsequent taxable disposition by the shareholder of its shares.

The Fund will send to each of its shareholders, as promptly as possible after the end of each calendar year, a written statement detailing, on a per share and per distribution basis, the amounts includible in such shareholder's taxable income for such year as ordinary income and as long-term capital gain. In addition, the U.S. federal tax status of each year's distributions generally will be reported to the IRS (including the amount of dividends, if any, eligible for the 20% maximum rate). Distributions may also be subject to additional state, local and foreign taxes depending on a U.S. stockholder's particular situation.

Sale or Exchange of Shares. A sale or exchange of shares in the Fund may give rise to a gain or loss. In general, any gain or loss realized upon a taxable disposition of shares will be treated as long-term capital gain or loss if the shares have been held for more than 12 months. Otherwise, the gain or loss on the taxable disposition of shares will be treated as short-term capital gain or loss. However, any loss realized upon a taxable disposition of shares held for six months or less will be treated as long-term, rather than short-term, to the extent of any long-term capital gain distributions received (or deemed received) by the shareholder with respect to the shares. All or a portion of any loss realized upon a taxable disposition of shares will be disallowed if other substantially identical shares of the Fund are purchased within 30 days before or after the disposition. In such a case, the basis of the newly purchased shares will be adjusted to reflect the disallowed loss.

Backup Withholding. The Fund (or financial intermediaries, such as brokers, through which a shareholder holds Fund shares) generally is required to withhold and to remit to the U.S. Treasury a percentage of the taxable distributions and sale or redemption proceeds paid to any shareholder who fails to properly furnish a correct taxpayer identification number, who has under-reported dividend or interest income, or who fails to certify that he, she or it is not subject to such withholding. An individual's taxpayer identification number is his or her social security number. The backup withholding tax rate is 28% for amounts paid through 2012. Backup withholding tax is not an additional tax, and any amount withheld may be refunded or credited against the U.S. stockholder's U.S. federal income tax liability, provided that proper information is timely provided to the IRS.

Non-U.S. Shareholders. In general, dividends other than Capital Gain Dividends paid by the Fund to a shareholder that is not a "U.S. person" within the meaning of the Code are subject to withholding of U.S. federal income tax at a rate of 30% (or lower applicable treaty rate) even if they are funded by income or gains (such as portfolio interest, short-term capital gains, or foreign-source dividend and interest income) that, if paid to a non-U.S. person directly, would not be subject to withholding.

A beneficial holder of shares who is a non-U.S. person is not, in general, subject to U.S. federal income tax on gains (and is not allowed a U.S. income tax deduction for losses) realized on a sale of shares of the Fund or on Capital Gain Dividends unless (i) such gain or dividend is effectively connected with the conduct of a trade or business carried on by such holder within the United States or (ii) in the case of an individual holder, the holder is present in the United States for a period or periods aggregating 183 days or more during the year of the sale or the receipt of the Capital Gain Dividend and certain other conditions are met.

Distributions of "investment company taxable income" and net capital gain (including deemed distributions) to non-U.S. persons, and gain realized by non-U.S. persons upon the sale of the Fund's common stock that is "effectively connected" with a U.S. trade or business carried on by the non-U.S. person (or if an income tax treaty applies, attributable to a "permanent establishment" in the United States), will be subject to U.S. federal income tax at the graduated rates applicable to U.S. citizens, residents and domestic corporations. Corporate non-U.S. shareholders may also be subject to an additional branch profits tax at a rate of 30% imposed by the Code (or lower rate provided by an applicable treaty).

The tax consequences to a non-U.S. shareholder entitled to claim the benefits of an applicable tax treaty may differ from those described herein. Non-U.S. shareholders are advised to consult their own tax advisers with respect to the particular tax consequences to them of an investment in the Fund's shares. A non-U.S. shareholder who is a nonresident alien individual may be subject to information reporting and backup withholding of U.S. federal income tax on dividends unless the non-U.S. shareholder provides the Fund or the dividend paying agent with an IRS Form W-8BEN (or an acceptable substitute form) or otherwise meets documentary evidence requirements for establishing that it is a non-U.S. shareholder or otherwise establishes an exemption from backup withholding. Backup withholding is not an additional tax. Any amounts withheld may be credited against the shareholder's U.S. federal income tax liability, provided the appropriate information is furnished to the Internal Revenue Service.

For taxable years beginning after December 31, 2013, if certain disclosure requirements related to U.S. accounts or ownership are not satisfied, a U.S. withholding tax at a 30% rate will be imposed on dividends received by U.S. stockholders that own their stock through foreign accounts or foreign intermediaries. In addition, for taxable years beginning after December 31, 2014, if certain disclosure requirements related to U.S. accounts or ownership are not satisfied, a U.S. withholding tax at a 30% rate will be imposed on proceeds of sale in respect of our stock received by U.S. stockholders that own their stock through foreign accounts or foreign intermediaries. The Fund will not pay any additional amounts in respect of any amounts withheld.

Creation and Redemption of Creation Units. An Authorized Participant who exchanges securities for Creation Units generally will recognize a gain or a loss. The gain or loss will be equal to the difference between the market value of the Creation Units at the time and the sum of the exchanger's aggregate basis in the securities surrendered plus the amount of cash paid for such Creation Units. A person who redeems Creation Units will generally recognize a gain or loss equal to the difference between the exchanger's basis in the Creation Units and the sum of the aggregate market value of any securities received plus the amount of any cash received for such Creation Units. The Internal Revenue Service, however, may assert that a loss realized upon an exchange of securities for Creation Units cannot be deducted currently under the rules governing "wash sales," or on the basis that there has been no significant change in economic position. Any capital gain or loss realized upon the creation of Creation Units will generally be treated as long-term capital gain or loss if the securities exchanged for such Creation Units have been held for more than one year.

Any capital gain or loss realized upon the redemption of Creation Units will generally be treated as long-term capital gain or loss if the shares comprising the Creation Units have been held for more than one year. Otherwise, such capital gains or losses will be treated as short-term capital gains or losses.

Persons purchasing or redeeming Creation Units should consult their own tax advisers with respect to the tax treatment of any creation or redemption transaction.

Section 351. The Trust on behalf of the Fund has the right to reject an order for a purchase of shares of the Trust if the purchaser (or group of purchasers) would, upon obtaining the shares so ordered, own 80% or more of the outstanding shares of the Fund and if, pursuant to Section 351 of the Code, the Fund would have a basis in the securities different from the market value of such securities on the date of deposit. The Trust also has the right to require information necessary to determine beneficial share ownership for purposes of the 80% determination.

Tax Shelter Reporting Regulations. Under U.S. Treasury regulations, if a shareholder recognizes a loss of $2 million or more for an individual shareholder or $10 million or more for a corporate shareholder, the shareholder must file with the Internal Revenue Service a disclosure statement on Form 8886. Direct shareholders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance shareholders of a RIC are not excepted. Future guidance may extend the current exception from this reporting requirement to shareholders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer's treatment of the loss is proper. Shareholders should consult their tax advisers to determine the applicability of these regulations in light of their individual circumstances.

General Considerations. The federal income tax discussion set forth above is for general information only. Prospective investors should consult their tax advisers regarding the specific federal income tax consequences of purchasing, holding and disposing of shares of the Fund, as well as the effect of state, local and foreign tax law and any proposed tax law changes.

DETERMINATION OF NAV

The NAV of the Fund's shares is calculated each day the national securities exchanges are open for trading as of the close of regular trading on the NYSE, normally 4:00 p.m. Eastern time (the "NAV Calculation Time"). NAV per share is calculated by dividing the Fund's net assets by the number of Fund shares outstanding.

In calculating the Fund's NAV, Fund investments generally are valued using market valuations. Short term debt securities with remaining maturities of sixty (60) days or less are valued on the basis of amortized cost, which approximates fair value. U.S. fixed income assets may be valued as of the announced closing time for such securities on any day that the Securities Industry and Financial Markets Association announces an early closing time. The values of any assets or liabilities of the Fund that are denominated in a currency other than the U.S. dollar are converted into U.S. dollars using an exchange rate deemed appropriate by the Fund.

In certain instances, such as when reliable market valuations are not readily available or are not deemed to reflect current market values, the Fund's investments will be valued in accordance with the Fund's pricing policy and procedures. Securities that may be valued using "fair value" pricing may include, but are not limited to, securities for which there are no current market quotations or whose issuer is in default or bankruptcy, securities subject to corporate actions (such as mergers or reorganizations), securities subject to non-U.S. investment limits or currency controls, and securities affected by "significant events." An example of a significant event is an event occurring after the close of the market in which a security trades but before the Fund's next NAV Calculation Time that may materially affect the value of the Fund's investment (e.g., government action, natural disaster, or significant market fluctuation). Price movements in U.S. markets that are deemed to affect the value of foreign securities, or reflect changes to the value of such securities, also may cause securities to be "fair valued."

When fair-value pricing is employed, the prices of securities used by the Fund to calculate its NAV may differ from quoted or published prices for the same securities.

Fund shares are purchased or sold on a national securities exchange at market prices, which may be higher or lower than NAV. No secondary sales will be made to brokers or dealers at a concession by the Distributor or by the Fund. Purchases and sales of shares in the secondary market, which will not involve the Fund, will be subject to customary brokerage commissions and charges. Transactions in Fund shares will be priced at NAV only if you purchase or redeem shares directly from the Fund in Creation Units.

DIVIDENDS AND DISTRIBUTIONS

The Fund intends to pay out dividends, if any, annually. The Fund distributes its net realized capital gains, if any, to investors annually. The Fund may occasionally be required to make supplemental distributions at some other time during the year. Distributions in cash may be reinvested automatically in additional whole shares only if the broker through whom you purchased shares makes such option available. Your broker is responsible for distributing the income and capital gain distributions to you.

The Trust reserves the right to declare special distributions if, in its reasonable discretion, such action is necessary or advisable to preserve the status of the Fund as a RIC or to avoid imposition of income or excise taxes on undistributed income.

FINANCIAL STATEMENTS

[Audited Financial Statements to be included by amendment]

MISCELLANEOUS INFORMATION

Counsel. Reed Smith, LLP, 1301 K Street, NW, Suite 1100, Washington, D.C. 20005 and Bass, Berry & Sims PLC, 150 3rd Avenue South, Suite 2800, Nashville, TN 37201.

Independent Registered Public Accounting Firm. Ernst & Young, LLP, with offices located at 55 Ivan Allen Jr. Boulevard, Suite 1000, Atlanta, GA 30308, serves as the independent auditor of the Trust. They audit the Fund's financial statements and may perform other services.

FINANCIAL STATEMENTS

Following are the audited financial statements for the Trust and the report of Ernst & Young, LLP, dated July ___, 2013, relating to the financial statements.

[Audited Financial Statements to be inserted in Pre-Effective Amendment No. 2]

Part C
Other Information

Item 28. Exhibits.

Exhibit
Number   Description

(a)(1)	Trust Instrument of the Registrant dated August 23, 2012.(1)
(a)(2)	Certificate of Trust as filed with the State of Delaware on August 23, 2012.(1)
(c)	Portions of the Trust Instrument of the Registrant defining the rights of holders of shares of the Registrant.(2)
(d)(1)	Form of Investment Advisory Agreement between the Registrant and LocalShares, Inc.*
(d)(2)	Form of Sub-Advisory Agreement between LocalShares, Inc. and Decker Wealth Management LLC.*
(e)(1)	~~Form of~~ Distribution Agreement between the Registrant and SEI Investments Distribution Co.*
(e)(2)	Form of Authorized Participant Agreement. *
(f)	Not applicable.
(g)	Form of Custody Agreement between the Registrant and Brown Brothers Harriman & Co.*
(h)(1)	~~Form of~~ Administration Agreement between the Registrant and SEI Investments Global Funds Services. *
(h)(2)	Form of Transfer Agency and Service Agreement between the Registrant and Brown Brothers Harriman & Co.*
(h)(3)	Form of License Agreement between the Registrant and ~~NYSE Arca, Inc~~Solactive AG.*
~~(h)(4)~~	~~Form of Securities Lending Agency Agreement between the Registrant and [_____].*~~
~~(h)(5)~~	~~Form of Securities Loan Agreement between the Registrant and [_____].*~~
~~(h)(6)~~	~~Form of Chief Compliance Officer Services Agreement between the Registrant and [_____].*~~
(i)	Legal Opinion and Consent of Reed Smith, LLP, counsel to the Registrant.*
(j)	Consent of Ernst & Young, LLP, independent auditors for the Registrant.*
(k)	Not applicable.
(l)	~~Form of Letter of Representations between the Registrant and The Depository Trust Company.*~~Subscription Agreement.
(m)	None.
(n)	Not applicable.
(p)	Code of Ethics of the Registrant.*

(1)	Incorporated by reference from Registrant's initial Registration Statement on N-1A (File No. 333-184163) filed September 28, 2012.
(2)	Reference is made to Articles 4, 5, 6, 7, 8, 9, 10, 11 and 12 of Registrant's Trust Instrument, filed as Exhibit (a)(1) to this Registration Statement.

*	~~To be filed by amendment~~

Item 29. Persons Controlled by or under Common Control with the Fund.

Not applicable.

Item 30. Indemnification.

A)   Reference is made to Article 9 of the Registrant's Trust Instrument filed as Exhibit (a)(1) to this Registration Statement with respect to the indemnification of the Registrant's trustees and officers, which is set forth below:

ARTICLE 9

Limitation of Liability and Indemnification

Section 9.1   <u>General Provisions</u>.

Section 9.1.1   <u>General Limitation of Liability</u>. No personal liability for any debt or obligation of the Trust shall attach to any Trustee of the Trust. Without limiting the foregoing, provided they have exercised reasonable care and have acted under the reasonable belief that their actions are in the best interests of the Trust, the Trustees shall not be responsible for or liable in any event for any neglect or wrongdoing of any officer, agent, employee, investment adviser, sub-adviser, administrator, principal underwriter or custodian of the Trust, nor shall any Trustee be responsible or liable for the act or omission of any other Trustee, but nothing contained in this Declaration of Trust or in the DSTA shall protect any Trustee against liability to the Trust or to the Shareholders to which he or she would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of the office of Trustee. Every note, bond, contract, instrument, certificate, Share or undertaking and every other act or thing whatsoever executed or done by or on behalf of the Trust or the Trustees or any Trustee in connection with the Trust shall be conclusively deemed to have been executed or done only in or with respect to their, his or her capacity as Trustees or Trustee and neither such Trustees or Trustee nor the Shareholders shall be personally liable thereon.

Section 9.1.2   <u>Notice of Limited Liability</u>. Every note, bond, contract, instrument, certificate or undertaking made or issued by the Trustees or by any officers or officer may recite that the same was executed or made by or on behalf of the Trust by them as Trustees or Trustee or as officers or officer and not individually and that the obligations of such instrument are not binding upon any of them or the Shareholders individually but are binding only upon the assets and property of the Trust or belonging to a Series thereof, and may contain such further recitals as they, he or she may deem appropriate, but the omission thereof shall not operate to bind any Trustees or Trustee or officers or officer or Shareholders or Shareholder individually.

Section 9.1.3   <u>Liability Limited to Assets of the Trust</u>. All persons extending credit to, contracting with or having any claim against the Trust shall look only to the assets of the Trust or belonging to a Series thereof, as appropriate, for payment under such credit, contract or claim, and neither the Shareholders nor the Trustees nor any of the Trust's officers, employees or agents, whether past, present or future, shall be personally liable therefor.

Section 9.2   <u>Liability of Trustees</u>. The exercise by the Trustees of their powers and discretion hereunder shall be binding upon the Trust, the Shareholders, and any other person dealing with the Trust. The liability of the Trustees, however, shall be further limited by this Section 9.2.

Section 9.2.1   <u>Advice of Experts and Reports of Others</u>. The Trustees may take advice of counsel or other experts with respect to the meaning and operation of this Declaration of Trust and their duties as Trustees hereunder, and shall be under no liability for any act or omission in accordance with such advice or for failing to follow such advice. In discharging their duties, the Trustees, when acting in good faith, shall be entitled to rely upon the books of account of the Trust and upon written reports made to the Trustees by any officer appointed by them, any independent public accountant and (with respect to the subject matter of the contract involved) any officer, partner or responsible employee of any other party to any contract entered into hereunder.

Section 9.2.2   <u>Bond</u>. The Trustees shall not be required to give any bond as such, nor any surety if a bond is required.

Section 9.2.3   <u>Liability of Third Persons Dealing with Trustees</u>. No person dealing with the Trustees shall be bound to make any inquiry concerning the validity of any transaction made or to be made by the Trustees or to see to the application of any payments made or property transferred to the Trust or upon its order.

Section 9.3   <u>Liability of Shareholders</u>. Without limiting the provisions of this Section 9.3 or the DSTA, the Shareholders shall be entitled to the same limitation of personal liability extended to stockholders of private corporations organized for profit under the General Corporation Law of the State of Delaware.

Section 9.3.1   <u>Limitation of Liability</u>. No personal liability for any debt or obligation of the Trust shall attach to any Shareholder or former Shareholder of the Trust, and neither the Trustees, nor any officer, employee or agent of the Trust shall have any power to bind any Shareholder personally or to call upon any Shareholder for the payment of any sum of money or assessment whatsoever other than such as the Shareholder may at any time personally agree to pay by way of subscription for any Shares or otherwise.

Section 9.3.2   Indemnification of Shareholders. In case any Shareholder or former Shareholder of the Trust shall be held to be personally liable solely by reason of being or having been a Shareholder and not because of such Shareholder's acts or omissions or for some other reason, the Shareholder or former Shareholder (or, in the case of a natural person, his or her heirs, executors, administrators or other legal representatives or, in the case of a corporation or other entity, its corporate or other general successor) shall be entitled out of the assets of the Trust to be held harmless from and indemnified against all loss and expense arising from such liability; provided, however, there shall be no liability or obligation of the Trust arising hereunder to reimburse any Shareholder for taxes paid by reason of such Shareholder's ownership of any Shares or for losses suffered by reason of any changes in value of any Trust assets. The Trust shall, upon request by the Shareholder or former Shareholder, assume the defense of any claim made against the Shareholder for any act or obligation of the Trust and satisfy any judgment thereon.

Section 9.4   Indemnification.

Section 9.4.1   Indemnification of Covered Persons. Subject to the exceptions and limitations contained in Section 9.4.2, every person who is, or has been, a Trustee, officer or employee of the Trust, including persons who serve at the request of the Trust as directors, trustees, officers or employees of another organization in which the Trust has an interest as a shareholder, creditor or otherwise (hereinafter referred to as a Covered Person"), shall be indemnified by the Trust to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him or her in connection with any claim, action, suit or proceeding in which he or she becomes involved as a party or otherwise by virtue of his or her being or having been such a Trustee, director, officer or employee and against amounts paid or incurred by him or her in settlement thereof.

Section 9.4.2   Exceptions. No indemnification shall be provided hereunder to a Covered Person:

(a)   For any liability to the Trust or its Shareholders arising out of a final adjudication by the court or other body before which the proceeding was brought that the Covered Person engaged in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office;

(b)   With respect to any matter as to which the Covered Person shall have been finally adjudicated not to have acted in good faith in the reasonable belief that his or her action was in the best interests of the Trust; or

(c)   In the event of a settlement or other disposition not involving a final adjudication (as provided in paragraph (a) or (b) of this Section 9.4.2) and resulting in a payment by a Covered Person, unless there has been either a determination that such Covered Person did not engage in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office by the court or other body approving the settlement or other disposition, or a reasonable determination, based on a review of readily available facts (as opposed to a full trial-type inquiry), that he or she did not engage in such conduct, such determination being made by: (i) a vote of a majority of the Disinterested Trustees (as such term is defined in Section 9.4.5) acting on the matter (provided that a majority of Disinterested Trustees then in office act on the matter); or (ii) a written opinion of independent legal counsel.

Section 9.4.3   Rights of Indemnification. The rights of indemnification herein provided may be insured against by policies maintained by the Trust, and shall be severable, shall not affect any other rights to which any Covered Person may now or hereafter be entitled, shall continue as to a person who has ceased to be a Covered Person, and shall inure to the benefit of the heirs, executors and administrators of such a person. Nothing contained herein shall affect any rights to indemnification to which Trust personnel other than Covered Persons may be entitled by contract or otherwise under law.

Section 9.4.4   Expenses of Indemnification. Expenses of preparation and presentation of a defense to any claim, action, suit or proceeding subject to a claim for indemnification under this Section 9.4 shall be advanced by the Trust prior to final disposition thereof upon receipt of an undertaking by or on behalf of the recipient to repay such amount if it is ultimately determined that he or she is not entitled to indemnification under this Section 9.4, provided that either:

(a)   Such undertaking is secured by a surety bond or some other appropriate security or the Trust shall be insured against losses arising out of any such advances; or

(b)   A majority of the Disinterested Trustees acting on the matter (provided that a majority of the Disinterested Trustees then in office act on the matter) or independent legal counsel in a written opinion shall determine, based upon a review of the readily available facts (as opposed to the facts available upon a full trial), that there is reason to believe that the recipient ultimately will be found entitled to indemnification.

Section 9.4.5   Certain Defined Terms Relating to Indemnification. As used in this Section 10.5, the following words shall have the meanings set forth below:

(a)   A "Disinterested Trustee" is one (i) who is not an Interested Person of the Trust (including anyone, as such Disinterested Trustee, who has been exempted from being an Interested Person by any rule, regulation or order of the Commission), and (ii) against whom none of such actions, suits or other proceedings or another action, suit or other proceeding on the same or similar grounds is then or has been pending;

(b)   "Claim," "action," "suit" or "proceeding" shall apply to all claims, actions, suits, proceedings (civil, criminal, administrative or other, including appeals), actual or threatened; and

(c)   "Liability" and "expenses" shall include without limitation, attorneys' fees, costs, judgments, amounts paid in settlement, fines, penalties and other liabilities.

B)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of the Investment Adviser.

LocalShares, Inc., a Delaware corporation and a wholly owned subsidiary of LocalShares, LLC, ~~will be~~is a registered investment adviser and serves as manager for all funds of the Registrant. The description of LocalShares, Inc. under the caption of "Additional Information about the Fund's Investment Strategies and Risks" in the Prospectus and under the caption "Management of the Trust" in the Statement of Additional Information constituting Parts A and B, respectively, of this Registration Statement are incorporated herein by reference.

Each of the directors and officers of LocalShares, Inc. will also have substantial responsibilities as directors and/or officers of LocalShares, LLC. To the knowledge of the Registrant, except as set forth below, none of the directors or executive officers of LocalShares, Inc. is or has been at any time during the past two fiscal years engaged in any other business, profession, vocation or employment of a substantial nature.

Name	Position with LocalShares, Inc.	Principal Business(es) During the Past Two Fiscal Years

Name		Position with LocalShares, Inc.		Principal Business(es) During the Past Two Fiscal Years
Elizabeth S. Courtney		Chief Executive Officer and Director		Chief Executive Officer ("CEO") and Director of LocalShares, Inc. (since 2012); President (since 1997) and CEO (since 2004) of Seigenthaler Public Relations, Inc.; CEO, Director, and Member of LocalShares LLC (since 2012).
William S. Decker		Director		Managing member of Decker Wealth Management LLC (since 2009).
Michael D. Shmerling		Chairman of the Board		Managing Member of XMi High Growth Development Fund, LLC (a venture capital investment fund) (since 2009); Chairman of the Board of XMi Holdings, Inc. (a management and investment holding company) (since 2001); Chairman of the Board of Choice Food Group, Inc. (a Tennessee-based food manufacturing, distribution, and retail company) (since 2007); Director of Renasant Corporation (a bank holding company) (since 2007); Director of HealthStream, Inc. (a healthcare management company) (since 2005).
James C. Phillips		Director		Managing Member of XMi High Growth Development Fund, LLC (a venture capital investment fund) (since 2009); President and Chief Executive Officer of XMi Holdings, Inc. (a management and investment holding company) (since 2012); Vice President and Chief Financial Officer of XMi Holdings, Inc. (2004-2012).
Cameron A. Newton		Director		President and Chief Operating Officer at NEST-TN, LLC and NEST-USA, LP (seed and early-stage venture capital firms) (since 2010).
Carter Todd		Chief Compliance Officer		Executive VP and General Counsel of XMi Holdings, Inc. (since 2013); Special Counsel at Adams and Reese LLP (since 2013); Executive VP and General Counsel of Ryman Hospitality Properties (2012-2013); Executive VP and General Counsel of Gaylord Entertainment (2001 – 2012).

LocalShares, Inc., with the approval of the ~~Registrants board~~Registrant's Board of ~~trustees~~Trustees, selects the sub-adviser for the Fund. Decker Wealth Management LLC serves as sub-adviser for the Fund.

Name		Position with Decker Wealth Management LLC		Principal Business(es) During the Past Two Fiscal Years
William S. Decker		Managing member		Managing member of Decker Wealth Management LLC (since 2009).
Valerie Wilson		Chief Compliance Officer		Chief Compliance Officer of Decker Wealth Management LLC (since 2009).

Item 32. Principal Underwriters.

(a)   The Trust's distributor, SEI Investments Distribution Co. (the "Distributor"), acts as distributor for the Registrant and the following investment companies:

SEI Daily Income Trust	July 15, 1982
SEI Liquid Asset Trust	November 29, 1982
SEI Tax Exempt Trust	December 3, 1982
SEI Institutional Managed Trust	January 22, 1987
SEI Institutional International Trust	August 30, 1988
The Advisors' Inner Circle Fund	November 14, 1991
The Advisors' Inner Circle Fund II	January 28, 1993
Bishop Street Funds	January 27, 1995
SEI Asset Allocation Trust	April 1, 1996
SEI Institutional Investments Trust	June 14, 1996
CNI Charter Funds	April 1, 1999
[To be completed by amendment]Causeway Capital Management Trust	September 20, 2001
ProShares Trust	November 14, 2005
Community Reinvestment Act Qualified Investment Fund	January 8, 2007
SEI Alpha Strategy Portfolios, LP	June 29, 2007
TD Asset Management USA Funds	July 25, 2007
SEI Structured Credit Fund, LP	July 31, 2007
Wilshire Mutual Funds, Inc.	July 12, 2008
Wilshire Variable Insurance Trust	July 12, 2008
Global X Funds	October 24, 2008
ProShares Trust II	November 17, 2008
Exchange Traded Concepts Trust (f/k/a FaithShares Trust)	August 7, 2009
Schwab Strategic Trust	October 12, 2009
RiverPark Funds	September 8, 2010
Adviser Managed Trust Fund	December 10, 2010
Huntington Strategy Shares	July 26, 2011
New Covenant Funds	March 23, 2012
Cambria ETF Trust	August 30, 2012
Highland Funds I (f/k/a Pyxis Funds I)	September 25, 2012
KraneShares Trust	December 18, 2012

The Distributor provides numerous financial services to investment managers, pension plan sponsors, and bank trust departments. These services include portfolio evaluation, performance measurement and consulting services ("Funds Evaluation") and automated execution, clearing, and settlement of securities transactions ("MarketLink").

(b)   To the best of Registrant's knowledge, the directors and executive officers of the Distributor are as follows:

Name	Position and Office with Underwriter	Positions and Offices with Registrant
William M. Doran	Director	--
Edward D. Loughlin	Director	--
Wayne M. Withrow	Director	--
Kevin P. Barr	President & Chief Executive Officer	--
Maxine J. Chou	Chief Financial Officer, Chief Operations Officer, & Treasurer	--
Karen E. LaTourette	Chief Compliance Officer, Anti-Money Laundering Officer & Assistant Secretary	--
John C. Munch	General Counsel & Secretary	--
Mark J. Held	Senior Vice President	--
Lori L. White	Vice President & Assistant Secretary	--
John P. Coary	Vice President & Assistant Secretary	--
John J. Cronin	Vice President	--
Robert M. Silvestri	Vice President	--

Name		Position(s) and Office(s) with the Distributor
[To be completed by amendment]		

The business address of each of the Distributor's directors or officers is One Freedom Valley Drive, Oaks, Pennsylvania 19456.

(c)   Not applicable.

Item 33. Location of Accounts and Records.

(a)   The Registrant maintains accounts, books and other documents required by Section 31(a) of the Investment Company Act of 1940 and the rules thereunder (collectively, "Records") at its offices at 618 Church Street, Suite 220, Nashville, Tennessee 37219.

(b)   LocalShares, Inc. maintains all Records relating to its services as investment adviser to the Registrant at 618 Church Street, Suite 220, Nashville, Tennessee 37219.

(c)   Decker Wealth Management LLC maintains all Records relating to its services as sub-adviser to the Registrant at 4535 Harding Pike, Suite 300, Nashville, Tennessee 37205.

(d)   SEI Investments Distribution Co. maintains all Records relating to its services as Distributor of the Registrant at One Freedom Valley Drive, Oaks, Pennsylvania 19456.

(e)   SEI Investments Global Funds Services maintains all Records relating to its services as administrator of the Registrant at One Freedom Valley Drive, Oaks, Pennsylvania 19456.

(f)   Brown Brothers Harriman & Co. maintains all Records relating to its services as transfer agent and custodian of the Registrant at [140 Broadway, New York, New York, 10005].10005.

Item 34. Management Services.

Not applicable.

Item 35. Undertakings.

The Registrant undertakes to file an amendment to this registration statement with certified financial statements showing the initial capital received before accepting subscriptions from more than 25 personsNot applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Pre-Effective Amendment No. ~~1~~2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Nashville, State of Tennessee, on the ~~5~~__th day of ~~March~~July, 2013.

LOCALSHARES INVESTMENT TRUST

(Registrant)

/s/ Elizabeth S. Courtney
Name: Elizabeth S. Courtney
Title: Trustee

Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. ~~1~~2 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ Elizabeth S. Courtney Elizabeth S. Courtney	Trustee	~~March 5,~~July___, 2013
/s/ Craven Crowell Craven Crowell	Trustee	July___, 2013
/s/ Douglas Cruickshanks Douglas Cruickshanks	Trustee	July___, 2013
/s/ Rebecca Stilwell Rebecca Stilwell	Trustee	July___, 2013

Document comparison by Workshare Compare on Monday, July 08, 2013 4:01:20 PM

Input:	
Document 1 ID	interwovenSite://US-DIGITALFILE/US_ACTIVE/111223887/5
Description	#111223887v5<US_ACTIVE> - Pre-Effective Amendment No. 1 to the N-1A Registration Stmt - LocalShares Trust AS FILED March 5, 2013
Document 2 ID	interwovenSite://US-DIGITALFILE/US_ACTIVE/113309298/6
Description	#113309298v6<US_ACTIVE> - Pre-Effective Amendment No. 2 to the N-1A Registration Stmt - LocalShares Trust (Draft 6/26/13)
Rendering set	ReedSmith Standard

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